# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

### REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
### 15d-16 under the securities exchange act of 1934

### For the month of August 2001

### SUN INTERNATIONAL HOTELS LIMITED
### (Translation of registrant's name into English)

### Coral Towers, Paradise Island, The Bahamas
### (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
of
Form 20-F or Form 40-F.

Form 20-F ___X___          Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___X___          No _____

If "yes" is marked, indicate below this file number assigned to the registrant in
connection with Rule 12g-3-2(b): N/A

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 23, 2001          SUN INTERNATIONAL HOTELS LIMITED

|          |                           |
|----------|---------------------------|
| By:      | /s/John R. Allison        |
| Name:    | John R. Allison           |
| Title:   | Executive Vice President  |
|          | Chief Financial Officer   |

# EXHIBIT LIST

| Exhibit | Description |
|---------|-------------|
| 2(b) | Form of Registration Rights Agreement dated as of August 14, 2001, by and among Sun International Hotels Limited ("SIHL") and Sun International North America, Inc. ("SINA"), as issuers, various subsidiaries of SIHL, as guarantors and Deutsche Banc Alex. Brown Inc., Bear, Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as Purchasers. |
| 2(c) | Form of Indenture dated as of August 14, 2001, between SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and The Bank of New York, as trustee, with respect to $200,000,000 principal amount of 8 7/8% Senior Subordinated Notes due 2011. |

Exhibit 2(b)

**REGISTRATION RIGHTS AGREEMENT**

**Dated as of August 14, 2001**

**by and among**

**SUN INTERNATIONAL HOTELS LIMITED**

**and**

**SUN INTERNATIONAL NORTH AMERICA, INC.**

**as Issuers,**

**THE GUARANTORS NAMED HEREIN**

**and**

**DEUTSCHE BANC ALEX. BROWN INC.**

**BEAR, STEARNS & CO. INC.**

**CIBC WORLD MARKETS CORP.**

**BANC OF AMERICA SECURITIES LLC**

**WELLS FARGO BROKERAGE SERVICES, LLC**

**FLEET SECURITIES, INC.**

**THE ROYAL BANK OF SCOTLAND PLC,**

**as Purchasers**

## REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of August 14, 2001, among Sun International Hotels Limited, a Bahamian international company, and Sun International North America, Inc., a Delaware corporation (the "Issuers"), the Guarantors as defined herein (the "Guarantors") and Deutsche Banc Alex. Brown Inc., Bear, Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc. and The Royal Bank of Scotland plc (together, the "Purchasers").

This Agreement is made pursuant to the Purchase Agreement, dated August 9, 2001, among the Issuers, the Guarantors and the Purchasers (the "Purchase Agreement"), which provides for the sale by the Issuers and the Guarantors to the Purchasers of $200,000,000 aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2011 (the "Securities"). In order to induce the Purchasers to enter into the Purchase Agreement, the Issuers and the Guarantors have agreed to provide to the Purchasers and their respective direct and indirect transferees, among other things, the registration rights for the Securities set forth in this Agreement.  The execution of this Agreement is a condition to the closing of the transactions contemplated by the Purchase Agreement.

The parties hereby agree as follows:

1.    Definitions

As used in this Agreement, the following terms shall have the following meanings (and, unless otherwise indicated, capitalized terms used herein without definition shall have the meanings ascribed to them by the Purchase Agreement):

Advice:  See Section 5.

Applicable Period:  See Section 2.

Closing Date:  The Closing Date as defined in the Purchase Agreement.

Effectiveness Period:  See Section 3.

Effectiveness Target Date:  See Section 3.

Event Date:  See Section 4.

Exchange Act:  The Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

Exchange Offer:  See Section 2.

Exchange Registration Statement:  See Section 2.

Exchange Registration Effectiveness Target Date:  See Section 2.

Exchange Securities:  See Section 2.

Filing Date:  The 60th day after the Closing Date.

Guarantors:  The Guarantors (as defined in the Indenture).

Holder:  Any holder of Transfer Restricted Securities.

Indenture:  The Indenture, dated as of the date hereof, among the Issuers, the Guarantors and The Bank of New York, as trustee, pursuant to which the Securities are being issued, as amended or supplemented from time to time in accordance with the terms thereof.

Issuers:  See the introductory paragraph of this Agreement.

Liquidated Damages:  See Section 4.

Participating Broker-Dealer:  See Section 2.

Person:  An individual, trustee, corporation, partnership, joint stock company, trust, limited liability company, unincorporated association, union, business association, firm or other legal entity.

Prospectus:  The prospectus included in any Registration Statement (including, without limitation, any prospectus subject to completion and a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Exchange Securities and/or the Transfer Restricted Securities (as applicable) covered by such Registration Statement, and all other amendments and supplements to the Prospectus and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

Purchasers:  See the introductory paragraph to this Agreement.

Registration Default:  See Section 4.

Registration Statement:  Any registration statement of the Issuers and the Guarantors, including, but not limited to, the Exchange Registration Statement,  the Shelf Registration Statement or that otherwise covers any of the Transfer Restricted Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and

all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

Rule 144:  Rule 144 promulgated pursuant to the Securities Act, as currently in effect, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

Rule 144A:  Rule 144A promulgated pursuant to the Securities Act, as currently in effect, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

Rule 415:  Rule 415 promulgated pursuant to the Securities Act, as currently in effect, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

SEC:  The Securities and Exchange Commission.

Securities:  See the introductory paragraphs to this Agreement.

Securities Act:  The Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

Shelf Notice:  See Section 2.

Shelf Registration:  See Section 3.

Shelf Registration Statement:  See Section 3.

Shelf Registration Statement Effectiveness Target Date:  See Section 3.

TIA:  The Trust Indenture Act of 1939, as amended.

Transfer Restricted Securities:  The Securities upon original issuance thereof and at all

times subsequent thereto, until in the case of any such Securities (i) a Registration Statement covering such Securities has been declared effective by the SEC and such Securities have been disposed of in accordance with such effective Registration Statement, (ii) such Securities are sold in compliance with Rule 144 or (iii) such Securities cease to be outstanding.

Trustee: The trustee under the Indenture and, if existent, the trustee under any indenture governing the Exchange Securities.

Underwritten registration or underwritten offering: A registration in which securities of the Issuers are sold to an underwriter for reoffering to the public.

2. Exchange Offer

(a) The Issuers and the Guarantors agree to file with the SEC as soon as practicable after the Closing Date, but in no event later than the Filing Date, an offer to exchange (the "Exchange Offer") any and all of the Transfer Restricted Securities for a like aggregate principal amount of debt securities of the Issuers and the Guarantors which are substantially identical to the Securities, except that the identity of the Guarantors may be different from the Guarantors that initially guaranteed the Securities pursuant to the Indenture so long as the Securities are at all times guaranteed in compliance with the Indenture (the "Exchange Securities") (and which are entitled to the benefits of the Indenture or a trust indenture which is identical to the Indenture (other than such changes to the Indenture or any such identical trust indenture as are necessary to comply with any requirements of the SEC to effect or maintain the qualification thereof under the TIA) and which, in either case, has been qualified under the TIA), except that the Exchange Securities shall have been registered

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pursuant to an effective Registration Statement in compliance with the Securities Act.  The Exchange Offer will be registered pursuant to the Securities Act on an appropriate form (the "Exchange Registration Statement") and will comply with all applicable tender offer rules and regulations promulgated pursuant to the Exchange Act and shall be duly registered or qualified pursuant to all applicable state securities or Blue Sky laws.  The Exchange Offer shall not be subject to any condition, other than that the Exchange Offer does not violate any applicable law or interpretation of the staff of the SEC.  No securities shall be included in the Registration Statement covering the Exchange Offer other than the Exchange Securities.  The Issuers and the Guarantors agree to use their best efforts to (x) cause the Exchange Registration Statement to become effective pursuant to the Securities Act on or before the 150$^{th}$ day following the Closing Date (the "Exchange Registration Statement Effectiveness Target Date"); (y) keep the Exchange Offer open for not less than 20 business days (or such longer period required by applicable law) after the commencement of the Exchange Offer; and (z) consummate the Exchange Offer within 30 business days after the earlier of the effectiveness thereof or the Exchange Registration Statement Effectiveness Target Date. Each Holder who participates in the Exchange Offer will be required to represent that any Exchange Securities received by it will be acquired in the ordinary course of its business, that at the time of the consummation of the Exchange Offer such Holder will have no arrangement or understanding with any Person to participate in the distribution of the Exchange Securities, and that such Holder is not an affiliate of the Issuers within the meaning of Rule 405 of the Securities Act (or that if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable).  Each Holder that is not a Participating Broker-Dealer will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange

Securities.  Each Holder that is (i) a Participating Broker-Dealer and (ii) will receive Exchange Securities for its own account in exchange for the Transfer Restricted Securities that it acquired as the result of market making or other trading activities will be required to acknowledge that it will deliver a Prospectus as required by law in connection with any resale of such Exchange Securities.  Upon consummation of the Exchange Offer in accordance with this Agreement, the Issuers and the Guarantors shall have no further obligation to register Transfer Restricted Securities pursuant to Section 2(c) of this Agreement.

(b)  The Issuers and the Guarantors shall include within the Prospectus contained in the Exchange Registration Statement a section entitled "Plan of Distribution," acceptable to the Purchasers, which shall contain a summary statement of the positions taken or policies made by the Staff of the SEC with respect to the potential "underwriter" status of any broker-dealer that is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of Exchange Securities received by such broker-dealer in the Exchange Offer (a "Participating Broker-Dealer").  Such "Plan of Distribution" section shall also allow the use of the Prospectus by all Persons subject to the prospectus delivery requirements of the Securities Act, including all Participating Broker-Dealers, and include a statement describing the means by which Participating Broker-Dealers may resell the Exchange Securities.

The Issuers and the Guarantors shall use their best efforts to keep the Exchange Registration Statement effective and to amend and supplement the Prospectus contained therein, in order to permit such Prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act, for a period of 180 days after consummation of the Exchange Offer (or such longer period if extended pursuant to the last paragraph of Section 5) (the "Applicable Period")

In connection with the Exchange Offer, the Issuers shall:

(a)  mail as promptly as practicable to each Holder a copy of the Prospectus forming part of the Exchange Registration Statement, together with an appropriate letter of transmittal and related documents;

(b)  utilize the services of a depositary for the Exchange Offer with an address in the Borough of Manhattan, The City of New York; and

(c)  permit Holders to withdraw tendered Securities at any time prior to the close of business, New York time, on the last business day on which the Exchange Offer shall remain open.

As soon as practicable after the close of the Exchange Offer, the Issuers and the Guarantors shall:

(i) accept for exchange all Securities tendered and not validly withdrawn pursuant to the Exchange Offer;

(ii) deliver to the Trustee for cancellation all Securities so accepted for exchange; and

(iii) cause the Trustee to authenticate and deliver promptly to each Holder of Securities, Exchange Securities equal in principal amount to the Securities of such Holder so accepted for exchange.

3.  <u>Shelf Registration</u>.  If (a) prior to the consummation of the Exchange Offer, applicable interpretations of the staff of the SEC do not permit the Issuers and the Guarantors to effect the Exchange Offer as contemplated herein, (b) the Exchange Offer is not consummated within 210 days of the Closing Date for any reason or (c) any Holder of Transfer

Restricted Securities shall notify the Issuers within 20 Business Days following the consummation of the Exchange Offer that (i) such Holder was prohibited by law or Commission policy from participating in the Exchange Offer or (ii) such Holder (other than by reason of such Holder's status as an affiliate of any of the Issuers or the Guarantors) may not resell the Exchange Securities acquired by it in the Exchange Offer to the public without delivering a prospectus and the Prospectus contained in the Exchange Offer Registration Statement is not available for such resales by such Holder, or (iii) such Holder is a broker-dealer and holds Transfer Restricted Securities acquired directly from the Issuers or any of their Affiliates, then the Issuers and the Guarantors shall (x) prepare and file with the SEC, on or prior to 30 days after the earlier of (i) the date on which the Issuers determine that the Exchange Offer Registration Statement cannot be filed as a result of clause (a) above and (ii) the date on which the Issuers receive the notice specified in clause (c) above (such earlier date, the "Filing Deadline"), a shelf registration statement pursuant to Rule 415 under the Act (which may be an amendment to the Exchange Offer Registration Statement (the "Shelf Registration Statement"), relating to all Transfer Restricted Securities, and (y) use their respective best efforts to cause such Shelf Registration Statement to become effective on or prior to 90 days after the Filing Deadline for the Shelf Registration Statement (the "Shelf Registration Statement Effectiveness Target Date," and together with the Exchange Registration Statement Effectiveness Target Date, the "Effectiveness Target Dates").

        The Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Transfer Restricted Securities for resale by the Holders in the manner or manners reasonably designated by them (including, without limitation, one or more underwritten offerings).  To the extent necessary to ensure that the Shelf Registration Statement is available for sales of

Transfer Restricted Securities by the Holders thereof entitled to the benefit of this Section 3, the Issuers and the Guarantors shall use their respective best efforts to keep the Shelf Registration Statement continuously effective under the Securities Act until the earlier of (i) the date which is 24 months after the Closing Date, (ii) the date that all Transfer Restricted Securities covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or (iii) there ceases to be outstanding any Transfer Restricted Securities (the "Effectiveness Period").

The Issuers and the Guarantors shall use their best efforts to keep the Shelf Registration Statement continuously effective during the Effectiveness Period by supplementing and amending the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used for such Shelf Registration Statement, if required by the Securities Act, or if reasonably requested by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities covered by such Registration Statement and by any underwriter of such Transfer Restricted Securities.

4.    Liquidated Damages

(a)  The Issuers, the Guarantors and the Purchasers agree that the Holders of Transfer Restricted Securities will suffer damages if the Issuers or any Guarantor fail to fulfill their obligations pursuant to Section 2 or Section 3 hereof and that it would not be possible to ascertain the extent of such damages. Accordingly, in the event of such failure by the Issuers or any Guarantor to fulfill such obligations, the Issuers and the Guarantors hereby agree to pay liquidated damages ("Liquidated Damages") to each Holder of Transfer Restricted Securities under the circumstances and to the extent set forth below:

(i) if neither the Exchange Registration Statement nor the Shelf Registration Statement has been filed with the SEC on or prior to the Filing Date or the Filing Deadline, as applicable; or

(ii) if neither the Exchange Registration Statement nor the Shelf Registration Statement is declared effective by the SEC on or prior to the applicable Effectiveness Target Date; or

(iii) if (A) an Exchange Registration Statement is declared effective by the SEC, and (B) the Issuers and the Guarantors have not exchanged Exchange Securities for all Securities validly tendered in accordance with the terms of the Exchange Offer on or prior to 30 business days following the earlier of (i) the effectiveness thereof or (ii) the Exchange Registration Statement Effectiveness Target Date; or

(iv) the Shelf Registration Statement has been declared effective by the SEC and such Shelf Registration Statement ceases to be effective or usable at any time during the Effectiveness Period, without being succeeded on the same day immediately by a post-effective amendment to such Registration Statement that cures such failure and that is itself immediately declared effective on the same day;

(any of the foregoing, a "Registration Default") then the Issuers shall pay to each Holder of Transfer Restricted Securities Liquidated Damages in an amount equal to $0.05 per week per $1,000 of the principal amount of Transfer Restricted Securities held by such Holder during the first 90-day period immediately following the occurrence of such Registration Default. The amount of such Liquidated Damages will increase by an additional $0.05 per week per $1,000 of the principal amount of Transfer Restricted Securities

with respect to each subsequent 90-day period, until all Registration Defaults have been cured; provided, however, that Liquidated Damages shall not at any time exceed $0.50 per week per $1,000 of the principal amount of Transfer Restricted Securities. Following the cure of all Registration Defaults relating to any Transfer Restricted Securities, the accrual of Liquidated Damages with respect to such Transfer Restricted Securities will cease. A Registration Default under clause (i) above shall be cured on the date that either the Exchange Registration Statement or the Shelf Registration Statement is filed with the SEC; a Registration Default under clause (ii) above shall be cured on the date that either the Exchange Registration Statement or the Shelf Registration Statement is declared effective by the SEC; a Registration Default under clause (iii) above shall be cured on the earlier of the date (A) the Exchange Offer is consummated or (B) a Shelf Registration Statement is declared effective; and a Registration Default under clause (iv) above shall be cured on the earlier of (A) the date that the post-effective amendment curing the deficiency in the Shelf Registration Statement is declared effective or (B) the Effectiveness Period expires.

(b) The Issuers shall notify the Trustee within one business day after each and every date on which a Registration Default occurs (an "Event Date"). Liquidated Damages shall be paid by the Issuers to the Holders by wire transfer of immediately available funds to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified on or before the semi-annual interest payment date provided in the Indenture, provided, that payments shall not be required to be made more than once in any six-month period. Each obligation to pay Liquidated Damages shall be deemed to commence accruing on the applicable Event Date and to cease accruing when all Registration Defaults have been cured. In no event shall the Issuers pay Liquidated Damages in excess of the

maximum applicable amount set forth above, regardless of whether one or multiple Registration Defaults exist.

5.    <u>Registration Procedures</u>

In connection with the registration of any Exchange Securities or Transfer Restricted Securities pursuant to Sections 2 or 3 hereof, the Issuers and the Guarantors shall effect such registration to permit the sale of such Exchange Securities or Transfer Restricted Securities (as applicable) in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Issuers and the Guarantors shall:

(a)  Prepare and file with the SEC, a Registration Statement or Registration Statements as prescribed by Section 2 or 3, and to use their best efforts to cause such Registration Statement(s) to become effective and remain effective as provided herein; <u>provided</u> that, if (1) such filing is pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, before filing any Registration Statement or Prospectus or any amendments or supplements thereto, the Issuers shall, if requested, furnish to and afford you a reasonable opportunity to review copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (at least 3 business days prior to such filing, or such later date as is reasonable under the circumstances) and shall use their best efforts to reflect in each such document, when so filed with the SEC, such comments as you may reasonably and timely propose.

(b)   Prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement or Exchange Registration Statement, as the case may be, as may be necessary to keep such Registration Statement continuously effective for the periods required by Section 2 or Section 3, as applicable; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all securities covered by such Registration Statement as so amended or in such Prospectus as so supplemented and with respect to the subsequent resale of any securities being sold by a Participating Broker-Dealer covered by any such Prospectus; the Issuers and the Guarantors shall be deemed not to have used their best efforts to keep a Registration Statement effective during the Applicable Period if they voluntarily take any action that would result in selling Holders of the Transfer Restricted Securities covered thereby or Participating Broker-Dealers seeking to sell Exchange Securities not being able to sell such Transfer Restricted Securities or such Exchange Securities during that period, unless (i) such action is required by applicable law, or (ii) such action is taken by them in good faith and for valid business reasons (not including avoidance of their obligations hereunder), including the acquisition or divestiture of assets.

(c)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, notify the selling Holders of Transfer Restricted Securities, or each such Participating Broker-Dealer known to the Issuers, as the case may be, their counsel and the managing

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underwriters, if any, promptly and confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective (including in such notice a written statement that any Holder may, upon request, obtain, without charge, one conformed copy of such Registration Statement or post-effective amendment including financial statements and schedules, documents incorporated or deemed to be incorporated by reference and exhibits), (ii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or the initiation of any proceedings for that purpose, (iii) if at any time when a prospectus is required by the Securities Act to be delivered in connection with sales of the Transfer Restricted Securities the representations and warranties of the Issuers or the Guarantors contained in any agreement (including any underwriting agreement) contemplated by Section 5(l) below cease to be true and correct, (iv) of the receipt by the Issuers or the Guarantors of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Transfer Restricted Securities or the Exchange Securities to be sold by any Participating Broker-Dealer for offer or sale in any jurisdiction, or the initiation of any proceeding for such purpose, (v) of the happening of any event or any information becoming known that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the

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case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the Issuers' and the Guarantors' reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(d) If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, use its best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of a Prospectus or suspending the qualification (or exemption from qualification) of any of the Transfer Restricted Securities or the Exchange Securities (as applicable) to be sold by any Participating Broker-Dealer, for sale in any jurisdiction, and, if any such order is issued, to use their reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment.

(e) If a Shelf Registration Statement is filed pursuant to Section 3 and if requested by the managing underwriters, if any, and the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities being sold in connection with an underwritten offering, (i) promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters, if any, or such Holders or counsel reasonably request to be included therein, (ii) make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after the Issuers have received notification of the matters to be incorporated in such prospectus supplement or post-

effective amendment, and (iii) supplement or make amendments to such Registration Statement with such information as the managing underwriter, if any, and such Holders and counsel reasonably request to be included therein.

(f)  If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, furnish to each selling Holder of Transfer Restricted Securities and to each such Participating Broker-Dealer who so requests, as the case may be, their counsel and each managing underwriter, if any, without charge, one conformed copy of the Registration Statement or Registration Statements and each post-effective amendment thereto, including financial statements and schedules, and, if requested, all documents incorporated or deemed to be incorporated therein by reference and all exhibits.

(g)  If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, deliver to each selling Holder of Transfer Restricted Securities pursuant to a Shelf Registration Statement, or each such Participating Broker-Dealer, as the case may be, their counsel, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of preliminary prospectus) and each amendment or supplement thereto and any documents incorporated by reference therein as such Persons may reasonably request; and, subject to the last paragraph of this Section 5, the Issuers and the Guarantors hereby consent to the use of such Prospectus and each amendment or supplement thereto by each of the selling

Holders of Transfer Restricted Securities or each such Participating Broker-Dealer, as the case may be, and the underwriters or agents, if any, and dealers (if any), in connection with the offering and sale of the Transfer Restricted Securities covered by or the sale by Participating Broker-Dealers of the Exchange Securities pursuant to such Prospectus and any amendment or supplement thereto.

(h)  If a Shelf Registration Statement is filed pursuant to Section 3, cooperate with the selling Holders of Transfer Restricted Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold, which certificates shall not bear any restrictive legends and shall be in a form eligible for deposit with The Depository Trust Company, and, subject to the terms of the Indenture, enable such Transfer Restricted Securities to be in such denominations and registered in such names as the managing underwriters, if any, or Holders may reasonably request.

(i)  If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, upon the occurrence of any event contemplated by paragraph 5(c)(v) or 5(c)(vi) above, as promptly as practicable prepare and (subject to Section 5(a) above) file with the SEC, at the expense of the Issuers and the Guarantors, a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Transfer Restricted Securities being sold thereunder or to the purchasers

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of the Exchange Securities to whom such Prospectus will be delivered by a Participating Broker-Dealer, any such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j) Prior to the effective date of the first Registration Statement relating to the Transfer Re-stricted Securities, (i) provide the Trustee with certificates for the Transfer Restricted Securities in a form eligible for deposit with The Depository Trust Company and (ii) provide a CUSIP number for the Transfer Restricted Securities.

(k) In connection with an underwritten offering of Transfer Restricted Securities pursuant to a Shelf Registration Statement, enter into an underwriting agreement as is customary in underwritten offerings and take all such other actions as are reasonably requested by the managing underwriters in order to expedite or facilitate the registration or the disposition of such Transfer Restricted Securities, and in such connection, (i) make such representations and warranties to the underwriters, with respect to the business of the Issuers, the Guarantors and their subsidiaries and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, as are customarily made by issuers to underwriters in underwritten offerings, and confirm the same if and when requested; (ii) obtain opinions of counsel to the Issuers and the Guarantors and updates thereof in form and substance reasonably satisfactory to the managing underwriters, addressed to the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by underwriters; (iii) obtain "cold comfort" letters and updates thereof in form and substance

19

reasonably satisfactory to the managing underwriters from the independent certified public accountants of the Issuers and the Guarantors (and, if necessary, any other independent certified public accountants of any subsidiary of the Issuers or the Guarantors or of any business acquired by either of them for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings and such other matters as are reasonably re-quested by underwriters as permitted by Statement on Auditing Standards No. 72; and (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures no less favorable than those set forth in Section 7 hereof (or such other provisions and procedures acceptable to Holders of a majority in aggregate principal amount of Transfer Restricted Securities covered by such Registration Statement and the managing underwriters or agents) with respect to all parties to be indemnified pursuant to said Section.  The above shall be done at each closing under such underwriting agreement, or as and to the extent required thereunder.

(l)  If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus con-tained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, (i) make available for inspection by any selling Holder of such Transfer Restricted Securities being sold, or each such Participating Broker-Dealer, as the case may be, any underwriter participating in any such disposition of Transfer Restricted Securities, if any, and any attor-ney, accountant or other agent retained by any such selling Holder or each such Participating Broker-

20

Dealer, as the case may be, or underwriter (collectively, the "Inspectors"), at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Issuers, the Guarantors and their subsidiaries (collectively, the "Records") as shall be reasonably necessary to enable them to exercise any applicable due diligence responsibilities, and (ii) cause the officers, directors and employees of the Issuers, the Guarantors and their subsidiaries to supply all information in each case reasonably requested by any such Inspector in connection with such Registration Statement. Information supplied pursuant to clauses (i) and (ii) above which the Issuers determine, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors, unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public.

(m) Provide an indenture trustee for the Transfer Restricted Securities or the Exchange Securities, as the case may be, and cause the Indenture to be qualified under the TIA not later than the effective date of the Exchange Offer or the first Registration Statement relating to the Transfer Restricted Securities; and in connection therewith, cooperate with the trustee under any such indenture and the holders of the Transfer Restricted Securities, to effect such changes to such indenture as may be required for such indenture to be so qualified in accordance with the terms of the TIA; and execute, and use its best efforts to cause such trustee to execute, all documents as may be required to effect such changes, and all other forms and documents required to be filed with the SEC to enable such indenture to be so qualified in a timely manner.

(n)  Comply with all applicable rules and regulations of the SEC and, as soon as reasonably practicable, make generally available to its securityholders consolidated earnings statements (which need not be audited) of the Issuers that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

(o)  If an Exchange Offer is to be consummated, upon delivery of the Transfer Restricted Securities by Holders to the Issuers (or to such other Person as directed by the Issuers) in exchange for the Exchange Securities, the Issuers and the Guarantors shall mark, or cause to be marked, on such Transfer Restricted Securities that such Transfer Restricted Securities are being cancelled in exchange for the Exchange Securities; in no event shall such Transfer Restricted Securities be marked as paid or otherwise satisfied.

(p)  Cooperate with each seller of Transfer Restricted Securities covered by any Registration Statement and each underwriter, if any, participating in the disposition of such Transfer Restricted Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD").

(q)  Use their best efforts to take all other steps necessary to effect the registration of the Transfer Restricted Securities or Exchange Securities, as applicable, covered by a Registration Statement contemplated hereby.

The Issuers may require each seller of Transfer Restricted Securities or Participating Broker-Dealer as to which any registration is being effected to furnish to the Issuers such information regarding such seller or Participating Broker-Dealer and the distribution of such Transfer Restricted Securities or Exchange Securities to be sold by such Participating Broker-Dealer, as the case may be, as

22

the Issuers may, from time to time, reasonably request.  The Issuers may exclude from such registration the Transfer Restricted Securities of any seller or Participating Broker-Dealer who fails to furnish such information within a reasonable time after receiving such request.

Each Holder of Transfer Restricted Securities and each Participating Broker-Dealer agrees by acquisition of such Transfer Restricted Securities or Exchange Securities to be sold by such Participating Broker-Dealer, as the case may be, that, upon receipt of any notice from the Issuers of the happening of any event of the kind described in Section 5(c)(ii), 5(c)(iv), 5(c)(v) or 5(c)(vi), such Holder will forthwith discontinue disposition of such Transfer Restricted Securities covered by such Registration Statement or Prospectus or Exchange Securities to be sold by such Participating Broker-Dealer, as the case may be, until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(j), or until it is advised in writing (the "Advice") by the Issuers that the use of the applicable Prospectus may be resumed, and has received copies of any amendments or supplements thereto.  In the event the Issuers give any notice of the happening of any event of the kind described in Section 5(c)(ii), 5(c)(iv), 5(c)(v) or 5(c)(vi), the time period for the effectiveness of such Registration Statement set forth in Section 2 or Section 3 hereof, as applicable, shall be extended by the number of days from the date of such notice to the date when each selling Holder covered by such Registration Statement shall have received copies of the supplemental or amended Prospectus contemplated by Section 5(j) or shall have received the Advice that the use of the applicable Prospectus may be resumed.

6    Registration Expenses

(a)  All fees and expenses incident to the performance of or compliance with this Agreement by

the Issuers or the Guarantors shall be borne by the Issuers and the Guarantors, whether or not the Exchange Offer or a Shelf Registration Statement is filed or becomes effective, including, without limitation, (i) all registration and filing fees (including, without limitation, (A) fees with respect to filings required to be made with the NASD in connection with an underwritten offering and (B) fees and expenses of compliance with state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel in connection with Blue Sky qualifications of the Transfer Restricted Securities or Exchange Securities (x) where the Holders of Transfer Restricted Securities are located, in the case of the Exchange Securities, or (y) as provided in Section 5(h), in the case of Transfer Restricted Securities or Exchange Securities to be sold by a Participating Broker-Dealer during the Applicable Period)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Transfer Restricted Securities or Exchange Securities in a form eligible for deposit with The Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the managing underwriters, if any, or, in respect of Transfer Restricted Securities or Exchange Securities to be sold by any Participating Broker-Dealer during the Applicable Period, by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities included in any Registration Statement or of such Exchange Securities, as the case may be), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Issuers and the Guarantors, (v) fees and disbursements of all independent certified public accountants referred to in Section 5(k)(iii) (including, without limitation, the expenses of any special audit and "cold comfort" letters required by or incident to such performance), (vi) rating agency fees, (vii) Securities Act liability insurance, if the Issuers and the Guarantors desire such insurance, (viii) fees and expenses of all other Persons retained

24

by the Issuers or the Guarantors, (ix) internal expenses of the Issuers and the Guarantors (including, without limitation, all salaries and expenses of officers and employees of the Issuers and the Guarantors performing legal or accounting duties), (x) the expense of any annual audit, (xi) the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange and (xii) the expenses relating to printing, word processing and distributing all Registration Statements, underwriting agreements, securities sales agreements, and indentures.  Nothing contained in this Section 6 shall create an obligation on the part of the Issuers or any Guarantor to pay or reimburse any Holder for any underwriting commission or discount attributable to any such Holder's Transfer Restricted Securities included in an underwritten offering pursuant to a Registration Statement filed in accordance with the terms of this Agreement, or to guarantee such Holder any profit or proceeds from the sale of such Securities.

(b)  In connection with any Shelf Registration Statement hereunder, the Issuers and the Guarantors shall reimburse the Holders of the Transfer Restricted Securities being registered in such registration for the reasonable fees and disbursements of not more than one counsel (in addition to one local counsel in each relevant jurisdiction) chosen by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities to be included in such Registration Statement and other reasonable out-of-pocket expenses of the Holders of Transfer Restricted Securities reasonably incurred in connection with the registration of the Transfer Restricted Securities.

7    Indemnification

Each Issuer and each Guarantor agrees, jointly and severally, to indemnify and hold harmless (i) each of the Purchasers, each Holder of Transfer

25

Restricted Securities, each Holder of Exchange
Securities, each Participating Broker-Dealer, (ii)
each person, if any, who controls (within the meaning
of Section 15 of the Securities Act or Section 20 of
the Exchange Act) any such Person (any of the persons
referred to in this clause (ii) being hereinafter
referred to as a "controlling person"), and (iii) the
respective officers, directors, partners, employees,
representatives and agents of any of such Person or
any controlling person (any person referred to in
clause (i), (ii) or (iii) may hereinafter be referred
to as an "Indemnified Person") to the fullest extent
lawful, from and against any and all losses, claims,
damages, liabilities, judgments, actions and expenses
(including, without limitation, and as incurred,
reimbursement of all reasonable costs of
investigating, preparing, pursuing or defending any
claim or action, or any investigation or proceeding by
any governmental agency or body, commenced or
threatened, including the reasonable fees and expenses
of counsel to any Indemnified Person) directly or
indirectly caused by, related to, based upon, arising
out of or in connection with any untrue statement or
alleged untrue statement of a material fact contained
in any Registration Statement or Prospectus (as
amended or supplemented if the Issuers shall have
furnished any amendments or supplements thereto) or
any preliminary prospectus, or caused by, arising out
of or based upon any omission or alleged omission to
state therein a material fact required to be stated
therein or necessary to make the statements therein,
in light of the circumstances under which they were
made, not misleading, except insofar as such losses,
claims, damages or liabilities are caused by (i) any
untrue statement or omission or alleged untrue
statement or omission made in reliance upon and in
conformity with information relating to any
Indemnified Person furnished to the Issuers or any
underwriter in writing by such Indemnified Person
expressly for use therein, or (ii) any untrue
statement contained in or omission from a preliminary
prospectus if a copy of the Prospectus (as then

26

amended or supplemented, if the Issuers shall have furnished to or on behalf of the Holder participating in the distribution relating to the relevant Registration Statement any amendments or supplements thereto) was not sent or given by or on behalf of such Holder to the person asserting any such losses, liabilities, claims, damages or expenses who purchased Securities, if such is required by law at or prior to the written confirmation of the sale of such Securities to such person and the untrue statement contained in or omission from such preliminary prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented). The Issuers and the Guarantors shall notify the Trustee promptly of the institution, threat or assertion of any claim, proceeding (including any governmental investigation) or litigation of which it or they shall have become aware in connection with the matters addressed by this Agreement which involves the Issuers, any Guarantor or an Indemnified Person.

In connection with any Registration Statement in which a Holder of Transfer Restricted Securities is participating, such Holder of Transfer Restricted Securities agrees, severally and not jointly, to indemnify and hold harmless the Issuers, the Guarantors and their directors and officers and each person who controls the Issuers or the Guarantors within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Issuers and the Guarantors to each Indemnified Person, but only with reference to information relating to such Indemnified Person furnished to the Issuers in writing by such Indemnified Person expressly for use in any Registration Statement or Prospectus, any amendment or supplement thereto, or any preliminary prospectus. The liability of any Indemnified Person pursuant to this paragraph shall in no event exceed the net proceeds received by such Indemnified Person from sales of Transfer Restricted Securities giving rise to such obligations.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying person") in writing, and the indemnifying person shall have the right to assume the defense thereof with counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying person may reasonably designate in such proceeding and shall pay the reasonable fees and expenses actually incurred by such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party, unless (i) the indemnifying person and the indemnified party shall have mutually agreed in writing to the contrary, (ii) the indemnifying person failed to assume the defense within a reasonable time after the commencement of the action and employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both such indemnified party and the indemnifying person, or any affiliate of the indemnifying person and such indemnified party shall have been reasonably advised by counsel that either (x) there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying person or such affiliate of the indemnifying person or (y) a conflict may exist between such indemnified party and the indemnifying person or such affiliate of the indemnifying person (in which case the indemnifying person shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying person shall not, in

28

connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all such indemnified parties, which firm shall be designated in writing by indemnified parties who sold a majority in aggregate principal amount of Transfer Restricted Securities sold by all such indemnified parties and any such separate firm for the Issuers and the Guarantors, their directors, their officers and such control persons of the Issuers and the Guarantors shall be designated in writing by the Issuers.  The indemnifying person shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying person agrees to indemnify any indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying person shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

　　　　If the indemnification provided for in the first and second paragraphs of this Section 7 is unavailable to an indemnified party, in respect of any losses, claims, damages, liabilities, or expenses referred to therein (other than by reason of the exceptions provided therein), then each indemnifying person under such paragraphs, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages,

liabilities, or expenses (i) in such proportion as is appropriate to reflect the relative benefits of the indemnified party on the one hand and the indemnifying person(s) on the other in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities, or expenses or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying person(s) and the indemnified party, as well as any other relevant equitable considerations.  The relative fault of the indemnifying person(s), on the one hand, and any indemnified parties, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying person(s), on the one hand, or by such indemnified parties, on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

    The parties agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if such indemnified parties were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph.  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses actually incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an indemnified party be required to

contribute any amount in excess of the amount by which proceeds received by such indemnified party from sales of Transfer Restricted Securities exceeds the amount of any damages that such indemnified party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

The indemnity and contribution agreements contained in this Section 7 will be in addition to any liability which the indemnifying persons may otherwise have to the indemnified parties referred to above. The indemnified parties' obligations to contribute pursuant to Section 7 are several in proportion to the respective principal amount of Securities sold by each of the indemnified parties hereunder and not joint.

8    <u>Rules 144 and 144A</u>

The Issuers and the Guarantors covenant that, during the Effectiveness Period, they will file the reports required to be filed by them pursuant to the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder in a timely manner and, if at any time the Issuers and the Guarantors are not required to file such reports, they will, upon the request of any Holder of Transfer Restricted Securities, make available information required by Rules 144 and 144A under the Securities Act in order to permit sales pursuant to Rule 144 and Rule 144A.

9    <u>Underwritten Registrations</u>

(a)  If any of the Transfer Restricted Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or

managers that will manage the offering will be selected by the Holders of a majority in aggregate principal amount of such Transfer Restricted Securities included in such offering and reasonably acceptable to the Issuers.

No Holder of Transfer Restricted Securities may participate in any underwritten registration hereunder, unless such Holder (i) agrees to sell such Holder's Transfer Restricted Securities on the basis provided in any customary underwriting arrangements entered into in connection therewith and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

(b) Each Holder of Transfer Restricted Securities agrees, if requested (pursuant to a timely written notice) by the managing underwriters in an underwritten offering or placement agent in a private offering of the Company's debt securities, not to effect any private sale or distribution (including a sale pursuant to Rule 144(k) and Rule 144A, but excluding non-public sales to any of its affiliates, officers, directors, employees and controlling persons) of any of the Securities except pursuant to an Exchange Offer, during the period beginning 10 days prior to, and ending 90 days after, the closing date of the underwritten offering.

The foregoing provisions shall not apply to any Holder of Transfer Restricted Securities if such Holder is prevented by applicable statute or regulation from entering into any such agreement.

The Issuers and the Guarantors agree without the written consent of the managing underwriters in an underwritten offering of Transfer Restricted Securities covered by a Registration Statement filed pursuant to Section 3 hereof, not to effect any public or private sale or distribution of their respective

debt securities, including a sale pursuant to Regulation D or Rule 144A under the Securities Act, during the period beginning   10 days prior to, and ending 90 days after, the closing date of each underwritten offering made pursuant to such Registration Statement; provided, however, that such period shall be extended by the number of days from and including the date of the giving of any notice pursuant to Section 5(c)(v) or 5(c)(vi) hereof to and including the date when each seller of Transfer Restricted Securities covered by such Registration Statement shall have received the copies of the supplemented or amended Prospectus contemplated by Section 5(j) hereof and provided further, that no such offering restriction shall apply to more than one such underwritten offering per twelve-month period.

10   Miscellaneous

(a)  Remedies.  In the event of a breach by the Issuers of any of their obligations under this Agreement, each Holder of Transfer Restricted Securities, in addition to being entitled to exercise all rights provided herein, in the Indenture or, in the case of the Purchasers, in the Purchase Agreement, or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.  Subject to Section 4, the Issuers and the Guarantors agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by them of any of the provisions of this Agreement and hereby further agree that, in the event of any action for specific performance in respect of such breach, they shall waive the defense that a remedy at law would be adequate.

(b)  No Inconsistent Agreements.  None of the Issuers or any Guarantor will enter into any agreement with respect to any of their respective securities which will grant to any Person piggy-back registration

rights with respect to an Exchange Registration Statement or a Shelf Registration Statement.

(c) <u>Amendments and Waivers</u>.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Issuers have obtained the written consent of holders of at least a majority of the then outstanding aggregate principal amount of Transfer Restricted Securities and Exchange Securities held by Participating Broker-Dealers holding Exchange Securities.  Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and Participating Broker-Dealers holding Exchange Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders and Participating Broker-Dealers holding Exchange Securities may be given by holders of at least a majority in aggregate principal amount of the Transfer Restricted Securities and Exchange Securities held by Participating Broker-Dealers being sold by such holders pursuant to such Registration Statement; <u>provided</u> that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence.

(d) <u>Notices</u>.  All notices and other communications (including without limitation any notices or other communications to the Trustee) provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, next-day air courier or telecopier:

(i)  if to a Holder of Transfer Restricted Securities, at the most current address given by the Trustee to the Issuers; and

34

(ii) if to the Issuers or the Guarantors, Charles D. Adamo, Sun International Hotels Limited, Coral Towers, Paradise Island (Tel: 242-363-2202)(Fax: 242-363-4581), with a copy to Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, Attention: John W. White, Esq. (Tel: 212-474-1000) (Fax: 212-474-3700).

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; ten business days after being deposited in the mail, postage prepaid, if mailed; three business days after being timely delivered to a next-day air courier; and when receipt is acknowledged by the addressee, if telecopied. Copies of all such notices, demands or other communications shall be concurrently delivered by the Person giving the same to the Trustee under the Indenture at the address specified in such Indenture.

(e) <u>Successors and Assigns</u>.  This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities.  The Issuers and the Guarantors agree that the holders of the Securities shall be third party beneficiaries to the agreements made hereunder by the Issuers and the Guarantors and each holder shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights hereunder.

(f) <u>Counterparts</u>.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(g) <u>Headings</u>.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h) **Governing Law.**  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(i) <u>Severability</u>.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants

and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(j) <u>Entire Agreement</u>. This Agreement, together with the Purchase Agreement, is intended by the parties as a final expression of their agreement, and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

(k) <u>Securities Held by the Issuers, the Guarantors or Their Affiliates</u>. Whenever the consent or approval of Holders of a specified percentage of Transfer Restricted Securities is required hereunder, Transfer Restricted Securities held by the Issuers, any Guarantor or any of their affiliates (as such term is defined in Rule 405 under the Securities Act) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

SUN INTERNATIONAL HOTELS LIMITED


By: _____
     Name:
     Title:


SUN INTERNATIONAL NORTH AMERICA, INC.


By: _____
     Name:
     Title:


GUARANTORS:

SUN INTERNATIONAL BAHAMAS LIMITED


By: _____
     Name:
     Title:


PARADISE ISLAND LIMITED


By: _____
     Name:
     Title:


ISLAND HOTEL COMPANY LIMITED

By: _____
       Name:
       Title:


PARADISE BEACH INN LIMITED


By: _____
       Name:
       Title:


PARADISE ENTERPRISES LIMITED


By: _____
       Name:
       Title:


PARADISE ACQUISITIONS LIMITED


By: _____
       Name:
       Title:


SUN INTERNATIONAL MANAGEMENT LIMITED


By: _____
       Name:
       Title:

SUN COVE, LTD.

By: _____
     Name:
     Title:

GGRI, INC.

By: _____
     Name:
     Title:

The foregoing Registration Rights Agreement is hereby confirmed and accepted as of the date first above written.

DEUTSCHE BANC ALEX. BROWN INC.


By:_____
    Name:
    Title:


By:_____
    Name:
    Title:

BEAR, STEARNS & CO. INC.


By:_____
    Name:
    Title:

CIBC WORLD MARKETS CORP.


By:_____
    Name:
    Title:

BANC OF AMERICA SECURITIES LLC


By:_____
    Name:
    Title:

WELLS FARGO BROKERAGE SERVICES, LLC


By:_____

```
Name:
Title:


FLEET SECURITIES, INC.

By:_____
    Name:
    Title:

THE ROYAL BANK OF SCOTLAND PLC

By:_____
    Name:
    Title:
```

Exhibit 2(c)

**SUN INTERNATIONAL HOTELS LIMITED**

**and**

**SUN INTERNATIONAL NORTH AMERICA, INC.,**

**Issuers,**

**and**

**THE GUARANTORS NAMED HEREIN**

**and**

**THE BANK OF NEW YORK,**

**Trustee**

_____

**INDENTURE**

Dated as of August 14, 2001

_____

8⅞% Senior Subordinated Notes due 2011

# CROSS-REFERENCE TABLE

| TIA Section | Indenture Section |
|---|---|
| 310 (a)(1) | 7.10 |
| (a)(2) | 7.10 |
| (a)(3) | N.A. |
| (a)(4) | N.A. |
| (a)(5) | 7.10 |
| (b) | 7.8; |
| | 7.10; |
| | 13.2 |
| (c) | N.A. |
| 311 (a) | 7.11 |
| (b) | 7.11 |
| (c) | N.A. |
| 312 (a) | 2.5 |
| (b) | 13.3 |
| (c) | 13.3 |
| 313 (a) | 7.6 |
| (b)(1) | N.A. |
| (b)(2) | 7.6 |
| (c) | 7.6; |
| | 13.2 |
| (d) | 7.6 |
| 314 (a) | 4.7; |
| | 4.6 |
| (b) | N.A. |
| (c)(1) | 2.2; |
| | 7.2; |
| | 13.4 |
| (c)(2) | 7.2; |
| | 13.4 |
| (c)(3) | N.A |
| (d) | N.A |
| (e) | 13.5 |
| (f) | N.A. |
| 315 (a) | 7.1(b) |
| (b) | 7.5; |
| | 7.6; |
| | 13.2 |
| (c) | 7.1(a) |
| (d) | 7.2; |
| | 6.11; |
| | 7.1(c) |
| (e) | 6.14 |
| 316 (a)(last sentence) | 2.9 |
| (a)(1)(A) | 6.11 |
| (a)(1)(B) | 6.12 |
| (a)(2) | N.A. |
| (b) | 6.12; |
| | 6.8 |

| TIA Section | | Indenture Section |
|---|---|---|
| 317(a)(1) | . . . . . . . . . . . . . . . . . . . . | 6.3 |
| (a)(2) | . . . . . . . . . . . . . . . . . . . | 6.4 |
| (b) | . . . . . . . . . . . . . . . . . . . . | 2.4 |
| 318(a) | . . . . . . . . . . . . . . . . . . . | 13.1 |

———————————

N.A. means Not Applicable

Note:  This Cross-Reference Table shall not, for any purpose, be deemed to be a part of the Indenture.

## ARTICLE V
## SUCCESSOR CORPORATION

## ARTICLE VI
## EVENTS OF DEFAULT AND REMEDIES

## ARTICLE VII
## TRUSTEE

## ARTICLE VIII
## LEGAL DEFEASANCE AND COVENANT DEFEASANCE

## ARTICLE IX
## AMENDMENTS, SUPPLEMENTS AND WAIVERS

## ARTICLE X
## RIGHT TO REQUIRE REPURCHASE

## ARTICLE XI
## GUARANTEES

## ARTICLE XII
## SUBORDINATION

**ARTICLE XIII**
**MISCELLANEOUS**

**EXHIBITS**

Exhibit A - Form of Note
Exhibit B - Form of Guarantee

**INDENTURE**, dated as of August 14, 2001, among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas ("Sun International"), Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Sun International ("SINA" and, together with Sun International, the "Issuers"), the Guarantors referred to below and The Bank of New York, a New York banking corporation, as Trustee.

Each party hereto agrees as follows for the benefit of each other party and for the equal and ratable benefit of the Holders of the Issuer's 8⅞% Senior Subordinated Notes due 2011:

## ARTICLE I

## DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1  Definitions.

"Acceleration Notice" shall have the meaning specified in Section 6.2.

"Acquired Indebtedness" means Indebtedness or Disqualified Capital Stock of any person existing at the time such person becomes a Subsidiary of either of the Issuers or is merged or consolidated into or with either of the Issuers or any of their Subsidiaries.

"Acquisition" means the purchase or other acquisition of any person or all or substantially all the assets of any person by any other person, or the acquisition of assets that constitute all or substantially all of an operating unit of business, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

"Additional Amounts" shall have the meaning specified in Section 4.20.

"Additional Securities" means additional Securities which may be issued after the Issue Date pursuant to this Indenture (other than pursuant to the Exchange Offer or otherwise in exchange for or in replacement of outstanding Securities). All references herein to "Securities" shall be deemed to include Additional Securities.

"Affiliate" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with Sun International.  For purposes of this definition, the term "control" means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, *provided, that,* with

respect to ownership interest in Sun International and its Subsidiaries a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control.

"Affiliate Transaction" shall have the meaning specified in Section 4.9.

"Agent" means any Registrar, Paying Agent or co-Registrar.

"Allowed Non-Recourse Indebtedness" means Indebtedness (a) as to which neither of the Issuers nor any of their Subsidiaries (1) provide credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender, and (b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any Indebtedness of the Issuers or any of their Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

"Applicable Procedures" means, with respect to any transfer or exchange of or for beneficial interests in any Global Security, the rules and procedures of the Depository, Euroclear and Clearstream that apply to such transfer or exchange at the relevant time.

"Asset Sale" shall have the meaning specified in Section 4.13.

"Asset Sale Offer" shall have the meaning specified in Section 4.13.

"Asset Sale Offer Amount" shall have the meaning specified in Section 4.13.

"Asset Sale Offer Price" shall have the meaning specified in Section 4.13.

"Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.

"Bankruptcy Law" means Title 11, U.S. Code or any similar United States Federal, state or foreign law for the relief of debtors.

"Beneficial Owner" or "beneficial owner" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable.

"Board of Directors" means, with respect to any person, the Board of Directors of such person or any committee of the Board of Directors of such person authorized, with respect to any particular matter, to exercise the power of the Board of Directors of such person.

"Board Resolution" means, with respect to any person, a duly adopted resolution of the Board of Directors of such person.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York or the New York Stock Exchange are authorized or obligated by law or executive order to close.

"Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not otherwise itself capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

"Capitalized Lease Obligation" means, as applied to any person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such person, as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such person.

"Cash" or "cash" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public or private debts.

"Cash Equivalent" means (a) (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (*provided* that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (iii) commercial paper issued by others rated at least A-1 or the equivalent thereof by Standard & Poor's Corporation or at least P-1 or the equivalent thereof by Moody's Investors Service, Inc., and in the case of each of (i), (ii) and (iii) above maturing within one year after the date of acquisition or (b) shares of

money market mutual funds or similar funds having assets in excess of $500 million.

"Change of Control" means (i) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets, on a consolidated basis, of Sun International, in one transaction or a series of related transactions (in each case other than to a person that is a Permitted Holder); (ii) any merger or consolidation of Sun International with or into any person if, immediately after giving effect to such transaction, any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than one or more Permitted Holders) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the surviving entity or entities; (iii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than one or more Permitted Holders) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of Capital Stock of Sun International then outstanding normally entitled to vote in elections of directors; (iv) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of Sun International (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Sun International was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Sun International then in office; or (v) the adoption of a plan relating to the liquidation or dissolution of Sun International.

"Change of Control Offer" shall have the meaning specified in Section 10.1.

"Change of Control Purchase Date" shall have the meaning specified in Section 10.1.

"Change of Control Purchase Price" shall have the meaning specified in Section 10.1.

"Change of Control Triggering Event" shall be deemed to have occurred if either of the Rating Agencies shall downgrade or withdraw their rating of the Securities as a result of, or, in any case, within 90 days of, a Change of Control.

"Clearstream" means Clearstream Banking Luxembourg, or its successors.

"Consolidated Coverage Ratio" of any person on any date of determination (a "Transaction Date") means the ratio, on a *pro forma* basis, of (a) the aggregate amount of Consolidated EBITDA of such person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; *provided,* that for purposes of such calculation, (i) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period, (ii) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (iii) the incurrence or repayment of any Indebtedness or issuance of any Disqualified Capital Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) (other than Indebtedness incurred under any revolving credit facility) shall be assumed to have occurred on the first day of such Reference Period and (iv) the Consolidated Fixed Charges of such person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a *pro forma* basis as if the rate in effect on the Transaction Date had been the applicable rate for the entire period, unless such person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

"Consolidated EBITDA" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of (i) Consolidated income tax expense, (ii) Consolidated depreciation and amortization expense, *provided* that consolidated depreciation and amortization of a Subsidiary that is a less than wholly owned Subsidiary shall only be added to the extent of the equity interest of such person in such Subsidiary, (iii) Consolidated Fixed Charges, less any non-cash interest income, and (iv) consolidated preopening expenses.

"Consolidated Fixed Charges" of any person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such person and its Consolidated Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, and (b) the amount of dividends accrued or payable (or guaranteed) by such person or any of its Consolidated Subsidiaries in respect of preferred stock (other than by Subsidiaries of such person to such person or such person's wholly owned Subsidiaries) other than dividends payable solely in shares of Qualified Capital Stock.  For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by Sun International to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty (excluding any Investment Guarantee, but including any interest expense or comparable debt service payments with respect to any Investment Guarantee Indebtedness to the extent such Investment Guarantee Indebtedness is being serviced by such person or any Subsidiary of such person) by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

"Consolidated Net Income" means, with respect to any person for any period, the net income (or loss) of such person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all gains or losses which are either extraordinary (as determined in accordance with GAAP), unusual or non-recurring (including any gain or loss from the sale or other disposition of assets or currency transactions outside the ordinary course of business or from the issuance or sale of any capital stock), (b) the net income, if positive, of any person, other than a Consolidated Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a wholly owned Consolidated Subsidiary of such person during such period, but in any case not in excess of such person's *pro rata* share of such person's net income for such period, (c) the net income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, (d) the net

income, if positive, of any of such person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary, except for restrictions under the Credit Agreement and (e) the cumulative effect of a change in accounting principles.

"Consolidated Net Worth" of any person at any date means the aggregate consolidated stockholders' equity of such person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such person and its Consolidated Subsidiaries.

"Consolidated Subsidiary" means, for any person, each Subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such person in accordance with GAAP.

"Credit Agreement" means the Third Amended and Restated Credit Agreement dated as of November 1, 1999 by and among Sun International Bahamas Limited, Sun International, certain of Sun International's subsidiaries, certain financial institutions and The Bank of Nova Scotia, as administrative and collateral agent, providing for a revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include agreements in respect of Interest Swap and Hedging Obligations entered into for bona fide hedging purposes and not entered into for speculative purposes with lenders party to the Credit Agreement or their affiliates and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any agreement (i) extending or shortening the maturity of any Indebtedness incurred thereunder or contemplated thereby, (ii) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of Sun International and its Subsidiaries and their

respective successors and assigns, (iii) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, *provided* that on the date such Indebtedness is incurred it would not be prohibited by Section 4.10 hereof or (iv) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms hereof.

"Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"Debt Incurrence Ratio" shall have the meaning specified in Section 4.10.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Definitive Securities" means Securities that are in the form of the Note attached hereto as Exhibit A that do not include the information called for by footnotes 1 and 3 thereof.

"Depository" means, with respect to the Securities issuable or issued in whole or in part in global form, the person specified in Section 2.3 as the Depository with respect to the Securities, until a successor shall have been appointed and become such pursuant to the applicable provision of this Indenture, and, thereafter, "Depository" shall mean or include such successor.

"Disqualified Capital Stock" means (i) except as set forth in (ii), with respect to any person, Equity Interests of such person that, by their terms or by the terms of any security into which they are convertible, exercisable or exchangeable, are, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Securities and (ii) with respect to any Subsidiary of such person (other than the Guarantors), any Equity Interests other than any common equity with no preference, privileges, or redemption or repayment provisions. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because the holders thereof have the right to require such person to repurchase such Equity Interests upon the occurrence of a change of control or with the proceeds of an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that the Issuers may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Issuers' purchase of the Securities as are required to be purchased pursuant to the provisions of Section 4.13 and Section 10.1 hereof, as applicable.

"Distribution Compliance Period" means the 40-day restricted period as defined in Regulation S.

"Euroclear" means Euroclear Bank S.A./N.V., or its successor, as operator of the Euroclear system.

"Equity Interest" of any person means any shares, interests, participations or other equivalents (however designated) in such person's equity, and shall in any event include any Capital Stock issued by, or partnership or membership interests in, such person.

"Event of Default" shall have the meaning specified in Section 6.1.

"Event of Loss" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

"Exchange Offer" means the offer by the Issuers and the Guarantors to exchange the Series B Securities and Guarantees thereof for the Original Securities and Guarantees thereof made pursuant to the Registration Rights Agreement.

"Exempted Affiliate Transaction" means transactions (i) solely between or among any of the Issuers and any of the Guarantors, and (ii) solely between or among any of the Issuers and any of their wholly owned Subsidiaries.

"FF&E Indebtedness" means any Indebtedness of a person to any seller or other person incurred to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease) or improvement of any Gaming Facility or hotel or gaming or hotel related fixtures, furniture or equipment which is directly related to a Related Business of Sun International and which is incurred concurrently with such acquisition and is secured only by the assets so financed.

"GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the Issue Date.

"Gaming Authority" means any regulatory body responsible for a gaming license held by Sun International or a Subsidiary of Sun International or any agency (including, without limitation, any agency established by a United States Federally recognized Indian tribe to regulate gaming on such tribe's reservation) which has, or may at any time after the Issue Date have, jurisdiction over the gaming activities of the Issuers or any Subsidiary of any of the Issuers or any successor to such authority.

"Gaming Facility" means any gaming or parimutuel wagering establishment and other property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel, theater, parking facilities, retail shops, land, golf courses and other recreation and entertainment facilities, vessel, barge, ship, and equipment.

"Global Security" means a Security that contains the paragraph referred to in footnote 1 and the additional schedule referred to in footnote 3 to the form of Security attached hereto as Exhibit A.

"Guarantee" shall have the meaning provided in Section 11.1.

"Guarantors" means Sun International Bahamas Limited, Paradise Island Limited, Island Hotel Company Limited, Paradise Beach Inn Limited, Paradise Enterprises Limited, Paradise Acquisitions Limited, Sun International Management Limited, Sun Cove Limited and GGRI, Inc. and any future newly created, acquired or designated Subsidiary of Sun International.

"Holder" or "Securityholder" means the person in whose name a Security is registered on the Registrar's books.

"incur" shall have the meaning specified in Section 4.10.

"Incurrence Date" shall have the meaning specified in Section 4.10.

"Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such person to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such person in accordance with GAAP, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, or (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that

would constitute ordinarily trade payables to trade creditors, (b) all liabilities and obligations, contingent or otherwise, of such person (i) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (ii) relating to any Capitalized Lease Obligation, or (iii) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (c) all net obligations of such person under Interest Swap and Hedging Obligations; (d) all liabilities and obligations of others of the kind described in the preceding clause (a), (b) or (c) that such person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such person, (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b) or (c), or this clause (e), whether or not between or among the same parties, and (f) all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends). Notwithstanding the foregoing, (1) an Investment Guarantee shall not constitute Indebtedness and (2) Investment Guarantee Indebtedness shall constitute Indebtedness. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value to be determined in good faith by the Board of Directors of Sun International of such Disqualified Capital Stock. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, but the accretion of original issue discount in accordance with the original terms of Indebtedness issued with an original issue discount will not be deemed to be an incurrence and (2) the principal amount thereof, in the case of any other Indebtedness.

"Indenture" means this Indenture, as amended or supplemented from time to time in accordance with the terms hereof.

"Initial Purchasers" means Deutsche Banc Alex. Brown, Bear, Stearns & Co. Inc., CIBC World Markets Corp, Banc of America Securities LLC, Fleet Securities, Inc., The Royal Bank of Scotland and Wells Fargo Brokerage Services, LLC.

"Interest Payment Date" means the stated due date of an installment of interest on the Securities.

11

"Interest Swap and Hedging Obligation" means any obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.

"Investment" by any person in any other person means (without duplication) (a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other person or any agreement to make any such acquisition; (b) the making by such person of any deposit with, or advance, loan or other extension of credit to, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable or deposits arising in the ordinary course of business); (c) other than (i) guarantees of Indebtedness of Sun International or any Subsidiary to the extent permitted by Section 4.10, and (ii) Investment Guarantees, the entering into by such person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other person; (d) the making of any capital contribution by such person to such other person; (e) the designation by the Board of Directors of Sun International of any person to be an Unrestricted Subsidiary; and (f) the making by such person or any Subsidiary of such person of any Investment Guarantee Payment. Sun International shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither Sun International nor any of its Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from Sun International or a Subsidiary shall be deemed an Investment valued at its fair market value at the time of such transfer.

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's (or any successor to the rating agency business thereof) or BBB- (or the

12

equivalent) by S&P (or any successor to the rating agency business thereof).

"Investment Grade Status" means any time at which the ratings of the Securities by both Moody's (or any successor to the rating agency business thereof) and S&P (or any successor to the rating agency business thereof) are Investment Grade Ratings.

"Investment Guarantee" means (1) any guarantee (with full rights of subrogation), directly or indirectly, by the Issuers or any Guarantor of Indebtedness of a Permitted Joint Venture, (2) any guarantee (with full rights of subrogation), directly or indirectly, by the Issuers or any Guarantor of Indebtedness of any person to whom any of the Issuers or the Guarantors provide management services pursuant to a Management Services Agreement, which Indebtedness matures by its terms prior to the time (if any) that such Management Services Agreement is scheduled to expire,(3) any guarantee (with full rights of subrogation), directly or indirectly, by the Issuers or any Guarantor of Indebtedness of any person to whom any of the Issuers, the Guarantors or TCA provides management services or development services pursuant to a Native American Services Agreement, which Indebtedness matures by its terms prior to the time (if any) that such Native American Services Agreement is scheduled to expire, or (4) any direct or indirect completion guarantee by the Issuers or any Guarantor, which terminates or expires by its terms prior to the time (if any) that the applicable Native American Services Agreement is scheduled to expire, in connection with any development services or management services provided by any of the Issuers, the Guarantors or TCA, as applicable, pursuant to such Native American Services Agreement; *provided that* in the case of each of (1), (2), (3) and (4), at the time such guarantee is incurred or such completion guarantee is entered into, the Issuers and the Guarantors are permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10.

"Investment Guarantee Indebtedness" of any Issuer or Guarantor means any Indebtedness of another person guaranteed by such Issuer or Guarantor pursuant to an Investment Guarantee, on and after the time such Issuer or Guarantor makes any interest or comparable debt service payment with respect to such guaranteed Indebtedness.

"Investment Guarantee Payments" means, without duplication, (1)any payments made pursuant to any Investment Guarantee, or (2) the full amount of any Investment Guarantee if, at any time, the person whose Indebtedness is guaranteed by such Investment Guarantee ceases to constitute a Permitted Joint Venture as a result of a decline in the Issuers' or Guarantor's ownership interest to less than 35% as a result of a sale, transfer or other disposition of Capital Stock of such person by the Issuers or any Guarantor, or (3) the full amount of any Investment Guarantee if, at any time, the Management Services

Agreement or Native American Services Agreement with respect to the person whose Indebtedness is guaranteed by such Investment Guarantee is terminated without a concurrent replacement thereof that has an expiration after the maturity of all Indebtedness of such person guaranteed by any of the Issuers or the Guarantors.

"Issue Date" means the date of first issuance of the Securities under the Indenture.

"Issuer" means each party named as such in this Indenture until a successor replaces it pursuant to the Indenture and thereafter means such successor.

"Issuers Request or Issuers Order" means a written request or order signed in the name of the Issuers by two Officers of both Issuers.

"Junior Security" means any Qualified Capital Stock and any Indebtedness of an Issuer or a Guarantor, as applicable, that (i) is subordinated in right of payment to Senior Debt at least to the same extent as the Securities or the Guarantee, as applicable, (ii) has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Securities, (iii) does not have covenants or default provisions materially more beneficial to the holders of the Securities than those in effect with respect to the Securities on the Issue Date and (iv) was authorized by an order or decree of a court of competent jurisdiction that gave effect to (and states in such order or decree that effect has been given to) the subordination of such securities to all Senior Debt of the applicable Issuer or Guarantor not paid in full in cash or Cash Equivalents in connection with such reorganization; *provided* that all such Senior Debt is assumed by the reorganized corporation and the rights of the holders of any such Senior Debt are not, without the consent of such holders, altered by such reorganization, which consent shall be deemed to have been given if the holders of such Senior Debt, individually or as a class, shall have approved such reorganization.

"Legal Holiday" shall have the meaning provided in Section 13.7.

"Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

"Liquidated Damages" shall have the meaning specified in the Registration Rights Agreement.

"Management Services Agreement" means any written agreement (other than a Native American Services Agreement)

14

pursuant to which the Issuers or any Guarantor provides or will provide management services in connection with a Gaming Facility and/or a hotel facility and related amenities.

"Maturity Date," when used with respect to any Security, means the date on which the principal of such Security becomes due and payable as therein or herein provided, whether at Stated Maturity, a Change of Control Purchase Date, a purchase date with respect to an Asset Sale Offer or by declaration of acceleration, call for redemption or otherwise.

"Moody's" means Moody's Investor Services, Inc.

"Native American Services Agreement" means any written agreement pursuant to which the Issuers, any Guarantor or TCA provides or will provide development services or management services in connection with a Gaming Facility operated by a Native North American Tribe or agency or instrumentality thereof, *provided* that such Issuer or Guarantor or TCA has obtained a customary opinion from outside counsel that such agreement is enforceable.

"Net Cash Proceeds" means the aggregate amount of Cash or Cash Equivalents received by Sun International in the case of a sale of Qualified Capital Stock and by Sun International and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of Sun International that were issued for cash on or after the Issue Date, the amount of cash originally received by Sun International upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and reasonable and customary expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less the amount (estimated reasonably and in good faith by Sun International) of income, franchise, sales and other applicable taxes required to be paid by Sun International or any of its respective Subsidiaries in connection with such Asset Sale.

"Non-Recourse Indebtedness" means Indebtedness of a person to the extent that under the terms thereof or pursuant to applicable law (i) no personal recourse shall be had against such person for the payment of the principal of or interest or premium, if any, on such Indebtedness, and (ii) enforcement of obligations on such Indebtedness is limited only to recourse against interests in property purchased with the proceeds of the incurrence of such Indebtedness and as to which none of the

Issuers or any of its Subsidiaries provides any credit support or is liable.

"Non-Strategic Real Estate" means (i) any real estate on Paradise Island in the Bahamas, other than the real estate upon which the Atlantis Resort & Casino property is located, and (ii) any real property in and around Atlantic City, New Jersey, other than the Resorts Casino Hotel, the former site of the Chalfonte Hotel and any other real estate contiguous to such sites.

"Offering Memorandum" means the Offering Memorandum of the Issuers dated August 9, 2001 with respect to the Securities.

"Officer" means, with respect to the Issuers, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer, the Controller, or the Secretary or Assistant Secretary.

"Officers' Certificate" means, with respect to the Issuers or any Guarantor, a certificate signed by two Officers of both of the Issuers or such Guarantor and otherwise complying with the requirements of Sections 13.4 and 13.5.

"Opinion of Counsel" means a written opinion from legal counsel to the Issuers complying with the requirements of Sections 13.4 and 13.5.  Unless otherwise required by this Indenture, the counsel may be in-house counsel to the Issuers.

"Original Securities" means the 8⅞% Senior Subordinated Securities due 2011, as amended and supplemented from time to time in accordance with the terms hereof, that are issued pursuant to this Indenture on the Issue Date.

"Paying Agent" shall have the meaning specified in Section 2.3.

"Permitted Holder" means Solomon Kerzner, his immediate family or a trust or similar entity existing solely for his benefit or for the benefit of his immediate family.

"Permitted Indebtedness" means Indebtedness incurred as follows:

(a)  the Issuers and the Guarantors may incur (i) Indebtedness pursuant to the Credit Agreement up to an aggregate principal amount outstanding  (including any Indebtedness issued to refinance, refund or replace such Indebtedness) pursuant to this clause (a) at any time of $350 million (excluding any amounts with respect to Interest Swap and Hedging Obligations), minus the amount of any such Indebtedness retired with Net Cash Proceeds from any Asset Sale or assumed by

16

a transferee in an Asset Sale (provided any commitment in respect of such Indebtedness is permanently reduced) and (ii) the Issuers and the Guarantors may incur Indebtedness with respect to Interest Swap and Hedging Obligations entered into for bona fide hedging purposes and not entered into for speculative purposes;

(b)    the Issuers and the Guarantors may incur Indebtedness evidenced by the Securities and the Guarantees and represented by this Indenture up to the amounts issued on the Issue Date;

(c)    the Issuers and the Guarantors may incur FF&E Indebtedness on or after the Issue Date, *provided*, that (i) such FF&E Indebtedness is Non-Recourse Indebtedness and (ii) such Indebtedness shall not constitute more than 100% of the cost (determined in accordance with GAAP) to the Issuers or such Guarantor, as applicable, of the property so purchased or leased or the cost of the relevant improvements;

(d)    the Issuers and the Guarantors may incur Indebtedness solely in respect of bankers acceptances and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money of others), all in the ordinary course of business in accordance with customary industry practices, in amounts and for the purposes customary in their industry;

(e)    the Issuers may incur Indebtedness to any wholly owned Subsidiary, and any wholly owned Subsidiary may incur Indebtedness to any other wholly owned Subsidiary or to an Issuer; *provided,* that, in the case of Indebtedness of the Issuers (other than Indebtedness that is required to be pledged to the lenders under the Credit Agreement), such obligations shall be unsecured and subordinated in all respects to the Issuers' obligations pursuant to the Securities, and the date of any event that causes a Subsidiary to no longer be a wholly owned Subsidiary shall be an Incurrence Date;

(f)    the Issuers and the Guarantors may incur Investment Guarantee Indebtedness; and

(g)    the Issuers and their Subsidiaries, as applicable, may incur Refinancing Indebtedness with respect to any Indebtedness or Disqualified Capital Stock, as applicable, described in clauses (b),(f) and (g) of this definition or incurred under the Debt Incurrence Ratio contained in Section 4.10 or which is outstanding on the Issue Date so long as such Refinancing Indebtedness is secured only by the assets that secured the Indebtedness so refinanced or otherwise replaced.

"Permitted Investment" means (a) any Investment in any of the Securities; (b) any Investment in Cash Equivalents; (c)

any Investment in intercompany notes to the extent permitted under clause (e) of the definition of "Permitted Indebtedness"; (d) any Investment in a person in a Related Business who, after such Investment, becomes a Subsidiary of an Issuer and a Guarantor of the Securities; (e) any Investment in any property or assets to be used by an Issuer or Guarantor in a Related Business; (f) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.13 hereof; (g) Investments by the Issuers or any Guarantor in one or more persons engaged in a Related Business, *provided*, that (1) after giving *pro forma* effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (g) that are outstanding (less an amount (not to exceed the aggregate amount of Investments previously made pursuant to this clause (g)) equal to the net reduction in such Investments resulting from any dividends, repayment of loans or advances or other transfers of assets to the Issuers or any Guarantor or the proceeds realized on sale of such Investments or representing the return of capital or the satisfaction or reduction (other than by means of payments by the Issuers or any Subsidiary) of obligations of other persons which have been guaranteed by the Issuers or any Guarantor or the release or expiration of any such guarantee; provided that the amount of anything credited pursuant to this clause shall not exceed its Fair Market Value at the time of transfer) at any time does not in the aggregate exceed $85 million (measured by the value attributed to the Investment at the time made or returned, as applicable), and (2) at the time of such Investment, the Issuers and the Guarantors are permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio of Section 4.10 hereof; (h) Investments in one or more persons made by the Issuers or any Guarantor in connection with a Gaming Facility to be developed in the Catskill region of New York pursuant to a Native American Services Agreement with the Stockbridge-Munsee Band of Mohican Indians or in connection with any Gaming Facility developed with or managed on behalf of any Native North American tribe or any agency or instrumentality thereof pursuant to a Native American Services Agreement, *provided* that (1) after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (h) that are outstanding (less an amount (not to exceed the aggregate amount of Investments previously made pursuant to this clause (h)) equal to the net reduction in such investments resulting from any dividends, repayment of loans or advances or other transfers of assets to the Issuers or any Guarantor or the proceeds realized on sale of such Investments or representing the return of capital or the satisfaction or reduction (other than by means of payments by the Issuers or any Subsidiary) of obligations of other persons which have been guaranteed by the Issuers or any Guarantor or the release or expiration of any such guarantee; provided that the amount of anything credited pursuant to this clause shall not exceed its Fair Market Value at the time

18

of transfer) at any time does not in the aggregate exceed $50 million (measured by the value attributed to the Investment at the time made or returned, as applicable), and (2) at the time of such Investment, the Issuers and the Guarantors are permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio of Section 4.10 hereof; and (i) any Investments solely in exchange for the issuance of Qualified Capital Stock.

"Permitted Joint Venture" means a person primarily engaged or preparing to engage in a Related Business as to which one of the Issuers or a Guarantor owns at least 35% of the shares of Capital Stock (including at least 35% of the total voting power thereof) of such person.

"Permitted Lien" means (a) any Lien securing the Securities; (b) any Lien securing Indebtedness of a person existing at the time such person becomes a Subsidiary or is merged with or into either of the Issuers or a Subsidiary of either of the Issuers or Liens securing Indebtedness incurred in connection with an Acquisition, *provided* that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets; (c) any Lien in favor of either of the Issuers or any Guarantor; and (d) any Lien arising from FF&E Indebtedness permitted to be incurred under clause (c) of the definition of "Permitted Indebtedness", provided such Lien relates solely to the property which is subject to such FF&E Indebtedness.

"person" means any individual, limited liability company, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

"principal" of any Indebtedness (including the Securities) means the principal of such Indebtedness plus any applicable premium, if any, on such Indebtedness.

"Property" or "property" means any right or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible, intangible, contingent, indirect or direct.

"Qualified Capital Stock" means any Capital Stock of Sun International that is not Disqualified Capital Stock.

"Qualified Equity Offering" means (1) an underwritten registered public offering of Ordinary Shares of Sun International for cash, other than pursuant to Form S-8 (or any successor thereto) and other than Ordinary Shares of Sun International issued pursuant to employee benefit plans or as compensation to employees, and (2) an unregistered offering of

Ordinary Shares of Sun International for cash resulting in net proceeds to Sun International in excess of $50 million.

"Qualified Exchange" means any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock or Indebtedness of Sun International issued on or after the Issue Date with the Net Cash Proceeds received by Sun International from the substantially concurrent sale of Qualified Capital Stock or any exchange of Qualified Capital Stock for any Capital Stock or Indebtedness of Sun International outstanding on or issued on or after the Issue Date.

"Rating Agencies" means S&P and Moody's or any successor to the respective rating agency businesses thereof.

"Record Date" means a Record Date specified in the Securities whether or not such Record Date is a Business Day.

"Redemption Date," when used with respect to any Security to be redeemed, means the date fixed for such redemption pursuant to Article III of this Indenture and Paragraph 5 in the form of Security.

"Redemption Price," when used with respect to any Security to be redeemed, means the redemption price for such redemption set forth in Paragraph 5 in the form of Security, which shall include in each case accrued and unpaid interest with respect to such Security to the applicable Redemption Date.

"Reference Period" with regard to any person means the four full fiscal quarters (or such lesser period during which such person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Securities or the Indenture.

"Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses, including any premium and defeasance costs, incurred in connection with the Refinancing) the lesser of (i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so Refinanced and (ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of

such Refinancing; *provided,* that (A) such Refinancing Indebtedness of any Subsidiary of Sun International shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the Securities than was the Indebtedness or Disqualified Capital Stock to be refinanced and (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness or Disqualified Capital Stock to be so refinanced.

"<u>Registrar</u>" shall have the meaning specified in Section 2.3.

"<u>Registration Rights Agreement</u>" means the Registration Rights Agreement by and among the Issuers, the Guarantors and the Initial Purchasers, dated as of the Issue Date.

"<u>Reg S Temporary Global Security</u>" means one or more temporary Global Securities issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the Securities sold in reliance on Rule 903 of Regulation S.

"<u>Regulation S</u>" means Regulation S promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.

"<u>Related Business</u>" means the gaming or hotel business and other businesses necessary for, or in the good faith judgment of the Board of Directors of Sun International, incident to, connected with, arising out of, or developed or operated to permit or facilitate the conduct or pursuit of the gaming or hotel business (including developing or operating sports or entertainment facilities, retail facilities, restaurants, night clubs, transportation and communications services or other related activities or enterprises and any additions or improvements thereto) and potential opportunities in the gaming or hotel business.

"<u>Representative</u>" means the agent or representative in respect of the lenders party to the Credit Agreement.

"<u>Restricted Payment</u>" means, with respect to any person, (a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such person or any parent or Subsidiary of such person, (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such person or any parent or Subsidiary of such person, (c) other than with the proceeds from

the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such person or a Subsidiary of such person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness and (d) any Investment by such person, other than a Permitted Investment; *provided, however,* that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on or with respect to Equity Interests of an Issuer to the extent payable solely in shares of Qualified Capital Stock of such Issuer; or (ii) any dividend, distribution or other payment to the Issuers, or to any Guarantors, by Sun International or any of its Subsidiaries.

"<u>Required Regulatory Redemption</u>" shall have the meaning specified in Section 3.2.

"<u>S&P</u>" means Standard and Poor's Ratings Group, a division of the McGraw-Hill Companies, Inc.

"<u>SEC</u>" means the Securities and Exchange Commission.

"<u>Securities</u>" means, the Original Securities, the Series B Securities, and any Additional Securities issued in accordance with the terms hereof, in each case as amended or modified from time to time in accordance with the terms hereof and issued under this Indenture.

"<u>Securities Act</u>" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

"<u>Securities Custodian</u>" means the Trustee, as custodian with respect to the Securities in global form, or any successor entity thereto.

"<u>Securityholder</u>"  See "<u>Holder</u>."

"<u>Senior Debt</u>" of Sun International, SINA or any Guarantor means Indebtedness (including and together with all monetary obligations in respect of the Credit Agreement, and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law or which would have accrued but for such filing) of Sun International, SINA or such Guarantor arising under the Credit Agreement or that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly designated Senior Debt and made senior in right of payment to the Securities or the applicable Guarantee; *provided*, that in no

event shall Senior Debt include (a) Indebtedness to any Subsidiary of Sun International or any officer, director or employee of Sun International or any Subsidiary of Sun International (other than Indebtedness that is required to be pledged to the lenders under the Credit Agreement), (b) Indebtedness incurred in violation of the terms of this Indenture including, without limitation, Indebtedness claiming to be subordinated to any other Indebtedness and senior to the Securities (c) Indebtedness to trade creditors, (d) Disqualified Capital Stock, and (e) any liability for taxes owed or owing by Sun International, SINA or such Guarantor.

"Series B Securities" means the Series B 8⅞% Senior Subordinated Securities due 2011, in substantially the form set forth on the Form of Note set forth as Exhibit A hereto, to be issued pursuant to this Indenture in connection with the Exchange Offer.

"Significant Subsidiary" shall have the meaning provided under Regulation S-X under the Securities Act, as in effect on the Issue Date.

"Stated Maturity," when used with respect to any Note, means August 15, 2011.

"Subordinated Indebtedness" means Indebtedness of Sun International, SINA or a Guarantor that is subordinated in right of payment to the Securities or such Guarantee, as applicable, in any respect or, for purposes of the definition of Restricted Payments only, has a stated maturity on (except for the Securities) or after the Stated Maturity.

"Subsidiary," with respect to any person, means (i) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof has at least majority ownership interest, or (iii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of Sun International or any Subsidiary of Sun International. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of Sun International.

"TCA" means Trading Cove Associates, a Connecticut general partnership and its majority owned subsidiaries, so long as the Issuers and the Guarantors maintain at least their

ownership interest in the partnership (including priorities, preferences and privileges with respect to distributions or any other payments or voting power) owned on the Issue Date.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date of the execution of this Indenture, except as permitted in Section 9.3.

"Transfer Restricted Securities" means Securities that bear or are required to bear the legend set forth in Section 2.6.

"Trustee" means the party named as such in this Indenture until a successor replaces it in accordance with the provisions of this Indenture and thereafter means such successor.

"Trust Officer" means any officer within the corporate trust department (or any successor group) of the Trustee including any vice president, assistant vice president, or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at that time shall be such officers, and also means, with respect to a particular corporate trust matter, any other officer of the corporate trust department (or any successor group) of the Trustee to whom such trust matter is referred because of his knowledge of and familiarity with the particular subject.

"Unrestricted Subsidiary" means any subsidiary of Sun International (other than SINA) that does not own any Capital Stock of, or own or hold any Lien on any property of, Sun International or any other Subsidiary of Sun International, including SINA, and that shall be designated an Unrestricted Subsidiary by the Board of Directors of Sun International; *provided,* that (i) such subsidiary shall not engage, to any substantial extent, in any line or lines of business activity other than a Related Business, (ii) neither immediately prior thereto nor after giving pro forma effect to such designation would there exist a Default or Event of Default, (iii) immediately after giving *pro forma* effect thereto, Sun International could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10, and (iv) at the time of such designation, such Subsidiary has no Indebtedness other than Allowed Non-Recourse Indebtedness.  The Board of Directors of Sun International may designate any Unrestricted Subsidiary to be a Subsidiary, *provided*, that (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a *pro forma* basis, Sun International could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10.  Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"U.S. Government Obligations" means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

"U.S. Person" means a U.S. person as defined in Rule 902(k) under the Securities Act.

"wholly owned Subsidiary" means a Subsidiary all the Equity Interests of which are owned by Sun International or one or more wholly owned Subsidiaries of Sun International, except for directors' qualifying shares.

Section 1.2   Incorporation by Reference of TIA.

Whenever this Indenture refers to a provision of the TIA, such provision is incorporated by reference in and made a part of this Indenture.  The following TIA terms used in this Indenture have the following meanings:

"Commission" means the SEC.

"indenture securities" means the Securities.

"indenture securityholder" means a Holder or a Securityholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the indenture securities means the Issuers and any other obligor on the Securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and not otherwise defined herein have the meanings assigned to them thereby.

Section 1.3   Rules of Construction.

Unless the context otherwise requires:

>     (i)   a term has the meaning assigned to it;

>     (ii)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

>         (iii)   "or" is not exclusive;

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(iv)  words in the singular include the plural, and words in the plural include the singular;

(v)  provisions apply to successive events and transactions;

(vi)  "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(vii)  references to Sections or Articles means reference to such Section or Article in this Indenture, unless stated otherwise.

## ARTICLE II

### THE SECURITIES

Section 2.1  <u>Form and Dating</u>.

The Securities and the Trustee's certificate of authentication, in respect thereof, shall be substantially in the form of <u>Exhibit A</u> hereto which Exhibit is part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage.  The Issuers shall approve the form of the Securities and any notation, legend or endorsement on them.  Any such notations, legends or endorsements not contained in the form of Security attached as <u>Exhibit A</u> hereto shall be delivered in writing to the Trustee.  Each Security shall be dated the date of its authentication.

The terms and provisions contained in the form of Securities shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Issuers and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Section 2.2  <u>Execution and Authentication</u>.

Two Officers shall sign, or one Officer shall sign and one Officer shall attest to, the Securities for each of the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Security was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless and the Issuers shall nevertheless be bound by the terms of the Securities and this Indenture.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security, but such signature shall be conclusive evidence that the Security has been authenticated pursuant to the terms of this Indenture.

The Trustee shall authenticate the Original Securities for original issue in the aggregate principal amount of up to $200,000,000 and shall authenticate Series B Securities for original issue in the aggregate principal amount of up to $200,000,000, in each case upon a written order of the Issuers in the form of an Officers' Certificate; provided that such Series B Securities shall be issuable only upon the valid surrender for cancellation of Original Securities of a like aggregate principal amount in accordance with the Registration Rights Agreement.

The Officers' Certificate shall specify the amount of Securities to be authenticated and the date on which the Securities are to be authenticated.

Subject to Article IV hereof and applicable law, the Issuers may issue Additional Securities under this Indenture from time to time after the Issue Date. Upon the written order of the Issuers in the form of an Officers' Certificate meeting the requirements of Section 2.14 hereof, the Trustee shall authenticate Additional Securities in the aggregate principal amount set forth in such Officers' Certificate.

Upon the written order of the Issuers in the form of an Officers' Certificate, the Trustee shall authenticate Securities in substitution of Securities originally issued to reflect any name change of either of the Issuers.

The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate Securities. Unless otherwise provided in the appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuers, any Affiliate of the Issuers or any of their respective Subsidiaries.

Securities shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

Section 2.3  Registrar and Paying Agent.

The Issuers shall maintain an office or agency in the Borough of Manhattan, The City of New York, where Securities may be presented for registration of transfer or for exchange ("Registrar") and an office or agency in the Borough of Manhattan, The City of New York, where Securities may be

presented for payment ("Paying Agent") and an office or agency where notices and demands to or upon the Issuers in respect of the Securities may be served.  The Issuers may act as Registrar or Paying Agent, except that, for the purposes of Articles III, VIII, X and Section 4.13 neither Issuer nor any Affiliate thereof shall act as Paying Agent.  The Registrar shall keep a register of the Securities and of their transfer and exchange.  The Issuers may have one or more co-Registrars and one or more additional Paying Agents.  The term "Paying Agent" includes any additional Paying Agent.  The Issuers hereby initially appoint the Trustee as Registrar and Paying Agent, and the Trustee hereby initially agrees so to act.

The Issuers shall enter into an appropriate written agency agreement with any Agent not a party to this Indenture, which agreement shall implement the provisions of this Indenture that relate to such Agent.  The Issuers shall promptly notify the Trustee in writing of the name and address of any such Agent.  If the Issuers fail to maintain a Registrar or Paying Agent, the Trustee shall act as such.

The Issuers initially appoint The Depository Trust Company ("DTC") to act as Depository with respect to the Global Securities.

The Issuers initially appoint the Trustee to act as Securities Custodian with respect to the Global Securities.

Section 2.4  Paying Agent to Hold Assets in Trust.

The Issuers shall require each Paying Agent other than the Trustee to agree in writing that each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the payment of principal of, or interest (and Liquidated Damages, if any) on, the Securities (whether such assets have been distributed to it by the Issuers or any other obligor on the Securities), and shall promptly notify the Trustee in writing of any Default by the Issuers (or any other obligor on the Securities) in making any such payment. If either Issuer or any Subsidiary thereof acts as Paying Agent, it shall segregate such assets and hold them as a separate trust fund for the benefit of the Holders or the Trustee.  The Issuers at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any payment Default, upon written request to a Paying Agent, require such Paying Agent to distribute all assets held by it to the Trustee and to account for any assets distributed.  Upon distribution to the Trustee of all assets that shall have been delivered by the Issuers to the Paying Agent, the Paying Agent (if other than either of the Issuers) shall have no further liability for such assets.

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Section 2.5  <u>Securityholder Lists</u>.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders.  If the Trustee is not the Registrar, the Issuers shall furnish to the Trustee on or before the third Business Day preceding each Interest Payment Date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee reasonably may require of the names and addresses of Holders.  The Trustee, the Registrar and the Issuers shall provide a current securityholder list to any Gaming Authority upon demand.

Section 2.6  <u>Transfer and Exchange</u>.

(a)  When Definitive Securities are presented to the Registrar or a co-Registrar with a request

(x) to register the transfer of such Definitive Securities or

(y) to exchange such Definitive Securities for an equal principal amount of Definitive Securities of other authorized denominations,

the Registrar or co-Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; <u>provided</u>, that in no event shall Definitive Securities be issued upon the transfer or exchange of beneficial interests in the Reg S Temporary Global Security prior to (x) the expiration of the Distribution Compliance Period and (y) the receipt by the Registrar or co-Registrar of any certificates identified by the Issuers or their counsel to be required pursuant to Rule 903 or Rule 904 under the Securities Act; <u>provided</u>, <u>further</u>, that the Definitive Securities surrendered for transfer or exchange:

(i)  shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuers and the Registrar or co-Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(ii)  in the case of Transfer Restricted Securities that are Definitive Securities, shall be accompanied by the following additional information and documents, as applicable:

(A)  If such Transfer Restricted Securities are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect

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(in substantially the form set forth on the reverse of the Security); or

(B) if such Transfer Restricted Security is being transferred to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) in accordance with Rule 144A under the Securities Act, a certification to that effect (in the form set forth on the reverse of the Security); or

(C) if such Transfer Restricted Security is being transferred (i) pursuant to an exemption from registration in accordance with Rule 144 under the Securities Act or Regulation S, (ii) pursuant to an effective registration statement under the Securities Act, (iii) to an "institutional accredited investor" within the meaning of Rule 501(A)(1), (2), (3) or (7) under the Securities Act that is acquiring the Security for its own account, or for the account of such an institutional accredited investor, in each case in a minimum principal amount of $100,000, not with a view to or for offer or sale in connection with any distribution in violation of the Securities Act, or (iv) in reliance on another exemption from the registration requirements of the Securities Act, a certification to that effect (in the form set forth on the reverse of the Security) and in the case of (iii) above a letter of representation from the transferee in form and substance reasonably satisfactory to the Issuers and the Registrar and in the case of (i), (iii) and (iv) above, if the Issuers or the Registrar so request, an Opinion of Counsel reasonably acceptable to the Issuers and to the Registrar to the effect that such transfer is in compliance with the Securities Act.

(b) <u>Restrictions on Transfer of a Definitive Security for a Beneficial Interest in a Global Security</u>.  A Definitive Security may not be exchanged for a beneficial interest in a Global Security except upon satisfaction of the requirements set forth below; <u>provided</u>, <u>however</u>, that prior to the expiration of the Distribution Compliance Period, transfers of beneficial interests in the Reg S Temporary Global Securities may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than the Initial Purchasers).  Upon receipt by the Registrar of a Definitive Security, duly endorsed or

accompanied by appropriate instruments of transfer, in form satisfactory to the Registrar, together with:

(i)   if such Definitive Security is a Transfer Restricted Security, a certification, substantially in the form set forth on the reverse of the Security, that such Definitive Security is being transferred to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) in accordance with Rule 144A under the Securities Act; and

(ii)   whether or not such Definitive Security is a Transfer Restricted Security, written instructions directing the Registrar to make, or to direct the Securities Custodian to make, an endorsement on the Global Security to reflect an increase in the aggregate principal amount of the Securities represented by the Global Security,

then the Registrar shall cancel such Definitive Security and cause, or direct the Securities Custodian to cause, in accordance with the standing instructions and procedures existing between the Depository and the Securities Custodian, the aggregate principal amount of Securities represented by the Global Security to be increased accordingly.  If no Global Securities are then outstanding, the Issuers shall issue and the Trustee shall authenticate a new Global Security in the appropriate principal amount.

(c)   <u>Transfer and Exchange of Global Securities</u>. The transfer and exchange of Global Securities or beneficial interests therein shall be effected through the Depository, in accordance with this Indenture (including the restrictions on transfer set forth herein) and the Applicable Procedures.

(d)   <u>Transfer of a Beneficial Interest in a Global Security for a Definitive Security</u>.

(i)   Any person having a beneficial interest in a Global Security may upon request exchange such beneficial interest for a Definitive Security; <u>provided</u>, that in no event shall the Reg S Temporary Global Security be exchanged by the Issuers for Definitive Securities prior to (x) the expiration of the Distribution Compliance Period and (y) the receipt by the Registrar of any certificate identified by the Issuers and their counsel to be required pursuant to Rule 903 or Rule 904 under the Securities Act.  Upon receipt by the Trustee of written instructions or such other form of instructions as is customary for the Depository from the Depository or its nominee on behalf of any person having a beneficial interest in a Global Security and upon receipt by the Trustee of a written

order or such other form of instructions as is customary for the Depository or the person designated by the Depository as having such a beneficial interest in a Transfer Restricted Security only, the following additional information and documents (all of which may be submitted by facsimile):

                    (A)  if such beneficial interest is being transferred to the person designated by the Depository as being the beneficial owner, a certification from such person to that effect (in substantially the form set forth on the reverse of the Security); or

                    (B)  if such beneficial interest is being transferred to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) in accordance with Rule 144A under the Securities Act, a certification to that effect from the transferor (in the form set forth on the reverse of the Security); or

                    (C)  if such beneficial interest is being transferred (i) pursuant to an exemption from registration in accordance with Rule 144 under the Securities Act or Regulation S, (ii) pursuant to an effective registration statement under the Securities Act, (iii) to an "institutional accredited investor" within the meaning of Rule 501(A)(1), (2), (3) or (7) under the Securities Act that is acquiring the security for its own account, or for the account of such an institutional accredited investor, in each case in a minimum principal amount of $100,000, not with a view to or for offer or sale in connection with distribution in violation of the Securities Act, or (iv) in reliance on another exemption from the registration requirements of the Securities Act, a certification to that effect from the transferee or transferor (in the form set forth on the reverse of the Security) and in the case of (iii) above a letter of representation from the transferee in form and substance reasonably satisfactory to the Issuers and the Registrar and in the case of (i), (iii) and (iv) above, if the Issuers or the Registrar so requests, an Opinion of Counsel reasonably acceptable to the Issuers and to the Registrar to the effect that such

transfer is in compliance with the Securities
Act,

then the Registrar or the Securities Custodian, at the direction
of the Trustee, will cause, in accordance with the standing
instructions and procedures existing between the Depository and
the Securities Custodian, the aggregate principal amount of the
Global Security to be reduced and, following such reduction, the
Issuers will execute and the Trustee will authenticate and
deliver to the transferee a Definitive Security in the
appropriate principal amount.

(ii) Definitive Securities issued in
exchange for a beneficial interest in a Global Security
pursuant to this Section 2.6(d) shall be registered in
such names and in such authorized denominations as the
Depository, pursuant to instructions from its direct or
indirect participants or otherwise, shall instruct the
Trustee. The Registrar shall deliver such Definitive
Securities to the persons in whose names such
Securities are so registered.

(e) <u>Restrictions on Transfer and Exchange of
Global Securities</u>. Notwithstanding any other provisions of this
Indenture (other than the provisions set forth in subsection (f)
of this Section 2.6), a Global Security may not be transferred as
a whole except by the Depository to a nominee of the Depository
or by a nominee of the Depository to the Depository or another
nominee of the Depository or by the Depository or any such
nominee to a successor Depository or a nominee of such successor
Depository.

(f) <u>Authentication of Definitive Securities in
Absence of Depository</u>. If at any time:

(i) the Depository for the Securities
notifies the Issuers that the Depository is unwilling
or unable to continue as Depository for the Global
Securities and a successor Depository for the Global
Securities is not appointed by the Issuers within 90
days after delivery of such notice; or

(ii) the Issuers, in their sole
discretion, notify the Trustee in writing that they
elect to cause the issuance of Definitive Securities
under this Indenture,

then the Issuers will execute, and the Trustee, upon receipt of
an Officers' Certificate requesting the authentication and
delivery of Definitive Securities, will authenticate and make
available for delivery Definitive Securities, in an aggregate
principal amount equal to the principal amount of the Global
Securities, in exchange for such Global Securities.

(g) <u>Legends</u>.  Each Security certificate evidencing the Global Securities and the Definitive Securities (and all Securities issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form:

"THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.  EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE ISSUERS THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (b) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (c) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 904 UNDER THE SECURITIES ACT, (d) TO AN INSTITUTIONAL ACCREDITED INVESTOR WITHIN THE MEANING OF RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $100,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (e) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED IN THE CASE OF (d) UPON DELIVERY OF A TRANSFEREE LETTER OF REPRESENTATION AND IN THE CASE OF(b), (c) AND (d) UPON AN OPINION OF COUNSEL IF THE ISSUERS OR REGISTRAR SO REQUEST), (2) TO THE ISSUERS OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER FROM IT OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN (A)

ABOVE.  THESE SECURITIES MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH APPLICABLE GAMING LAWS."

(h) <u>Reg S Temporary Global Security Legend</u>.

To the extent required by the Applicable Procedures, each Reg S Temporary Global Security shall bear a legend in substantially the following form:

"THE RIGHTS ATTACHING TO THIS REGULATION S TEMPORARY GLOBAL SECURITY, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR DEFINITIVE SECURITIES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN).  NEITHER THE HOLDER NOR THE BENEFICIAL OWNERS OF THIS REGULATION S TEMPORARY GLOBAL SECURITY SHALL BE ENTITLED TO RECEIVE CASH PAYMENTS OF INTEREST DURING THE PERIOD WHICH SUCH HOLDER HOLDS THIS SECURITY.  NOTHING IN THIS LEGEND SHALL BE DEEMED TO PREVENT INTEREST FROM ACCRUING ON THIS SECURITY."

(i) <u>Cancellation and/or Adjustment of Global Security</u>.  At such time as all beneficial interests in a Global Security have either been exchanged for Definitive Securities, redeemed, repurchased or cancelled, such Global Security shall be returned to or retained and cancelled by the Trustee.  At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for Definitive Securities, redeemed, repurchased or cancelled, the principal amount of Securities represented by such Global Security shall be reduced and an endorsement shall be made on such Global Security, by the Trustee or the Securities Custodian, at the direction of the Trustee, to reflect such reduction.

(j) <u>Obligations with respect to Transfers and Exchanges of Definitive Securities</u>.

(i)  To permit registrations of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Definitive Securities and Global Securities at the Registrar's or co-Registrar's request.

(ii)  No service charge shall be made for any registration of transfer or exchange, but the Issuers may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments, or similar governmental charge payable upon exchanges or

transfers pursuant to Section 2.2, 2.10, 3.8, 4.13, 9.5 or 10.1).

(iii)  Except for a redemption of Securities pursuant to Section 3.2 or upon an order of any Gaming Authority, the Registrar or co-Registrar shall not be required to register the transfer of or exchange of (a) any Definitive Security selected for redemption in whole or in part pursuant to Article III, except the unredeemed portion of any Definitive Security being redeemed in part, or (b) any Security for a period beginning 15 days before the mailing of a notice of an offer to repurchase pursuant to Article X or Section 4.13 hereof or a notice of redemption of Securities pursuant to Article III hereof and ending at the close of business on the day of such mailing or (c) to register the transfer of or exchange of any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(iv)  The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security other than to require delivery of such certificates and other documentation or evidence as expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 2.7  Replacement Securities.

If a mutilated Security is surrendered to the Trustee or if the Holder of a Security claims and submits an affidavit or other evidence, satisfactory to the Trustee, to the Trustee to the effect that the Security has been lost, destroyed or wrongfully taken, the Issuers shall issue and the Trustee shall authenticate a replacement Security if the Trustee's requirements are met.  If required by the Trustee or the Issuers, such Holder must provide an indemnity bond or other indemnity, sufficient in the judgment of both the Issuers and the Trustee, to protect the Issuers, the Trustee or any Agent from any loss which any of them may suffer if a Security is replaced.  The Issuers may charge such Holder for their reasonable, out-of-pocket expenses in replacing a Security.

Every replacement Security is an additional obligation of the Issuers.

Section 2.8  Outstanding Securities.

Securities outstanding at any time are all the Securities that have been authenticated by the Trustee except those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Security effected by the Trustee hereunder and those described in this Section 2.8 as not outstanding.  A Security does not cease to be outstanding because the Issuers or an Affiliate of the Issuers holds the Security, except as provided in Section 2.9.

If a Security is replaced pursuant to Section 2.7 (other than a mutilated Security surrendered for replacement), such Security, together with the Guarantee of that particular Security endorsed thereon, ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.  A mutilated Security ceases to be outstanding upon surrender of such Security and replacement thereof pursuant to Section 2.7.

If on a Redemption Date or the Maturity Date the Paying Agent (other than the Issuers or an Affiliate of the Issuers) holds cash sufficient to pay all of the principal and interest (and Liquidated Damages, if any) due on the Securities payable on that date and payment of the Securities called for redemption is not otherwise prohibited, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue.

Section 2.9  Treasury Securities.

In determining whether the Holders of the required principal amount of Securities have concurred in any direction, amendment, supplement, waiver or consent, Securities owned by the Issuers, any Guarantor and Affiliates of the Issuers or of any Guarantor shall be disregarded, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, amendment, supplement, waiver or consent, only Securities that a Trust Officer of the Trustee actually knows are so owned shall be disregarded.

Section 2.10  Temporary Securities.

Until definitive Securities are ready for delivery, the Issuers may prepare, the Guarantors shall endorse and the Trustee shall authenticate temporary Securities.  Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Issuers reasonably and in good faith consider appropriate for temporary Securities.  Without unreasonable delay, the Issuers shall prepare, the Guarantors shall endorse and the Trustee shall authenticate definitive Securities in exchange for temporary Securities.  Until so exchanged, the temporary Securities shall in all respects be

entitled to the same benefits under this Indenture as permanent Securities authenticated and delivered hereunder.

Notwithstanding the other provisions of this Article II, a beneficial interest in the Reg S Temporary Global Security may not be (A) exchanged for a Definitive Security prior to (x) the expiration of the Distribution Compliance Period (unless such exchange is effected by the Issuers, does not require an investment decision on the part of the holder thereof and does not violate the provisions of Regulation S) and (y) the receipt by the Registrar of any certificates identified by the Issuers or their counsel to be required pursuant to Rule 903(c)(3)(B) under the Securities Act or (B) transferred to a Person who takes delivery thereof in the form of a Definitive Security prior to the events set forth in clause (A) above or unless the transfer is pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

Section 2.11  Cancellation.

The Issuers at any time may deliver Securities to the Trustee for cancellation.  The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange or payment.  The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent (other than the Issuers or an Affiliate of the Company), and no one else, shall cancel and, at the written direction of the Issuers, shall dispose of all Securities surrendered for transfer, exchange, payment or cancellation in accordance with its customary procedures.  Subject to Section 2.7, the Issuers may not issue new Securities to replace Securities it has paid or delivered to the Trustee for cancellation.  No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section 2.11, except as expressly permitted in the form of Securities and as permitted by this Indenture.

Section 2.12  Defaulted Interest.

If the Issuers default in a payment of interest (and Liquidated Damages, if any) on the Securities, the Issuers shall pay the defaulted interest (and Liquidated Damages, if any), plus (to the extent lawful) interest on the defaulted interest (and Liquidated Damages, if any), to the persons who are Holders on a Record Date (or at the Issuers' option a subsequent special record date) which date shall be the fifteenth day next preceding the date fixed by the Issuers for the payment of defaulted interest, whether or not such day is a Business Day, unless the Trustee fixes another record date.  At least 15 days before the subsequent special record date, the Issuers shall mail to each Holder with a copy to the Trustee a notice that states the subsequent special record date, the payment date and the amount of defaulted interest (and Liquidated Damages, if any), and

interest payable on such defaulted interest (and Liquidated Damages), if any, to be paid.

Section 2.13  CUSIP Numbers.

The Issuers in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.  The Issuers will promptly notify the Trustee of any change in the CUSIP numbers.

Section 2.14  Issuance Of Additional Securities.

The Issuers may, subject to Section 4.10 hereof, and applicable law, issue Additional Securities under this Indenture which shall have identical terms as the Original Securities issued on the Issue Date other than with respect to the date of issuance and issue price.  The Original Securities, the Series B Securities, any Additional Securities and any Securities issued in exchange therefor or in replacement thereof shall be treated as a single class for all purposes under this Indenture.

With respect to any Additional Securities, the Issuers shall set forth in a Board Resolution and an Officers' Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(1)  the aggregate principal amount of such Additional Securities to be authenticated and delivered pursuant to this Indenture;

(2)  the issue price, the issue date and the CUSIP number of such Additional Securities, if any; *provided, however*, that no Additional Securities may be issued at a price that would cause such Additional Securities to have "original issue discount" within the meaning of Section 1273 of the Code; and

(3)  whether such Additional Securities shall be Transfer Restricted Securities.

Such Officers' Certificate shall certify that the issuance of such Additional Securities complies with Section 4.10 hereof.

**ARTICLE III**

**REDEMPTION**

Section 3.1  <u>Right of Redemption</u>.

Redemption of Securities shall be made only in accordance with this Article III.  At their election, the Issuers may redeem the Securities in whole or in part, at any time or from time to time on or after August 15, 2006, at the Redemption Prices specified under the caption "Redemption," in the Form of Note attached as <u>Exhibit A</u> hereto, plus accrued but unpaid interest (and Liquidated Damages, if any) to the Redemption Date. Except as provided in this paragraph, the next following paragraph, Section 3.2 and paragraph 5 of the Securities, the Securities may not otherwise be redeemed at the option of the Company.

On or prior to August 15, 2004, upon one or more Qualified Equity Offerings, up to 35% of the aggregate principal amount of the Securities may be redeemed at the option of the Issuers with cash from the Net Cash Proceeds of such Qualified Equity Offering, at 108.875% of the principal amount thereof (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date), together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of redemption; *provided, however*, that immediately following each such redemption not less than 65% of the aggregate principal amount of the Securities issued pursuant to this Indenture remain outstanding, provided, further that such redemption shall occur within 60 days of such Qualified Equity Offering.

The Securities may be redeemed at the option of the Issuers, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided herein, at any time at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, if any, thereon, plus Liquidated Damages, if any, to the date fixed for redemption if, as a result of any change in or amendment to the laws, treaties, rulings or regulations of The Bahamas, or of any political subdivision or taxing authority thereof or therein, or any change in the official position of the applicable taxing authority regarding the application or interpretation of such laws, treaties, rulings or regulations (including a holding, judgment or order of a court of competent jurisdiction) or any execution thereof or amendment thereto, which is enacted into law or otherwise becomes effective after the date of the Offering Memorandum, either Issuer is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts on the Securities as a result of the imposition of a Bahamian tax and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Issuers which do not cause the Issuers to incur

any material costs.  The Issuers shall also pay to holders on the redemption date any Additional Amounts then due and which will become due as a result of the redemption or would otherwise be payable.

Prior to the publication of any notice of redemption in accordance with the foregoing, the Issuers shall deliver to the Trustee an Officers' Certificate stating that (i) the payment of Additional Amounts cannot be avoided by the use of any reasonable measures available to the Issuers which do not cause the Issuers to incur any material costs and (ii) the Issuers are entitled to effect such redemption based on the written, substantially unqualified Opinion of Counsel, which counsel shall be reasonably acceptable to the Trustee, that the Issuers have or will become obligated to pay Additional Amounts as a result of such change or amendment.  The notice, once delivered by the Issuers to the Trustee, will be irrevocable.

Section 3.2  Redemption Pursuant to Gaming Laws.

If a Holder or a beneficial owner of a Note is required by any Gaming Authority to be found suitable to hold the Securities, the Holder shall apply for a finding of suitability within 30 days after a Gaming Authority request or sooner if so required by such Gaming Authority.  The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability.  If a Holder or beneficial owner is required to be found suitable to hold the Securities and is not found suitable by a Gaming Authority, the Holder shall, to the extent required by applicable law, dispose of his Securities within 30 days or within that time prescribed by a Gaming Authority, whichever is earlier.  If the Holder fails to dispose of his Securities within such time period, the Issuers may, at their option, redeem such Holder's Securities (a "Required Regulatory Redemption") at, depending on applicable law, (i) the principal amount thereof, together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of the finding of unsuitability by a Gaming Authority, (ii) the amount that such Holder paid for the Securities, (iii) the fair market value of the Securities, (iv) the lowest of clauses (i), (ii) and (iii), or (v) such other amount as may be determined by the appropriate Gaming Authority.

Section 3.3  Notices to Trustee.

If the Issuers elect to redeem Securities pursuant to this Article III, they shall notify the Trustee in writing of the date on which the Securities are to be redeemed ("Redemption Date") and the principal amount of Securities to be redeemed and whether they want the Trustee to give notice of redemption to the Holders in the name of and at the expense of the Issuers.

If the Issuers elect to reduce the principal amount of Securities to be redeemed pursuant to Paragraph 5 of the Securities by crediting against any such redemption Securities it has not previously delivered to the Trustee for cancellation, it shall so notify the Trustee of the amount of the reduction and deliver such Securities with such notice.

The Issuers shall give each notice to the Trustee provided for in this Section 3.3 at least 45 days (unless a shorter period is acceptable to the Trustee) before the Redemption Date (unless a different notice period shall be required by a Gaming Authority with respect to a Required Regulatory Redemption).

Section 3.4  Selection of Securities to Be Redeemed.

If less than all of the Securities are to be redeemed pursuant to Paragraph 5 thereof (except in the case of a Required Regulatory Redemption), the Trustee shall select from among such Securities to be redeemed *pro rata* or by lot or by such other method as the Trustee shall determine to be fair and appropriate and in such manner as complies with any applicable legal and stock exchange requirements.

The Trustee shall make the selection from the Securities outstanding and not previously called for redemption and shall promptly notify the Issuers in writing of the Securities selected for redemption and, in the case of any Security selected for partial redemption, the principal amount thereof to be redeemed.  Securities in denominations of $1,000 may be redeemed only in whole.  The Trustee may select for redemption portions (equal to $1,000 or any integral multiple thereof) of the principal of Securities that have denominations larger than $1,000.  Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

Section 3.5  Notice of Redemption.

At least 30 days but not more than 60 days before a Redemption Date, the Issuers shall mail a notice of redemption by first class mail, postage prepaid, to each Holder whose Securities are to be redeemed (unless a different notice period shall be required by any Gaming Authority).  At the Issuers' request, the Trustee shall give the notice of redemption in the Issuers' name and at the Issuers' expense.  Each notice for redemption shall identify the Securities to be redeemed and shall state:

(1)   the Redemption Date;

(2)   the Redemption Price, including the amount of accrued but unpaid interest (and Liquidated Damages, if any) to be paid upon such redemption;

(3)   the name and address of the Paying Agent;

(4)   that Securities called for redemption must be surrendered to the Paying Agent at the address specified in such notice to collect the Redemption Price;

(5)   that, unless (a) the Issuers default in their obligation to deposit cash with the Paying Agent in accordance with Section 3.7 hereof, interest on Securities called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders of such Securities is to receive payment of the Redemption Price, including accrued but unpaid interest (and Liquidated Damages, if any), upon surrender to the Paying Agent of the Securities called for redemption and to be redeemed;

(6)   if any Security is being redeemed in part, the portion of the principal amount, equal to $1,000 or any integral multiple thereof, of such Security to be redeemed and that, after the Redemption Date, and upon surrender of such Security, a new Security or Securities in aggregate principal amount equal to the unredeemed portion thereof will be issued;

(7)   if less than all the Securities are to be redeemed, the identification of the particular Securities (or portion thereof) to be redeemed, as well as the aggregate principal amount of such Securities to be redeemed;

(8)   the CUSIP number of the Securities to be redeemed; and

(9)   that the notice is being sent pursuant to this Section 3.5 and pursuant to the redemption provisions of Paragraph 5 of the Securities.

Section 3.6  <u>Effect of Notice of Redemption</u>.

Once notice of redemption is mailed in accordance with Section 3.5, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price,

including accrued but unpaid interest (and Liquidated Damages, if any).  Upon surrender to the Trustee or Paying Agent, such Securities called for redemption shall be paid at the Redemption Price, including interest (and Liquidated Damages, if any), if any, accrued to and unpaid on the Redemption Date; *provided* that if the Redemption Date is after a regular Record Date and on or prior to the Interest Payment Date, the accrued interest (and Liquidated Damages, if any) shall be payable to the Holder of the redeemed Securities registered on the relevant Record Date; and *provided, further*, that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day.

Section 3.7  <u>Deposit of Redemption Price</u>.

Prior to 10:00 a.m. on the Redemption Date, the Issuers shall deposit with the Paying Agent (other than the Issuers or an Affiliate of either of the Issuers) cash sufficient to pay the Redemption Price of, including accrued but unpaid interest on (and Liquidated Damages, if any), all Securities to be redeemed on such Redemption Date (other than Securities or portions thereof called for redemption on that date that have been delivered by the Issuers to the Trustee for cancellation).  The Paying Agent shall promptly return to the Issuers any cash so deposited which is not required for that purpose upon the written request of the Issuers.

If the Issuers comply with the preceding paragraph and the other provisions of this Article III and payment of the Securities called for redemption is not otherwise prohibited, interest on the Securities to be redeemed will cease to accrue on the applicable Redemption Date, whether or not such Securities are presented for payment.  Notwithstanding anything herein to the contrary, if any Security surrendered for redemption in the manner provided in the Securities shall not be so paid upon surrender for redemption because of the failure of the Issuers to comply with the preceding paragraph and the other provisions of this Article III, interest shall continue to accrue and be paid from the Redemption Date until such payment is made on the unpaid principal, and, to the extent lawful, on any interest not paid on such unpaid principal, in each case at the rate and in the manner provided in Section 4.1 hereof and the Securities.

Section 3.8  <u>Securities Redeemed in Part</u>.

Upon surrender of a Security that is to be redeemed in part, the Issuers shall execute and the Trustee shall authenticate and deliver to the Holder, without service charge, a new Security or Securities equal in principal amount to the unredeemed portion of the Security surrendered.

# ARTICLE IV

## COVENANTS

Section 4.1  <u>Payment of Securities</u>.

The Issuers shall pay the principal of and interest (and Liquidated Damages, if any) on the Securities on the dates and in the manner provided in the Securities and this Indenture. An installment of principal of or interest (and Liquidated Damages, if any) on the Securities shall be considered paid on the date it is due if the Trustee or Paying Agent (other than the Issuers or an Affiliate of either of the Issuers) holds for the benefit of the Holders, on or before 10:00 a.m. New York City time on that date, cash deposited and designated for and sufficient to pay the installment.

The Issuers shall pay interest on overdue principal and on overdue installments of interest (and Liquidated Damages, if any) at the rate specified in the Securities compounded semi-annually, to the extent lawful.

Section 4.2  <u>Maintenance of Office or Agency</u>.

The Issuers and the Guarantors shall maintain in the Borough of Manhattan, The City of New York, an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuers and the Guarantors in respect of the Securities and this Indenture may be served. The Issuers and the Guarantors shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuers and the Guarantors shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 13.2.

The Issuers and the Guarantors may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Issuers and the Guarantors of their obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, for such purposes. The Issuers and the Guarantors shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The Issuers and the Guarantors hereby initially designate the principal corporate trust office of the Trustee as such office.

Section 4.3  <u>Limitation on Restricted Payments</u>.

The Issuers and the Guarantors shall not, and shall not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a *pro forma* basis, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) Sun International is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10, or (iii) the aggregate amount of all Restricted Payments made by Sun International and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed, without duplication, the sum of (a) 50% of the aggregate Consolidated Net Income of Sun International for the period (taken as one accounting period) commencing January 1, 2001 to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus (b) the aggregate Net Cash Proceeds received by Sun International from the sale of its Qualified Capital Stock (other than (i) a sale to a Subsidiary of Sun International and (ii) to the extent such Net Cash Proceeds are applied in connection with a Qualified Exchange after the Issue Date, plus (c) the amount (not to exceed the aggregate amount of Investments previously made by the Issuers or any Guarantor which were treated as Restricted Payments and counted against the amount available under this clause (iii)) equal to the net reduction in Investments resulting from either (1) any dividends, repayments of loans or advances or other transfers of assets to the Issuers or any Guarantor or the proceeds realized on sale of such Investments or representing the return of capital or the satisfaction or reduction (other than by means of payments by the Issuers or any Subsidiary) of obligations of other persons which have been guaranteed by the Issuers or any Guarantor or the release or expiration of any such guarantee, including the expiration or release of any Investment Guarantee or (2) the redesignation of an Unrestricted Subsidiary as a Subsidiary which executes a Guarantee; *provided, however*, that the amount of anything credited pursuant to this clause (c) shall not exceed its Fair Market Value at the time of transfer or redesignation, as the case may be; plus (d) $50 million.

The immediately preceding paragraph, however, will not prohibit (1) a Qualified Exchange, (2) the payment of any dividend on Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions, (3) the redemption or repurchase of any Capital Stock or Indebtedness of the Issuers or their Subsidiaries (other than Capital Stock or Indebtedness held by Permitted Holders), if the holder or beneficial owner of such Capital Stock or Indebtedness is required to be found suitable by any Gaming Authority to own or

vote any such security and is found unsuitable by any such Gaming Authority to so own or vote such security and (4) any Investment Guarantee Payments.  The full amount of any Restricted Payment made pursuant to the foregoing clauses (2), (3) and (4) (but not pursuant to clause (1)) of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (iii) of the immediately preceding paragraph.

For purposes of this Section 4.3, the amount of any Restricted Payment made or returned, if other than in cash, shall be the Fair Market Value thereof, as determined in the good faith reasonable judgment of the Board of Directors of Sun International, unless stated otherwise, at the time made or returned, as applicable.

Section 4.4  Corporate Existence.

Subject to Article V, the Issuers and the Guarantors shall do or cause to be done all things necessary to preserve and keep in full force and effect their corporate existence and the corporate or other existence of each of their Subsidiaries in accordance with the respective organizational documents of each of them and the rights (charter and statutory) and corporate franchises of the Issuers and the Guarantors and each of their Subsidiaries; *provided, however*, that neither the Issuers nor any of the Guarantors shall be required to preserve, with respect to itself, any right or franchise, and with respect to any of their Subsidiaries, any such existence, right or franchise, if (a) the Board of Directors of Sun International shall determine reasonably and in good faith that the preservation thereof is no longer desirable in the conduct of the business of the Issuers and (b) the loss thereof is not disadvantageous in any material respect to the Holders.

Section 4.5  Payment of Taxes and Other Claims.

The Issuers and the Guarantors shall, and shall cause each of their Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges (including withholding taxes and any penalties, interest and additions to taxes) levied or imposed upon the Issuers, any Guarantor or any of their Subsidiaries or properties and assets of the Issuers, any Guarantor or any of their Subsidiaries and (ii) all lawful claims, whether for labor, materials, supplies, services or anything else, which have become due and payable and which by law have or may become a Lien upon the property and assets of the Issuers, any Guarantor or any of their Subsidiaries; *provided, however*, that neither the Issuers nor any Guarantor shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by

appropriate proceedings and for which disputed amounts adequate reserves have been established in accordance with GAAP.

Section 4.6  Compliance Certificate; Notice of Default.

(a)  The Issuers shall deliver to the Trustee within 120 days after the end of their fiscal year an Officers' Certificate, one of the signers of which shall be the principal executive, financial or accounting officer of the Issuers, complying (whether or not required) with Section 314(a)(4) of the TIA and stating that a review of their activities and the activities of their Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations (without regard to notice requirements or grace periods) under this Indenture and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by the Issuers, any Guarantor or any Subsidiary of the Issuers or any Guarantor to comply with any conditions or covenants in this Indenture and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity.  The Officers' Certificate shall also notify the Trustee should the relevant fiscal year end on any date other than the current fiscal year end date.

(b)  The Issuers shall, so long as any of the Securities are outstanding, deliver to the Trustee, immediately upon becoming aware of any Default or Event of Default under this Indenture, an Officers' Certificate specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.  The Trustee shall not be deemed to have knowledge of a Default or an Event of Default unless one of its Trust Officers receives notice of the Default giving rise thereto from the Issuers or any of the Holders.

Section 4.7  Reports.

Whether or not Sun International is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Sun International shall deliver to the Trustee and to each Holder within 15 days after it is or would have been (if it were subject to such reporting obligations) required to furnish such with the SEC, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC, if Sun International were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by Sun International's certified independent public accountants as such would be required in such reports to the SEC, and, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, to the extent permitted by the Exchange

Act or the SEC, file with the SEC the annual, quarterly and other reports which it is or would have (if it were subject to such reporting obligations) been required to file with the SEC. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers' compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 4.8  <u>Waiver of Stay, Extension or Usury Laws</u>.

Each of the Issuers and each Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law wherever enacted which would prohibit or forgive the Issuers or any Guarantor from paying all or any portion of the principal of or interest (and Liquidated Damages, if any) on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that they may lawfully do so) each of the Issuers and each Guarantor hereby expressly waives all benefit or advantage of any such law insofar as such law applies to the Securities, and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.9  <u>Limitation on Transactions with Affiliates</u>.

None of the Issuers or any of their Subsidiaries will, on or after the Issue Date, enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an "<u>Affiliate Transaction</u>"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions) (i) unless it is determined that the terms of such Affiliate Transaction are fair and reasonable to Sun International or such Subsidiary, as applicable, and no less favorable to Sun International or such Subsidiary, as applicable, than could have been obtained in an arm's length transaction with a non-Affiliate and (ii) if involving consideration to either party in excess of $4 million, unless such Affiliate Transaction(s) has been approved by a majority of the members of the Board of Directors that are disinterested in such transaction and (iii) if involving consideration to either party in excess of $15 million, unless in addition to the foregoing, Sun International, prior to the consummation thereof, obtains a written favorable opinion as to the fairness of such transaction

49

to Sun International from a financial point of view from an independent investment banking firm of national reputation.

Section 4.10   Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.

Except as set forth below in this Section 4.10, the Issuers and the Guarantors will not, and will not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness or any Disqualified Capital Stock (including Acquired Indebtedness), except Permitted Indebtedness.  Notwithstanding the foregoing, if (i) no Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a *pro forma* basis to, such incurrence of Indebtedness or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence Date"), the Consolidated Coverage Ratio of Sun International for the Reference Period immediately preceding the Incurrence Date, after giving effect on a *pro forma* basis to such incurrence of such Indebtedness or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.5 to l (the "Debt Incurrence Ratio"), then the Issuers and the Guarantors may incur such Indebtedness or Disqualified Capital Stock.

Acquired Indebtedness shall be deemed to have been incurred at the time the person who incurred such Indebtedness becomes a Subsidiary of either of the Issuers (including upon designation of any Unrestricted Subsidiary or other person as a Subsidiary) or is merged with or into or consolidated with either of the Issuers or a Subsidiary of either of the Issuers, as applicable.  Upon each incurrence of Indebtedness, the Issuers may designate pursuant to which provision of this Section 4.10 (including pursuant to which clause of the definition of "Permitted Indebtedness") such Indebtedness is being incurred and the Issuers may subdivide an amount of Indebtedness and designate more than one provision pursuant to which such amount of Indebtedness is being incurred and such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this Section 4.10.

Section 4.11   Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries.

The Issuers and the Guarantors will not, and will not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any Subsidiary

of Sun International, SINA or such Guarantor to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, Sun International, SINA, the Guarantors or any Subsidiary of any of them, or to guaranty the Securities, except (a) restrictions imposed by the Securities or herein or by other Indebtedness (which may also be guaranteed by the Guarantors) ranking pari passu with the Securities or the Guarantees, as applicable, *provided* that such restrictions are no more restrictive taken as a whole than those imposed by the Indenture and the Securities, (b) restrictions imposed by applicable law, (c) any restriction imposed by Indebtedness incurred under the Credit Agreement or other Senior Debt incurred pursuant to Section 4.10 hereof; provided that such restriction or requirement is no more restrictive than that imposed by the Credit Agreement as of the Issue Date, (d) restrictions under any Acquired Indebtedness not incurred in violation of this Indenture or any agreement relating to any property, asset, or business acquired by Sun International or any of its Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any person, other than the person acquired, or to any property, asset or business, other than the property, assets and business so acquired, (e) restrictions with respect solely to a Subsidiary of Sun International imposed pursuant to a binding agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary, *provided* such restrictions apply solely to the Equity Interests or assets of such Subsidiary that are being sold, (f) restrictions on transfer contained in FF&E Indebtedness incurred pursuant to paragraph (c) of the definition of "Permitted Indebtedness," provided such restrictions relate only to the transfer of the property acquired with the proceeds of such FF&E Indebtedness, and (g) in connection with and pursuant to Permitted Refinancings, replacements of restrictions imposed pursuant to clauses (a), (c) or (d) of this paragraph that are not more restrictive than those being replaced and do not apply to any other person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced. Notwithstanding the foregoing, neither (a) customary provisions restricting subletting or assignment of any lease, license or contract entered into in the ordinary course of business, consistent with industry practice, nor (b) Liens permitted under the terms of this Indenture shall in and of themselves be considered a restriction on the ability of the applicable Subsidiary to transfer such agreement or assets, as the case may be.

Section 4.12 <u>Limitation on Liens Securing Indebtedness</u>.

The Issuers and the Guarantors will not, and will not permit any of their Subsidiaries to, individually or collectively, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the date of this Indenture or upon any income or profits therefrom securing any Indebtedness of the Issuers, the Guarantors or any of their Subsidiaries other than Senior Debt, unless the Issuers and Guarantors each provide, and cause their Subsidiaries to provide, concurrently therewith, that the Securities are equally and ratably so secured, *provided* that, if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Securities with the same relative priority as such Subordinated Indebtedness shall have with respect to the Securities.

Section 4.13 <u>Limitation on Sale of Assets and Subsidiary Stock</u>.

The Issuers and the Guarantors will not, and will not permit any of their Subsidiaries to, individually or collectively, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, business or assets, including by merger or consolidation (in the case of SINA, a Guarantor or a Subsidiary of Sun International or SINA), and including any sale or other transfer or issuance of any Equity Interests of any Subsidiary of Sun International, including SINA, whether by Sun International, SINA or a Subsidiary of either or through the issuance, sale or transfer of Equity Interests by a Subsidiary of Sun International, including SINA, and including any sale and leaseback transaction (an "<u>Asset Sale</u>"), unless (i)(a) within 360 days after the date of such Asset Sale, the Net Cash Proceeds therefrom (the "<u>Asset Sale Offer Amount</u>") are applied to the optional redemption of the Securities in accordance with the terms of this Indenture or to the repurchase of the Securities and other Indebtedness on a parity with the Securities with similar provisions requiring the Issuers to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Securities and such other Indebtedness then outstanding) pursuant to an irrevocable, unconditional cash offer (the "<u>Asset Sale Offer</u>") to repurchase Securities at a purchase price of 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) with respect to each such series of Indebtedness (the "<u>Asset Sale Offer Price</u>") together with accrued and unpaid interest and Liquidated

Damages, if any, to the date of payment, made within 330 days of such Asset Sale or (b) within 330 days following such Asset Sale, the Asset Sale Offer Amount is (1) invested in assets and property (other than notes, bonds, obligation and securities) which in the good faith judgment of the Board of Directors of Sun International will immediately constitute or be a part of a Related Business of Sun International, SINA or such Subsidiary (if it continues to be a Subsidiary) immediately following such investment or (2) used to permanently reduce Senior Debt (provided that in the case of a revolving loan agreement or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount), (ii) no more than the greater of (A) $20 million or (B) 15% of the total consideration for such Asset Sale or series of related Asset Sales consists of consideration other than cash or Cash Equivalents, *provided however*, that more than 15% of the total consideration may consist of consideration other than cash or Cash Equivalents if (A) the portion of such consideration that does not consist of cash or Cash Equivalents consists of assets of a type ordinarily used in the operation of a Related Business (including Capital Stock of a person that becomes a wholly owned Subsidiary and that holds such assets) to be used by the Issuers or a Subsidiary in the conduct of a Related Business, and (B) the terms of such Asset Sale have been approved by a majority of the members of the Board of Directors of Sun International having no personal stake in such transaction, (iii) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a *pro forma* basis, to, such Asset Sale, and (iv) if the value of the assets disposed of is at least $10 million, the Board of Directors of Sun International determines in good faith that Sun International or such Subsidiary, as applicable, receives fair market value for such Asset Sale (as evidenced by a resolution of the Board of Directors). Pending the final application of any Net Cash Proceeds, the Issuers may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by this Indenture.

Notwithstanding the foregoing provisions of the prior paragraph:

(i) Sun International and its Subsidiaries may, in the ordinary course of business, convey, sell, transfer, assign or otherwise dispose of inventory acquired and held for resale in the ordinary course of business;

(ii) Sun International and its Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with Article V;

(iii) Sun International and its Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such

property is no longer necessary for the proper conduct of the business of Sun International or such Subsidiary, as applicable;

(iv) the Issuers and the Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to any Issuer or any Guarantor; and

(v) the Issuers may sell Non-Strategic Real Estate.

An Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (i) above (the "Excess Proceeds") exceeds $20 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Issuers shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest and Liquidated Damages, if any, to the purchase of all Indebtedness properly tendered (on a *pro rata* basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the applicable Asset Sale Offer Price (together with accrued and unpaid interest and Liquidated Damages, if any). To the extent that the aggregate amount of Indebtedness tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, the Issuers may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by this Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero. For purposes of (ii) above, total consideration received means the total consideration received for such Asset Sales minus the amount of (a) Senior Debt assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date or permitted pursuant to clause (a) or (c) of the definition of Permitted Indebtedness (including that in the case of a revolving loan agreement or similar arrangement that makes credit available, such commitment is so reduced by such amount), (b) FF&E Indebtedness secured solely by the assets sold and assumed by a transferee and (c) property that within 30 days of such Asset Sale is converted into Cash or Cash Equivalents.

All Net Cash Proceeds from an Event of Loss shall be invested, used for prepayment of Senior Debt, or used to repurchase Securities, all within the period and as otherwise provided above in clauses (i)(a) or (i)(b) of the first paragraph of this Section 4.13.

In addition to the foregoing, Sun International will not, and will not permit any Subsidiary to, directly or indirectly make any Asset Sale of any of the Equity Interests of any Subsidiary, including SINA, except (i) pursuant to an Asset Sale of all the Equity Interests of such Subsidiary or (ii)

pursuant to an Asset Sale of shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions, *provided* that after such sale the Issuers or their Subsidiaries own at least 50.1% of the voting and economic interests of the Capital Stock of such Subsidiary.

Notice of an Asset Sale Offer shall be sent, on or prior to the commencement of the Asset Sale Offer, by first-class mail, by the Issuers to each Holder at its registered address, with a copy to the Trustee.  The Asset Sale Offer shall remain open for at least 20 Business Days following its commencement. The notice to the Holders shall contain all information, instructions and materials required by applicable law or otherwise material to such Holders' decision to tender Securities pursuant to the Asset Sale Offer.  The notice, which (to the extent consistent with this Indenture) shall govern the terms of an Asset Sale Offer, shall state:

(1)  that the Asset Sale Offer is being made pursuant to such notice and this Section 4.13;

(2)  the Asset Sale Offer Amount, the Asset Sale Offer Price (including the amount of accrued but unpaid interest (and Liquidated Damages, if any)), and the date of purchase;

(3)  that any Security or portion thereof not tendered or accepted for payment will continue to accrue interest if interest is then accruing;

(4)  that, unless the Issuers default in depositing cash with the Paying Agent (which may not for purposes of this Section 4.13, notwithstanding anything in this Indenture to the contrary, be the Issuers or any Affiliate of either of the Issuers) in accordance with the last paragraph of this Section 4.13, any Security, or portion thereof, accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Purchase Date;

(5)  that Holders electing to have a Security, or portion thereof, purchased pursuant to an Asset Sale Offer will be required to surrender their Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Paying Agent (which may not for purposes of this Section 4.13, notwithstanding any other provision of this Indenture, be the Issuers or

55

any Affiliate of either of the Issuers) at the address specified in the notice;

(6) that Holders will be entitled to withdraw their elections, in whole or in part, if the Paying Agent receives, prior to the expiration of the Asset Sale Offer, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities the Holder is withdrawing and a statement containing a facsimile signature and stating that such Holder is withdrawing his election to have such principal amount of Securities purchased;

(7) that if Indebtedness, including Securities, in a principal amount in excess of the principal amount of Indebtedness, including Securities, to be acquired pursuant to the Asset Sale Offer are tendered and not withdrawn, the Issuers shall purchase Indebtedness, including Securities on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuers so that only Securities, in denominations of $1,000 or integral multiples of $1,000 shall be acquired);

(8) that Holders whose Securities were purchased only in part will be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered; and

(9) the circumstances and relevant facts regarding such Asset Sales; and

(10) the CUSIP Number, if any, of the Securities.

The Issuers agree that any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable United States Federal and state securities laws, and any provisions of this Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

On or before the date of purchase, the Issuers shall (i) accept for payment Indebtedness, including Securities, or portions thereof properly tendered pursuant to the Asset Sale Offer (on a pro rata basis if required pursuant to paragraph (7) above), (ii) deposit with the Paying Agent cash sufficient to pay the Asset Sale Offer Price for all Securities or portions thereof so accepted and (iii) deliver to the Trustee Securities so accepted together with an Officers' Certificate setting forth the

Securities or portions thereof being purchased by the Issuers. The Paying Agent shall promptly mail or deliver to Holders of Securities so accepted payment in an amount equal to the Asset Sale Offer Price for such Securities, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered. Any Securities not so accepted shall be promptly mailed or delivered by the Issuers to the Holder thereof.

Section 4.14 <u>Limitation on Layering Indebtedness</u>.

The Issuers and the Guarantors will not, individually or collectively, directly or indirectly, incur, or suffer to exist any Indebtedness that is subordinate in right of payment to any other Indebtedness of either Issuer or any Guarantor unless, by its terms, such Indebtedness is subordinated in right of payment to, or ranks *pari passu* with, the Securities or the Guarantee, as applicable.

Section 4.15 <u>Limitation on Lines of Business</u>.

None of the Issuers or any of their Subsidiaries shall directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the good faith judgment of the Board of Directors of Sun International, is a Related Business.

Section 4.16 <u>Limitation on Status as Investment Company</u>.

None of Sun International or any of its Subsidiaries shall become required to be registered as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or otherwise become subject to regulation under the Investment Company Act.

Section 4.17 <u>Future Subsidiary Guarantors</u>.

The Issuers covenant and agree that they shall cause each person that becomes a Subsidiary of either Issuer to execute a Guarantee in the form of <u>Exhibit B</u> hereto and shall cause such Subsidiary to enter into a supplemental indenture for the purpose of jointly and severally guaranteeing, irrevocably and unconditionally, on a senior subordinated basis, the Issuers' obligations to pay principal, premium and interest (and Liquidated Damages, if any) on the Securities.

Section 4.18 <u>Payment for Consent</u>.

None of the Issuers or any of their Subsidiaries or Unrestricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest,

fee or otherwise, to any Holder of any Securities for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders of the Securities which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement, which solicitation documents must be mailed to all Holders of the Securities prior to the expiration of the solicitation.

Section 4.19  <u>Suspended Covenants</u>.

During any period of time that (i) the Securities have Investment Grade Status and (ii) no Default or Event of Default has occurred and is continuing, the Issuers and their Subsidiaries will not be subject to Section 4.3, 4.10, 4.13 or clause (iv) of Section 5.1 (collectively, the "<u>Suspended Covenants</u>").  In the event that the Issuers and their Subsidiaries are not subject to the Suspended Covenants with respect to the Securities for any period of time as a result of the preceding sentence and, subsequently, either of the Rating Agencies withdraws its rating or assigns the Securities a rating below the required Investment Grade Ratings, then the Issuers and their Subsidiaries will thereafter again be subject to the Suspended Covenants for the benefit of the Securities and compliance with Section 4.3 made after the time of such withdrawal or assignment will be calculated in accordance with the terms of Section 4.3 as if such covenant had been in effect during the entire period of time from the Issue Date with respect to the Securities.

Section 4.20  <u>Payment of Additional Amounts</u>.

The Issuers will, subject to the limitations and exceptions set forth below, pay to each Holder such amounts (the "Additional Amounts") as may be necessary in order that every net payment or deemed payment of (i) principal, premium, Liquidated Damages and interest, if any, with respect to a Note, or (ii) net proceeds on the sale or exchange of a Note, each after deduction or withholding for or on account of any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of The Bahamas or any authority thereof or therein having power to tax, will result in the receipt by the Holders of the amounts that would have been received by them had no such deduction or withholding been required; *provided, however*, that no such Additional Amounts shall be payable in respect of any Note for:

(1)  any tax, duty, assessment, or other governmental charge which would not have been imposed but for the fact that such Holder:

(a)   is a resident, domiciliary or national of, or engaged in business or maintains a permanent establishment or was physically present in, The Bahamas or any political subdivision thereof or therein or otherwise has some connection with The Bahamas other than the mere ownership of, or receipt of payment under, such Note;

(b)   presented such Note for payment in The Bahamas or any political subdivision thereof or therein, unless such Note could not have been presented for payment elsewhere; or

(c)   presented such Note for payment more than 30 days after the date on which the payment in respect of such Note became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Note for payment on any day within such period of 30 days;

(2)   any estate, inheritance, gift, sales, transfer, or similar tax, assessment or other governmental charge or any taxes, duties, assessments or other governmental charges that are payable otherwise than by deduction or withholding from payments on the Securities;

(3)   any tax, duty, assessment, or other governmental charge imposed on a Holder that is not the beneficial owner of a Note to the extent that the beneficial owner would not have been entitled to the payment of Additional Amounts had the beneficial owner directly held the Note; or

(4)   any combination of items (1), (2) and (3).

Whenever there is mentioned herein in any context, the payment of the principal of or any premium or interest on, or in respect of, any Note or the net proceeds received on the sale or exchange of any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to this Indenture.

Without limiting a Holder's right to receive payment of Additional Amounts, in the event that Additional Amounts actually paid with respect to the Securities are based on rates of deduction or withholding of Bahamian taxes in excess of the appropriate rate applicable to the Holder of such Securities and, as a result thereof, such Holder of Securities is entitled to make a claim for a refund or credit of such excess, then such Holder of Securities shall, by accepting the Securities and receiving a payment of Additional Amounts, be deemed to have assigned and transferred all right, title and interest to any

such claim for a refund or credit of such excess to the Issuers. By making such assignment, the Holder of Securities makes no representation or warranty that the Issuers will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

## ARTICLE V

### SUCCESSOR CORPORATION

Section 5.1  <u>Limitation on Merger, Sale or Consolidation of Sun International</u>.

Sun International will not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons or adopt a plan of liquidation, unless (i) either (a) Sun International is the resulting surviving or transferee entity (the "<u>Successor Company</u>") or (b) the Successor Company or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is a corporation organized under the laws of the Commonwealth of The Bahamas, any member country of the European Union, Canada or the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of Sun International in connection with the Securities and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a *pro forma* basis to such transaction; (iii) immediately after giving effect to such transaction on a *pro forma* basis, the Consolidated Net Worth of the Successor Company or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is at least equal to the Consolidated Net Worth of Sun International immediately prior to such transaction; and (iv) immediately after giving effect to such transaction on a *pro forma* basis, the Successor Company or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10.

On or prior to the consummation of the proposed transaction, Sun International shall have delivered to the Trustee (x) an Officers' Certificate, stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and such supplemental indenture executed in connection therewith comply with this Indenture and (y) an Opinion of Counsel stating that the conditions in clause (i)(b)

of the first paragraph of this Section 5.1 have been satisfied, if applicable.  The Trustee shall be entitled to conclusively rely upon such Officers' Certificate and Opinion of Counsel.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries of Sun International, including SINA, if applicable, shall be deemed to be the transfer of all or substantially all of the properties and assets of Sun International, if the interest of Sun International in the properties and assets of such Subsidiary or Subsidiaries constitutes all or substantially all of the properties and assets of Sun International.

Section 5.2  <u>Successor Corporation Substituted</u>.

Upon any consolidation or merger or any transfer of all or substantially all of the assets of Sun International, or consummation of a plan of liquidation in accordance with the foregoing, the successor corporation formed by such consolidation or into which Sun International is merged or to which such transfer is made or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation shall succeed to, and (except in the case of a lease or any transfer of substantially all (but less than all) of the assets of Sun International) be substituted for, and may exercise every right and power of, Sun International, under this Indenture with the same effect as if such successor corporation had been named herein as Sun International and (except in the case of a lease or any transfer of substantially all (but less than all) of the assets of Sun International) Sun International shall be released from the obligations under the Securities and this Indenture except with respect to any obligations that arise from, or are related to, such transaction.

Section 5.3  <u>Limitation on Merger, Sale or Consolidation of SINA</u>.

SINA will not consolidate or merge with or into (whether or not SINA is the surviving person) another person (other than Sun International or a Guarantor) unless (i) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than SINA) expressly assumes all the obligations of SINA pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee; and (ii) immediately before and immediately after giving effect to such transaction on a *pro forma* basis, no Default or Event of Default shall have occurred or be continuing.  Any person that expressly assumes all the obligations of SINA pursuant to a supplemental indenture as provided in the foregoing, shall succeed to, and be substituted for, and may exercise every right and power of SINA under this Indenture with

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the same effect as if such successor corporation had been named herein as SINA.

Notwithstanding the foregoing, upon the sale or disposition (whether by merger, stock purchase, or otherwise) of SINA in its entirety to an entity which is not a Subsidiary, which transaction is otherwise in compliance with this Indenture (including, without limitation, the provisions of Section 4.13 hereof), SINA shall be released from the obligations under the Securities and this Indenture except with respect to any obligations that arise from, or are related to, such transaction; *provided, however*, that any such termination shall occur only to the extent that all obligations of SINA under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of Sun International or any of its Subsidiaries shall also terminate upon such release, sale or transfer.

## ARTICLE VI

## EVENTS OF DEFAULT AND REMEDIES

Section 6.1   Events of Default.

"Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be caused voluntarily or involuntarily or effected, without limitation, by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)   the failure by the Issuers to pay any installment of interest or Liquidated Damages, if any, on the Securities as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(2)   the failure by the Issuers to pay all or any part of the principal, or premium, if any, on the Securities when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, whether or not prohibited by Article XII hereof, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, or otherwise;

(3)   the failure by either of the Issuers or any of their Subsidiaries otherwise to comply with Sections 4.13, 5.1 and 5.2 and Article X;

(4) (A) failure by either of the Issuers or any of their Subsidiaries to observe or perform any other covenant or agreement contained in Article IV (except as provided in clauses (1), (2) and (3) above) and the continuance of such failure for a period of 30 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the Securities outstanding, or (B) failure by either of the Issuers or any of their Subsidiaries to observe or perform any other covenant or agreement contained in the Securities or herein (except as provided for in clauses (1), (2), (3) and (4)(A) above) and the continuance of such failure for 60 days after written notice is given to the Issuers by the Trustee or the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of Securities outstanding;

(5) a decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudicating either or both of the Issuers or any of their Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of either or both of the Issuers or any of their Significant Subsidiaries under any bankruptcy or similar law, and such decree or order shall have continued undischarged and unstayed for a period of 60 consecutive days; or a decree or order of a court of competent jurisdiction, judgment appointing a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency for either or both of the Issuers, any of their Significant Subsidiaries, or any substantial part of the property of any such person, or for the winding up or liquidation of the affairs of any such person, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

(6) either or both of the Issuers or any of their Significant Subsidiaries shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a Custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any substantial part of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit

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in writing its inability to pay its debts as they become due;

(7) a default in Indebtedness of either of the Issuers or any of their Subsidiaries with an aggregate principal amount in excess of $10 million (a) resulting from the failure to pay any principal at final stated maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity; and

(8) final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time rendered against either of the Issuers or any of their Subsidiaries and either (a) the commencement by any creditor of any enforcement proceeding upon any such judgment that is not promptly stayed or (b) such judgment is not stayed, bonded or discharged within 60 days.

Section 6.2  Acceleration of Maturity Date; Rescission and Annulment.

If an Event of Default occurs and is continuing (other than an Event of Default specified in clauses (5) and (6), above, relating to either of the Issuers or any of their Significant Subsidiaries,) then in every such case, unless the principal of all of the Securities shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of the Securities then outstanding, by notice in writing to the Issuers (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and premium, if any, determined as set forth below, and accrued and unpaid interest and Liquidated Damages, if any, thereon to be due and payable immediately; *provided*, *however*, that if any Senior Debt is outstanding pursuant to the Credit Agreement, such acceleration shall not be effective until the earlier of (x) the fifth Business Day after the giving to Sun International and the Representative of such written notice, unless such Event of Default is cured or waived prior to such date and (y) the date of acceleration of any Senior Debt under the Credit Agreement.  If an Event of Default specified in clauses (5) and (6) above relating to either of the Issuers or any of their Significant Subsidiaries occurs, all principal and accrued interest on the Securities will be immediately due and payable on all outstanding Securities without any declaration or other act on the part of Trustee or the Holders.

At any time after such a declaration of acceleration being made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article VI, the Holders of a majority in aggregate principal amount of then outstanding Securities, by

written notice to the Issuers and the Trustee, may rescind, on behalf of all Holders, any such declaration of acceleration if:

(1) the Issuers have paid or deposited with the Trustee a sum sufficient to pay

(A) all overdue interest (and Liquidated Damages, if any) on all Securities,

(B) the principal of (and premium, if any, applicable to) any Securities which would become due otherwise than by such declaration of acceleration, and interest thereon at the rate borne by the Securities,

(C) to the extent that payment of such interest is lawful, interest upon overdue interest (and Liquidated Damages, if any) at the rate borne by the Securities,

(D) all sums paid or advanced by the Trustee hereunder and the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and

(2) all Events of Default, other than the non-payment of amounts which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.12.

Notwithstanding the previous sentence of this Section 6.2, no waiver shall be effective for any Event of Default or event which with notice or lapse of time or both would be an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Security, unless all such affected Holders agree, in writing, to waive such Event of Default or other event.  No such waiver shall cure or waive any subsequent default or impair any right consequent thereon.

Section 6.3  Collection of Indebtedness and Suits for Enforcement by Trustee.

The Issuers covenant that if an Event of Default in payment of principal, premium, or interest (and Liquidated Damages, if any) specified in Section 6.1(1) or (2) occurs and is continuing, the Issuers shall, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal,

premium (if any) and interest (and Liquidated Damages, if any), and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest (and Liquidated Damages, if any), at the rate borne by the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including compensation to, and expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Issuers fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust in favor of the Holders, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuers or any other obligor upon the Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuers or any other obligor upon the Securities, wherever situated.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 6.4  Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuers or any other obligor upon the Securities or the property of the Issuers or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuers for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise to take any and all actions under the TIA, including

(i)  to file and prove a claim for the whole amount of principal (and premium, if any) and interest (and Liquidated Damages, if any) owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee,

its agent and counsel) and of the Holders allowed in such judicial proceeding, and

                    (ii)  to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment, or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.5  <u>Trustee May Enforce Claims Without Possession of Securities</u>.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust in favor of the Holders, and any recovery of judgment shall, after provision for the payment of compensation to, and expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 6.6  <u>Priorities</u>.

Subject to Article XII, any money collected by the Trustee pursuant to this Article VI shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, premium (if any) or interest (and Liquidated Damages, if any), upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST:  To the Trustee in payment of all amounts due pursuant to Section 7.7;

SECOND:  To the Holders in payment of the amounts then due and unpaid for principal of, premium (if any) and interest (and Liquidated Damages, if any) on, the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal, premium (if any) and interest (and Liquidated Damages, if any), respectively; and

THIRD:  To whomsoever may be lawfully entitled thereto, the remainder, if any.

Section 6.7  <u>Limitation on Suits</u>.

No Holder of any Security shall have any right to order or direct the Trustee to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(A)  such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(B)  the Holders of not less than 25% in principal amount of then outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(C)  such Holder or Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities to be incurred or reasonably probable to be incurred in compliance with such request;

(D)  the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(E)  no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding Securities;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb

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or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Section 6.8  <u>Unconditional Right of Holders to Receive Principal, Premium and Interest</u>.

Notwithstanding any other provision of this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of, and premium (if any) and interest (and Liquidated Damages, if any) on, such Security on the Maturity Dates or Interest Payment Dates, as applicable, of such payments as expressed in such Security (in the case of redemption, the Redemption Price on the Redemption Date; in the case of a Change of Control, the Change of Control Purchase Price, on the Change of Control Purchase Date; and in the case of an Asset Sale, the Asset Sale Offer Price on the relevant purchase date); and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 6.9  <u>Rights and Remedies Cumulative</u>.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.10  <u>Delay or Omission Not Waiver</u>.

No delay or omission by the Trustee or by any Holder of any Security to exercise any right or remedy arising upon any Event of Default shall impair the exercise of any such right or remedy or constitute a waiver of any such Event of Default. Every right and remedy given by this Article VI or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.11  <u>Control by Holders</u>.

The Holder or Holders of a majority in aggregate principal amount of then outstanding Securities shall have the right to direct the time, method and place of conducting any

proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee, *provided*, that

(1)  such direction shall not be in conflict with any rule of law or with this Indenture,

(2)  the Trustee shall not determine that the action so directed would be unjustly prejudicial to the Holders not taking part in such direction, and

(3)  the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 6.12  <u>Waiver of Past Default</u>.

Subject to Section 6.8, the Holder or Holders of not less than a majority in aggregate principal amount of the outstanding Securities may, by written notice to the Trustee on behalf of all Holders, prior to the declaration of the maturity of the Securities, waive any past default hereunder and its consequences, except a default

(A)  in the payment of the principal of, premium, if any, or interest (and Liquidated Damages, if any) on, any Security as specified in clauses (1) and (2) of Section 6.1, or

(B)  in respect of a covenant or provision hereof which, under Article IX, cannot be modified or amended without the consent of the Holder of each outstanding Security affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair the exercise of any right arising therefrom.

Section 6.13  <u>Undertaking for Costs</u>.

All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted to be taken by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against

any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 6.13 shall not apply to any suit instituted by the Issuers, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in aggregate principal amount of the outstanding Securities, or to any suit instituted by any Holder for enforcement of the payment of principal of, or premium (if any) or interest (and Liquidated Damages, if any) on, any Security on or after the Maturity Date of such Security.

Section 6.14  Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every case, subject to any determination in such proceeding, the Issuers, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

## ARTICLE VII

### TRUSTEE

The Trustee hereby accepts the trust imposed upon it by this Indenture and covenants and agrees to perform the same, as herein expressed.

Section 7.1  Duties of Trustee.

(a)  If a Default or an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

(b)  Except during the continuance of a Default or an Event of Default:

(1)  The Trustee need perform only those duties as are specifically set forth in this Indenture and no others, and no covenants or obligations shall be implied in or read into this Indenture which are adverse to the Trustee.

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(2)   In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.  However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c)   The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)   This paragraph does not limit the effect of subsection (b) of this Section 7.1.

(ii)   The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts.

(iii)   The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.12.

(d)   The Trustee shall comply with any order or directive of a Gaming Authority requiring that the Trustee submit, at the expense of the Issuers, an application for any license, finding of suitability or other approval pursuant to any gaming law and will cooperate fully and completely in any proceeding related to such application; *provided, however*, that in the event the Trustee in its reasonable judgment determines that complying with such order or directive would subject it or its officers or directors to unreasonable or onerous requirements, the Trustee may, at its option, resign as Trustee in lieu of complying with such order or directive; and *provided, further*, that no resignation shall become effective until a successor Trustee is appointed and delivers a written acceptance in accordance with Section 7.8 hereof.

(e)   No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or at the request, order or direction of the Holders or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(f)  Every provision of this Indenture that in any way relates to the Trustee is subject to subsections (a), (b), (c), (d) and (e) of this Section 7.1.

(g)  The Trustee shall not be liable for interest on any assets received by it except as the Trustee may agree in writing with the Issuers.  Assets held in trust by the Trustee need not be segregated from other assets except to the extent required by law.

Section 7.2  Rights of Trustee.

Subject to Section 7.1:

(a)  The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document.

(b)  Before the Trustee acts or refrains from acting, it may consult with counsel of its selection and may require an Officers' Certificate or an Opinion of Counsel, which shall conform to Sections 13.4 and 13.5.  The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c)  The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)  The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)  The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, notice, request, direction, consent, order, bond, debenture, or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

(f)  The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders, pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby.

(g)  Except with respect to Section 4.1, the Trustee shall have no duty to inquire as to the performance of

the Issuers' covenants in Article IV hereof.  In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except (i) any Event of Default occurring pursuant to Sections 6.1(1), 6.1(2) and 4.1, or (ii) any Default or Event of Default of which the Trustee shall have received written notification or obtained actual knowledge.

          (h)  any request or direction of the Issuers mentioned herein will be sufficiently evidenced by an Issuers Request or Issuers Order and any resolution of the Board of Directions will be sufficiently evidenced by a Board Resolution;

          (i)  the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other person employed to act hereunder; and

          (j)  the Trustee may request that the Issuers deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

Section 7.3  <u>Individual Rights of Trustee</u>.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Issuers, any Guarantor, any of their respective Subsidiaries, or their respective Affiliates with the same rights it would have if it were not Trustee.  Any Agent may do the same with like rights.  However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.4  <u>Trustee's Disclaimer</u>.

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities and it shall not be accountable for the Issuers' use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities (other than the Trustee's certificate of authentication) or for the use or application of any funds received by a Paying Agent other than the Trustee.

Section 7.5  <u>Notice of Default</u>.

If a Default or an Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each Securityholder notice of the uncured Default or Event of Default within 90 days after such Default or

Event of Default occurs.  Except in the case of a Default or an Event of Default in payment of principal (or premium, if any) of, or interest (and Liquidated Damages, if any) on, any Security (including the payment of the Change of Control Purchase Price on the Change of Control Purchase Date, the Redemption Price on the Redemption Date, and the Asset Sale Offer Price on the relevant purchase date), the Trustee may withhold the notice if and so long as a Trust Officer in good faith determines that withholding the notice is in the interest of the Securityholders.

Section 7.6  <u>Reports by Trustee to Holders</u>.

If required by law, within 60 days after each January 31 beginning with the January 31 following the date of this Indenture, the Trustee shall mail to each Securityholder a brief report dated as of such January 31 that complies with TIA § 313(a).  If required by law, the Trustee also shall comply with TIA §§ 313(b) and 313(c).

The Issuers shall promptly notify the Trustee in writing if the Securities become listed on any stock exchange or automatic quotation system.

A copy of each report at the time of its mailing to Securityholders shall be mailed to the Issuers and filed with the SEC and each stock exchange, if any, on which the Securities are listed.

Section 7.7  <u>Compensation and Indemnity</u>.

The Issuers shall pay to the Trustee from time to time such compensation as shall be agreed in writing between the Issuers and the Trustee for its services.  The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Issuers shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances incurred or made by it.  Such expenses shall include the reasonable compensation, disbursements, fees and expenses of the Trustee's agents, accountants, experts and counsel.

The Issuers shall indemnify the Trustee (in its capacity as Trustee, Registrar and Paying Agent) and each of its officers, directors, attorneys-in-fact and agents for, and hold it harmless against, any and all claims, losses, damages, demands, fees, expenses (including but not limited to reasonable compensation, disbursements and expenses of the Trustee's agents and counsel), losses or liabilities incurred by them without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust and their rights or duties hereunder including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.  The Trustee shall notify the

Issuers promptly of any claim asserted against the Trustee for which it may seek indemnity.  The Issuers shall defend the claim and the Trustee shall provide reasonable cooperation at the Issuers' expense in the defense.  The Trustee may have separate counsel and the Issuers shall pay the reasonable fees and expenses of such counsel; *provided*, that the Issuers will not be required to pay such fees and expenses if they assume the Trustee's defense and there is no conflict of interest between the Issuers and the Trustee in connection with such defense.  The Issuers need not pay for any settlement made without their written consent.  The Issuers need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Trustee through its negligence, bad faith or willful misconduct.

To secure the Issuers' payment obligations in this Section 7.7, the Trustee shall have a lien prior to the Securities on all assets held or collected by the Trustee, in its capacity as Trustee, except assets held in trust to pay principal and premium, if any, of or interest (and Liquidated Damages, if any) on particular Securities.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(5) or (6) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

The Issuers' obligations under this Section 7.7 and any lien arising hereunder shall survive the resignation or removal of the Trustee, the discharge of the Issuers' obligations pursuant to Article VIII of this Indenture and any rejection or termination of this Indenture under any Bankruptcy Law.

Section 7.8  Replacement of Trustee.

The Trustee may resign by so notifying the Issuers in writing.  The Holder or Holders of a majority in principal amount of the outstanding Securities may remove the Trustee by so notifying the Issuers and the Trustee in writing and may appoint a successor trustee with the Issuers' consent.  The Issuers may remove the Trustee if:

(1)  the Trustee fails to comply with Section 7.10;

(2)  the Trustee is adjudged bankrupt or insolvent;

(3)  a receiver, Custodian, or other public officer takes charge of the Trustee or its property; or

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(4) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuers shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holder or Holders of a majority in principal amount of the Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Issuers.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Immediately after that and provided that all sums owing to the Trustee provided for in Section 7.7 have been paid, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided in Section 7.7, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the expense of the Issuers), the Issuers or the Holder or Holders of at least 10% in principal amount of the outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Issuers' obligations under Section 7.7 shall continue for the benefit of the retiring Trustee.

Section 7.9  <u>Successor Trustee by Merger, Etc.</u>

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation is otherwise eligible hereunder, be the successor Trustee.

Section 7.10  <u>Eligibility; Disqualification.</u>

The Trustee shall at all times satisfy the requirements of TIA § 310(a)(1) and TIA § 310(a)(5). The Trustee shall have a combined capital and surplus of at least $25,000,000 as set forth

in its most recent published annual report of condition.  The
Trustee shall comply with TIA § 310(b).

Section 7.11  Preferential Collection of Claims against
Issuers.

The Trustee shall comply with TIA § 311(a), excluding
any creditor relationship listed in TIA § 311(b).  A Trustee who
has resigned or been removed shall be subject to TIA § 311(a) to
the extent indicated.


## ARTICLE VIII

### LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.1  Option to Effect Legal Defeasance or
Covenant Defeasance.

The Issuers may, at their option at any time, elect to
have Section 8.2 or Section 8.3 applied to all outstanding
Securities upon compliance with the conditions set forth below in
this Article VIII.

Section 8.2  Legal Defeasance and Discharge.

Upon the Issuers' exercise under Section 8.1 of the
option applicable to this Section 8.2, the Issuers and the
Guarantors shall be deemed to have been discharged from their
respective obligations with respect to all outstanding Securities
on the date the conditions set forth below are satisfied
(hereinafter, "Legal Defeasance").  For this purpose, such Legal
Defeasance means that the Issuers shall be deemed to have paid
and discharged the entire Indebtedness represented by the
outstanding Securities, which shall thereafter be deemed to be
"outstanding" only for the purposes of Section 8.5 and the other
Sections of this Indenture referred to in (a) and (b) below, and
to have satisfied all their other obligations under such
Securities and this Indenture (and the Trustee, on demand of and
at the expense of the Issuers, shall execute proper instruments
acknowledging the same), except for the following which shall
survive until otherwise terminated or discharged hereunder:  (a)
the rights of Holders of outstanding Securities to receive solely
from the trust fund described in Section 8.4, and as more fully
set forth in such section, payments in respect of the principal
of, premium, if any, and interest (and Liquidated Damages, if
any) on such Securities when such payments are due, (b) the
Issuers' obligations with respect to such Securities under
Sections 2.4, 2.6, 2.7, 2.10 and 4.2, (c) the rights, powers,
trusts, duties and immunities of the Trustee hereunder and the
Issuers' obligations in connection therewith and (d) this Article
VIII.  Subject to compliance with this Article VIII, the Issuers
may exercise their option under this Section 8.2 notwithstanding

the prior exercise of their option under Section 8.3 with respect to the Securities.

Section 8.3   Covenant Defeasance.

Upon the Issuers' exercise under Section 8.1 of the option applicable to this Section 8.3, the Issuers shall be released from their obligations under the covenants contained in Sections 4.3, 4.6, 4.7, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15 and 4.16, Article V and Article X with respect to the outstanding Securities on and after the date the conditions set forth below are satisfied (hereinafter, "Covenant Defeasance"), and the Securities shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder.  For this purpose, such Covenant Defeasance means that, with respect to the outstanding Securities, the Issuers need not comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.  In addition, upon the Company's exercise under Section 8.1 of the option applicable to this Section 8.3, Sections 6.1(3) through 6.1(8) shall not constitute Events of Default.

Section 8.4   Conditions to Legal or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.2 or Section 8.3 to the outstanding Securities:

(a)   The Issuers shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 7.10 who shall agree to comply with the provisions of this Article VIII applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (a) cash in an amount, or (b) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, cash in an amount, or (c) a combination thereof, in such amounts, as in each case will be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of, premium, if any, and interest

(and Liquidated Damages, if any) on the outstanding Securities on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal, premium, if any, or interest (and Liquidated Damages, if any); *provided* that the Trustee shall have been irrevocably instructed to apply such cash and the proceeds of such U.S. Government Obligations to said payments with respect to the Securities.

(b)  In the case of an election under Section 8.2, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably satisfactory to the Trustee confirming that (i) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date hereof, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such Legal Defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance has not occurred;

(c)  In the case of an election under Section 8.3, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the outstanding Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)  No Default or Event of Default with respect to the Securities shall have occurred and be continuing on the date of such deposit or, in so far as Section 6.1(5) or 6.1(6) is concerned, at any time in the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(e)  Such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which either of the Issuers or any of their Subsidiaries is a party or by which either of the Issuers or any of their Subsidiaries is bound;

(f)  In the case of an election under either Section 8.2 or 8.3, the Issuers shall have delivered to the Trustee an Officers' Certificate stating that the deposit made by the Issuers pursuant to its election under Section 8.2 or 8.3 was

not made by the Issuers with the intent of hindering, delaying or defrauding creditors of the Issuers or others;

(g)  The Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel in the United States, each stating that the conditions precedent provided for, in the case of the Officers' Certificate, in subsections (a) through (f) of this Section 8.4 and, in the case of the Opinion of Counsel, subsections (a) (with respect to the validity and perfection of the security interest), (b), (c) and (e) of this Section 8.4 have been complied with as contemplated by this Section 8.4.

Section 8.5  Deposited Cash and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.6, all cash and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.5, the "Trustee") pursuant to Section 8.4 in respect of the outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest (and Liquidated Damages, if any), but such money need not be segregated from other funds except to the extent required by law.

The Issuers shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 8.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of outstanding Securities.

Section 8.6  Repayment to Issuers.

Anything in this Article VIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuers from time to time upon the request of the Issuers any cash or U.S. Government Obligations held by it as provided in Section 8.4 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereto delivered to the Trustee (which may be the opinion delivered under Section 8.4(a)), are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuers, in trust for the payment of the principal of, premium, if any, or interest (and Liquidated Damages, if any) on any Security and remaining unclaimed for two

years after such principal, and premium, if any, or interest (and Liquidated Damages, if any) has become due and payable shall be paid to the Issuers on their request; and the Holder of such Security shall thereafter look only to the Issuers for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuers cause to be published once, in the *New York Times* and *The Wall Street Journal* (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuers.

Section 8.7  Reinstatement.

If the Trustee or Paying Agent is unable to apply any cash or U.S. Government Obligations in accordance with Section 8.2 or 8.3, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuers' obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.2 or 8.3 until such time as the Trustee or Paying Agent is permitted to apply such money in accordance with Section 8.2 and 8.3, as the case may be; *provided, however*, that, if the Issuers make any payment of principal of, premium, if any, or interest (and Liquidated Damages, if any) on any Security following the reinstatement of its obligations, the Issuers shall be subrogated to the rights of the Holders of such Securities to receive such payment from the cash held by the Trustee or Paying Agent.


## ARTICLE IX

## AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 9.1  Supplemental Indentures Without Consent of Holders.

Without the consent of any Holder, the Issuers or any Guarantor, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1)  to cure any ambiguity, defect, or inconsistency, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided such action

pursuant to this clause (1) shall not adversely affect the interests of any Holder in any respect;

(2) to add to the covenants of the Issuers for the benefit of the Holders, or to surrender any right or power herein conferred upon the Issuers or to make any other change that does not adversely affect the rights of any Holder; *provided*, that such change does not adversely affect the rights of any Holder;

(3) to provide for additional Guarantors of the Securities;

(4) to evidence the succession of another person to either of the Issuers, and the assumption by any such successor of the obligations of such Issuer, herein and in the Securities in accordance with Article V;

(5) to comply with the TIA;

(6) to comply with the provisions of the Depository, Euroclear or Clearstream or the Trustee with respect to the provisions of this Indenture or the Securities relating to transfers and exchanges of Securities or beneficial interests therein; or

(7) to provide for the issuance of Additional Securities in accordance with the limitations set forth in this Indenture as of the date hereof.

Section 9.2  <u>Amendments, Supplemental Indentures and Waivers with Consent of Holders</u>.

Subject to Section 6.8 and the last sentence of this paragraph, with the consent of the Holders of not less than a majority in aggregate principal amount of then outstanding Securities, by written act of said Holders delivered to the Issuers and the Trustee, the Issuers and any Guarantor, when authorized by Board Resolutions, and the Trustee may amend or supplement this Indenture or the Securities or enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or the Securities or of modifying in any manner the rights of the Holders under this Indenture or the Securities.  Subject to Section 6.8 and the last sentence of this paragraph, the Holder or Holders of a majority, in principal amount of then outstanding Securities may waive compliance by the Issuers or any Guarantor with any provision of this Indenture or the Securities.  Notwithstanding the foregoing provisions of this Section 9.2, without the consent of each

83

Holder affected thereby, no such amendment, supplemental indenture or waiver shall:

          (1)   reduce the percentage of principal amount of Securities whose Holders must consent to an amendment, supplement or waiver of any provision of this Indenture or the Securities;

          (2)   reduce the rate or extend the time for payment of interest (and Liquidated Damages, if any) on any Security;

          (3)   reduce the principal amount of any Security, or reduce the Change of Control Purchase Price or the Asset Sale Offer Price;

          (4)   change the Stated Maturity of any Security;

          (5)   alter the redemption provisions of Article III in a manner adverse to any Holder;

          (6)   make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders of the Securities (except to increase any percentage of Securities required to consent to a waiver or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby) or the rights of Holders to recover the principal or premium of, interest (and Liquidated Damages, if any) on, or redemption payment with respect to, any Security;

          (7)   make any changes in Section 6.8, 6.12 or this third sentence of this Section 9.2; or

          (8)   make the principal of, or the interest (and Liquidated Damages, if any) on, any Security payable with anything or at anywhere other than as provided for in this Indenture and the Securities as in effect on the date hereof; or

          (9)   make the Securities or Guarantees further subordinated in right of payment to any extent or under any circumstances to any other indebtedness.

     It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any

proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section becomes effective, the Issuers shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver.  Any failure of the Issuers to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

After an amendment, supplement or waiver under this Section 9.2 or 9.4 becomes effective, it shall bind each Holder.

In connection with any amendment, supplement or waiver under this Article IX, the Issuers may, but shall not be obligated to, offer to any Holder who consents to such amendment, supplement or waiver, or to all Holders, consideration for such Holder's consent to such amendment, supplement or waiver.

Section 9.3  <u>Compliance with TIA</u>.

Every amendment, waiver or supplement of this Indenture or the Securities shall comply with the TIA as then in effect.

Section 9.4  <u>Revocation and Effect of Consents</u>.

Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security.  However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of his Security by written notice to the Issuers or the person designated by the Issuers as the person to whom consents should be sent if such revocation is received by the Issuers or such person before the date on which the Trustee receives an Officers' Certificate certifying that the Holders of the requisite principal amount of Securities have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

The Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver, which record date shall be the date so fixed by the Issuers notwithstanding the provisions of the TIA.  If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those persons who were Holders at such record date, and only those persons (or their duly designated proxies), shall be entitled to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder, unless it makes a change described in any of clauses (1) through (9) of Section 9.2, in which case, the amendment, supplement or waiver shall bind only each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security; *provided*, that any such waiver shall not impair or affect the right of any Holder to receive payment of principal and premium of and interest (and Liquidated Damages, if any) on a Security, on or after the respective dates set for such amounts to become due and payable expressed in such Security, or to bring suit for the enforcement of any such payment on or after such respective dates.

Section 9.5    Notation on or Exchange of Securities.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee or require the Holder to put an appropriate notation on the Security.  The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder.  Alternatively, if the Issuers or the Trustee so determines, the Issuers in exchange for the Security shall issue, the Guarantors shall endorse and the Trustee shall authenticate a new Security that reflects the changed terms.  Any failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment, supplement or waiver.

Section 9.6    Trustee to Sign Amendments, Etc.

The Trustee shall execute any amendment, supplement or waiver authorized pursuant to this Article IX, provided, that the Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee's own rights, duties or immunities under this Indenture.  The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Officers' Certificate and Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article IX is authorized or permitted by this Indenture.

# ARTICLE X

## RIGHT TO REQUIRE REPURCHASE

Section 10.1  <u>Repurchase of Securities at Option of the Holder upon Change of Control</u>.

(a)  In the event that a Change of Control Triggering Event occurs, each Holder of Securities shall have the right, at such Holder's option, subject to the terms and conditions of this Indenture, to require the Issuers to repurchase all or any part of such Holder's Securities (*provided*, that the principal amount of such Securities must be $1,000 or an integral multiple thereof) on the date that is no later than 45 Business Days after the occurrence of such Change of Control Triggering Event (the "<u>Change of Control Purchase Date</u>"), at a cash price equal to 101% of the principal amount thereof (the "<u>Change of Control Purchase Price</u>"), together with accrued and unpaid interest (and Liquidated Damages), if any, to the Change of Control Purchase Date.

(b)  In the event that, pursuant to this Section 10.1, the Issuers shall be required to commence an offer to purchase Securities (a "<u>Change of Control Offer</u>"), the Issuers shall follow the procedures set forth in this Section 10.1 as follows:

(1)  the Change of Control Offer shall commence within 20 Business Days following the Change of Control Triggering Event;

(2)  the Change of Control Offer shall remain open for at least 20 Business Days;

(3)  within 5 Business Days following the expiration of a Change of Control Offer, the Issuers shall purchase all of the tendered Securities at the Change of Control Purchase Price, plus accrued interest (and Liquidated Damages, if any);

(4)  if the Change of Control Purchase Date is on or after an interest payment record date and on or before the related interest payment date, any accrued interest (and Liquidated Damages, if any) will be paid to the person in whose name a Security is registered at the close of business on such record date, and no additional interest will be payable to Securityholders who tender Securities pursuant to the Change of Control Offer;

(5)  the Issuers shall use their best efforts to provide the Trustee with notice of the

87

Change of Control Offer at least 5 Business Days before
the commencement of any Change of Control Offer; and

                (6)  on or before the commencement
of any Change of Control Offer, the Issuers or the
Trustee (upon the request and at the expense of the
Issuers) shall send, by first-class mail, a notice to
each of the Securityholders, which (to the extent
consistent with this Indenture) shall govern the terms
of the Change of Control Offer and shall state:

                (i)  that the Change of Control Offer is
being made pursuant to this Section 10.1 and that all
Securities, or portions thereof, tendered will be accepted
for payment;

                (ii)  the Change of Control
Purchase Price (including the amount of accrued
but unpaid interest (and Liquidated Damages, if
any)) and the Change of Control Purchase Date;

                (iii)  that any Security, or
portion thereof, not tendered or accepted for
payment will continue to accrue interest;

                (iv)  that, unless the Issuers
default in depositing cash with the Paying Agent
in accordance with the last paragraph of this
subsection (b), or such payment is prevented for
any reason, any Security, or portion thereof,
accepted for payment pursuant to the Change of
Control Offer shall cease to accrue interest after
the Change of Control Purchase Date;

                (v)  that Holders electing to have
a Security, or portion thereof, purchased pursuant
to a Change of Control Offer will be required to
surrender the Security, with the form entitled
"Option of Holder to Elect Purchase" on the
reverse of the Security completed, to the Paying
Agent (which may not for purposes of this Section
10.1, notwithstanding anything in this Indenture
to the contrary, be the Issuers or any Affiliate
of either of the Issuers) at the address specified
in the notice prior to the expiration of the
Change of Control Offer;

                (vi)  that Holders will be entitled
to withdraw their election, in whole or in part,
if the Paying Agent receives, prior to the
expiration of the Change of Control Offer, a
facsimile transmission or letter setting forth the
name of the Holder, the principal amount of the

Securities the Holder is withdrawing and a statement containing a facsimile signature and stating that such Holder is withdrawing his election to have such principal amount of Securities purchased;

(vii) a brief description of the events resulting in such Change of Control Triggering Event; and

(viii) the CUSIP Number, if any, of the Securities.

Any such Change of Control Offer shall comply with any and all applicable provisions of United States Federal and state laws, including those regulating tender offers, if applicable, and any provisions of this Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

On or before the Change of Control Purchase Date, the Issuers shall (i) accept for payment Securities or portions thereof properly tendered pursuant to the Change of Control Offer prior to the expiration of the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (including accrued and unpaid interest (and Liquidated Damages, if any)) of all Securities so tendered and (iii) deliver to the Trustee Securities so accepted together with an Officers' Certificate listing the Securities or portions thereof being purchased by the Issuers. The Paying Agent shall promptly pay to the Holders of Securities so accepted payment in an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any)), and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered.

## ARTICLE XI

### GUARANTEES

Section 11.1  Guarantees.

(a) In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Guarantors hereby irrevocably and unconditionally guarantees, jointly and severally, on a senior subordinated basis (the "Guarantee") to each Holder of a Security authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Securities or the obligations of the Issuers under this Indenture or the

Securities, that: (w) the principal and premium (if any) of and interest (and Liquidated Damages, if any) on the Securities will be paid in full when due, whether at the maturity or interest payment date, by acceleration, call for redemption, upon an Change of Control Offer, an Asset Sale Offer or otherwise; (x) all other obligations of the Issuers to the Holders or the Trustee under this Indenture or the Securities will be promptly paid in full or performed, all in accordance with the terms of this Indenture and the Securities; and (y) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, they will be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at maturity, by acceleration, call for redemption, upon an Offer to Purchase or otherwise. Failing payment when due of any amount so guaranteed for whatever reason, each Guarantor shall be obligated to pay the same before failure so to pay becomes an Event of Default.

(b) Each Guarantor hereby agrees that its obligations with regard to this Guarantee shall be unconditional, irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, the recovery of any judgment against the Issuers, any action to enforce the same or any other circumstances that might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuers, any right to require a proceeding first against the Issuers or right to require the prior disposition of the assets of the Issuers to meet its obligations, protest, notice and all demands whatsoever and covenants that this Guarantee will not be discharged except by complete performance of the obligations contained in the Securities and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to either the Issuers or any Guarantor, or any Custodian, Trustee, or similar official acting in relation to either the Issuers or such Guarantor, any amount paid by either the Issuers or such Guarantor to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 6.2 for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration as to the Issuers of the obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration

of those obligations as provided in Section 6.2, those
obligations (whether or not due and payable) will forthwith
become due and payable by each of the Guarantors for the purpose
of this Guarantee.

(d) Each Guarantor and by its acceptance of a
Security issued hereunder each Holder hereby confirms that it is
the intention of all such parties that the guarantee by such
Guarantor set forth in Section 11.1(a) not constitute a
fraudulent transfer or conveyance for purpose of any Bankruptcy
Law, the Uniform Fraudulent Conveyance Act, the Uniform
Fraudulent Transfer Act or any similar United States Federal or
state law.  To effectuate the foregoing intention, the Holders
and such Guarantor hereby irrevocably agree that the obligations
of such Guarantor under its guarantee set forth in Section
11.1(a) shall be limited to the maximum amount as will, after
giving effect to all other contingent and fixed liabilities of
such Guarantor and after giving effect to any collections from or
payments made by or on behalf of any other Guarantor in respect
of the obligations of such other Guarantor under its Guarantee or
pursuant to the following paragraph of this Section 11.1(d),
result in the obligations of such Guarantor under such guarantee
not constituting such a fraudulent transfer or conveyance.

Each Guarantor that makes any payment or distribution
under Section 11.1(a) shall be entitled to a contribution from
each other Guarantor equal to its Pro Rata amount of such payment
or distribution so long as the exercise of such right does not
impair the rights of the Holders under the Guarantees.  For
purposes of the foregoing, the "Pro Rata amount" of any Guarantor
means the percentage of the net assets of all Guarantors held by
such Guarantor, determined in accordance with GAAP.

Section 11.2  Execution and Delivery of Guarantee.

To evidence its Guarantee set forth in Section 11.1,
each Guarantor agrees that a notation of such Guarantee
substantially in the form annexed hereto as Exhibit B shall be
endorsed on each Security authenticated and delivered by the
Trustee and that this Indenture shall be executed on behalf of
such Guarantor by one Officer by manual or facsimile signature.

Two Officers shall sign, or one Officer shall sign and one
Officer shall attest to, the Securities for each of the Issuers
by manual or facsimile signature.

Each Guarantor agrees that its Guarantee set forth in
Section 11.1 shall remain in full force and effect and apply to
all the Securities notwithstanding any failure to endorse on each
Security a notation of such Guarantee.

If an Officer whose signature is on a Security no
longer holds that office at the time the Trustee authenticates

the Security on which a Guarantee is endorsed, the Guarantee shall be valid nevertheless.

The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of each Guarantor.

Section 11.3  Certain Bankruptcy Events.

Each Guarantor hereby covenants and agrees that in the event of the insolvency, bankruptcy, dissolution, liquidation or reorganization of either of the Issuers, such Guarantor shall not file (or join in any filing of), or otherwise seek to participate in the filing of, any motion or request seeking to stay or to prohibit (even temporarily) execution on the Guarantee and hereby waives and agrees not to take the benefit of any such stay of execution, whether under Section 362 or 105 of the United States Bankruptcy Code or otherwise.

Section 11.4  Limitation on Merger, Consolidation, Etc. of Guarantors.

No Guarantor shall consolidate or merge with or into (whether or not such Guarantor is the surviving person) another person (other than either Issuer or another Guarantor) unless (i) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such person shall unconditionally guarantee, on a senior subordinated basis, all of such Guarantor's obligations under such Guarantor's guarantee and this Indenture on the terms set forth in this Indenture; and (ii) immediately before and immediately after giving effect to such transaction on a *pro forma* basis, no Default or Event of Default shall have occurred or be continuing.

Notwithstanding the foregoing, upon the sale or disposition (whether by merger, stock purchase, or otherwise) of a Guarantor in its entirety to an entity which is not a Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of Section 4.13), such Guarantor will be deemed released from its obligations under its Guarantee of the Securities; *provided, however,* that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of either Issuer or any of their Subsidiaries shall also terminate upon such release, sale or transfer.

Section 11.5  <u>Future Guarantors</u>.

Upon the acquisition by the Issuers or any Guarantor of the Capital Stock of any person, if, as a result of such acquisition, such Person becomes a Subsidiary, and upon designation of any Unrestricted Subsidiary as a Subsidiary, such Subsidiary shall fully and unconditionally guarantee on a senior subordinated basis the obligations of the Issuers with respect to payment and performance of the Securities and the other obligations of the Issuers under this Indenture to the same extent that such obligations are guaranteed by the other Guarantors pursuant to Section 11.1; and, within 60 days of the date of such occurrence, such Subsidiary shall execute and deliver to the Trustee a supplemental indenture making such Subsidiary a party to this Indenture; *provided, however*, that for the purposes of this Section 11.5, the term "Subsidiary" shall not include Unrestricted Subsidiaries.

The Issuers shall cause all Subsidiaries existing on the Issue Date and not a party to this Indenture to fully and unconditionally guarantee on a senior subordinated basis the obligations of the Issuers with respect to payment and performance of the Securities and the other obligations of the Issuers under this Indenture to the same extent that such obligations are guaranteed by the other Guarantors pursuant to Section 11.1; and, within 60 days of the date of this Indenture, each such Subsidiary shall execute and deliver to the Trustee a supplemental indenture making such Subsidiary a party to this Indenture.

**ARTICLE XII**

**SUBORDINATION**

Section 12.1  <u>Securities Subordinated to Senior Debt</u>.

The Issuers, the Guarantors and each Holder, by its acceptance of Securities, agree that (a) the payment of the principal of and interest on the Securities and (b) any other payment in respect of the Securities, including on account of the acquisition or redemption of the Securities by the Issuers or the Guarantors (including, without limitation, pursuant to Section 4.13 or 10.1) is subordinated, to the extent and in the manner provided in this Article XII, to the prior payment in full in Cash or Cash Equivalents of all Senior Debt of the Issuers and the Guarantors, and that these subordination provisions are for the benefit of the holders of Senior Debt.

This Article XII shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Debt, and such provisions are made for the benefit of the holders of Senior Debt, and such

holders are made obligees hereunder and any one or more of them may enforce such provisions.

Section 12.2   <u>No Payment on Securities in Certain Circumstances</u>.

(a)   No payment of any kind or character from any source may be made by or on behalf of the Issuers or a Guarantor, as applicable, on account of the principal of, premium, if any, or interest or Liquidated Damages or Additional Amounts on the Securities (including any repurchases of Securities and rescission payments), or on account of the redemption provisions of the Securities, for cash or property (other than from the trust described in Article VIII), (i) upon the maturity of any Senior Debt of the Issuers or such Guarantor by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, the interest on and any fee or other amount due in respect of such Senior Debt are first paid in full in cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents, or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on or any fee or other amount due in respect of Senior Debt of the Issuers or such Guarantor when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "<u>Payment Default</u>"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

(b)   Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Debt to declare such Senior Debt to be due and payable and (ii) prompt written notice of such event of default given to the Trustee by the Representative under the Credit Agreement or the holders of an aggregate of at least $25 million principal amount outstanding of any other Senior Debt or their representative (a "<u>Payment Blockage Notice</u>"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist (including by reason of the repayment in full of such Senior Debt in cash or Cash Equivalents), no payment (by set-off or otherwise) may be made by or on behalf of the Issuers or any Guarantor which is an obligor under such Senior Debt on account of the principal of, premium, if any or interest or Liquidated Damages or Additional Amounts on the Securities, including any repurchases of Securities and rescission payments, other than payments made from the trust described in Article VIII; *provided, however*, that so long as the Credit Agreement is in effect, a Payment Blockage Notice may only be given by the Representative under the Credit Agreement unless otherwise agreed in writing by the requisite lenders under the Credit Agreement. Notwithstanding the immediately preceding sentence, unless the Senior Debt in respect of which such event of default exists has been declared due and payable in its entirety within 179 days

after the Payment Blockage Notice is delivered as set forth above (the "Payment Blockage Period") (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, the Issuers and the Guarantors shall be required to pay all sums not paid to the Holders of the Securities during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Securities.  Any number of Payment Blockage Notices may be given; *provided, however,* that (i) not more than one Payment Blockage Notice shall be given within a period of any 360 consecutive days, and (ii) no default that existed upon the date of such Payment Blockage Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Debt) shall be made the basis for the commencement of any other Payment Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 days.

(c)  In furtherance of the provisions of Section 12.1, in the event that, notwithstanding the foregoing provisions of this Section 12.2 or the provisions of Section 12.3, any payment or distribution of assets  (other than from the trust described in Article VIII and, in the case of Section 12.3, payment by way of the issuance of Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by such provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Debt, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of such Senior Debt remaining unpaid or unprovided for or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Debt held or represented by each, for application to the payment of all such Senior Debt remaining unpaid, to the extent necessary to pay all such Senior Debt in full in cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

Section 12.3  Securities Subordinated to Prior Payment of All Senior Debt on Dissolution, Liquidation or Reorganization.

Upon any distribution of assets of either Issuer or any Guarantor upon any dissolution, winding up, total or partial liquidation or reorganization of either Issuer or a Guarantor, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities:

(a)   the holders of all Senior Debt of such Issuer or such Guarantor, as applicable, will first be entitled to receive payment on account of all principal of, premium, if any, interest on and fees and other amounts payable in respect of such Senior Debt in full in cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or Cash Equivalents before the Holders are entitled to receive any payment on account of principal of, premium, if any, and interest and Liquidated Damages or Additional Amounts on the Securities, including any repurchase of Securities and rescission payments, other than payments by way of the issuance of Junior Securities or from the trust described in Article VIII; and

(b)   any payment or distribution of assets of such Issuer or such Guarantor of any kind or character from any source, whether in cash, property or securities (other than payments by way of the issuance of Junior Securities or from the trust described in Article VIII) to which the Holders or the Trustee on behalf of the Holders would be entitled (by set-off or otherwise), except for the provisions of Article VIII, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of such Senior Debt or their representative to the extent necessary to make payment in full in cash or Cash Equivalents on all such Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

Section 12.4   Securityholders to Be Subrogated to Rights of Holders of Senior Debt.

Subject to the payment in full in cash or Cash Equivalents of all Senior Debt of the Issuers and the Guarantors as provided herein, the Holders of Securities shall be subrogated to the rights of the holders of such Senior Debt to receive payments or distributions of assets of the Issuers and the Guarantors applicable to the Senior Debt until all amounts owing on the Securities shall be paid in full, and for the purpose of such subrogation no such payments or distributions to the holders of such Senior Debt by or on behalf of the Issuers or the Guarantors, or by or on behalf of the Holders by virtue of this Article XII, which otherwise would have been made to the Holders shall, as between the Issuers and Guarantors and the Holders, be deemed to be payment by the Issuers or Guarantors or on account of such Senior Debt, it being understood that the provisions of this Article XII are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of such Senior Debt, on the other hand.

If any payment or distribution to which the Holders would otherwise have been entitled but for the provisions of this Article XII shall have been applied, pursuant to the provisions

of this Article XII, to the payment of amounts payable under
Senior Debt of the Issuers or the Guarantors, then the Holders
shall be entitled to receive from the holders of such Senior Debt
any payments or distributions received by such holders of Senior
Debt in excess of the amount sufficient to pay all amounts
payable under or in respect of such Senior Debt in full in Cash
or Cash Equivalents.

Section 12.5  Obligations of the Issuers Unconditional.

Nothing contained in this Article XII or elsewhere in
this Indenture or in the Securities is intended to or shall
impair, as between the Issuers and Guarantors and the Holders,
the obligation of each such Person, which is absolute and
unconditional, to pay to the Holders the principal of, premium,
if any, and interest and Liquidated Damages on the Securities as
and when the same shall become due and payable in accordance with
their terms, or is intended to or shall affect the relative
rights of the Holders and creditors of the Issuers and the
Guarantors other than the holders of the Senior Debt, nor shall
anything herein or therein prevent the Trustee or any Holder from
exercising all remedies otherwise permitted by applicable law
upon default under this Indenture, subject to the rights, if any,
under this Article XII and under the proviso to Section 6.2, of
the holders of Senior Debt in respect of cash, property or
securities of the Issuers or the Guarantors received upon the
exercise of any such remedy or otherwise.  Notwithstanding
anything to the contrary in this Article XII or elsewhere in this
Indenture or in the Securities, upon any distribution of assets
of the Issuers referred to in this Article XII, the Trustee,
subject to the provisions of Sections 6.1 and 6.2, and the
Holders shall be entitled to rely upon any order or decree made
by any court of competent jurisdiction in which such dissolution,
winding up, liquidation or reorganization proceedings are
pending, or a certificate of the liquidating Trustee or agent or
other Person making any distribution to the Trustee or to the
Holders for the purpose of ascertaining the persons entitled to
participate in such distribution, the holders of the Senior Debt
and other Indebtedness of the Issuers and the Guarantors, the
amount thereof or payable thereon, the amount or amounts paid or
distributed thereon and all other facts pertinent thereto or to
this Article XII so long as such court has been apprised of the
provisions of, or the order, decree or certificate makes
reference to, the provisions of this Article XII.  Nothing in
this Section 12.5 shall apply to the claims of, or payments to,
the Trustee under or pursuant to Section 6.7.

Section 12.6  Trustee Entitled to Assume Payments Not
Prohibited in Absence of Notice.

The Trustee shall not at any time be charged with
knowledge of the existence of any facts which would prohibit the
making of any payment to or by the Trustee unless and until a

Trust Officer of the Trustee or any Paying Agent shall have received, no later than two Business Days prior to such payment, written notice thereof from the Issuers or from one or more holders of Senior Debt or from any representative therefor and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Sections 7.1 and 7.2, shall be entitled in all respects conclusively to assume that no such fact exists.  The Issuers shall give prompt written notice to the Trustee of any fact actually known to the Issuers which would prohibit the making of any payment to or by the Trustee in respect of the Securities.

Section 12.7  <u>Application by Trustee of Assets Deposited with It</u>.

Amounts deposited in trust with the Trustee pursuant to and in accordance with Article VIII shall be for the sole benefit of Securityholders and, to the extent allocated for the payment of Securities, shall not be subject to the subordination provisions of this Article XII.  Otherwise, any deposit of assets with the Trustee or any Paying Agent (whether or not in trust) for the payment of principal of or interest on any Securities shall be subject to the provisions of Sections 12.1, 12.2, 12.3 and 12.4; *provided* that, if prior to two Business Days preceding the date on which by the terms of this Indenture any such assets may become distributable for any purpose (including without limitation, the payment of either principal of or interest on any Security) the Trustee or such Paying Agent shall not have received with respect to such assets the written notice provided for in Section 12.6, then the Trustee or such Paying Agent shall have full power and authority to receive such assets and to apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it on or after such date.

Section 12.8  <u>Subordination Rights Not Impaired by Acts or Omissions of the Issuers, Guarantors or Holders of Senior Debt, Etc.; Modifications</u>.

No right of any present or future holders of any Senior Debt to enforce subordination provisions contained in this Article XII shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuers, the Guarantors or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Issuers or the Guarantors with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.  The holders of Senior Debt may extend, renew, modify or amend the terms of the Senior Debt or any security therefor and release, sell or exchange such security and otherwise deal freely with the Issuers and the Guarantors, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders.  The subordination provisions

are solely for the benefit of the holders from time to time of Senior Debt and may not be rescinded, cancelled, amended or modified in any way other than any amendment or modification that would not adversely affect the rights of any holder of Senior Debt or any amendment or modification that is consented to by each holder of Senior Debt that would be affected thereby.  The subordination provisions of this Article XII shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Senior Debt is, pursuant to applicable law, avoided, recovered or rescinded or must otherwise be restored or returned by any holder of Senior Debt, whether as a "voidable preference," "fraudulent conveyance," "fraudulent transfer," or otherwise, all as though such payment or performance had not been made.

Section 12.9  <u>Securityholders Authorize Trustee to Effectuate Subordination of Securities</u>.

Each Holder of the Securities by his acceptance thereof authorizes and expressly directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provisions contained in this Article XII and to protect the rights of the Holders pursuant to this Indenture, and appoints the Trustee his attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Issuers or any Guarantor (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuers and the Guarantors) the immediate filing of a claim for the unpaid balance of his Securities in the form required in said proceedings and cause said claim to be approved.  If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of the Senior Debt or their representative are or is hereby authorized to have the right to file and are or is hereby authorized to file an appropriate claim for and on behalf of the Holders of said Securities.  Nothing herein contained shall be deemed to authorize the Trustee or the holders of Senior Debt or their representative to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee or the holders of Senior Debt or their representative to vote in respect of the claim of any Securityholder in any such proceeding.

Section 12.10  <u>Right of Trustee to Hold Senior Debt</u>.

The Trustee shall be entitled to all of the rights set forth in this Article XII in respect of any Senior Debt at any time held by it to the same extent as any other holder of Senior

Debt, and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

Section 12.11  <u>Article XII Not to Prevent Events of Default</u>.

The failure to make a payment on account of principal of, premium, if any, or interest on the Securities by reason of any provision of this Article XII shall not be construed as preventing the occurrence of a Default or an Event of Default under Section 7.1 or in any way limit the rights of the Trustee or any Holder to pursue any other rights or remedies with respect to the Securities.

Section 12.12  <u>No Fiduciary Duty of Trustee to Holders of Senior Debt</u>.

Notwithstanding anything to the contrary herein, the Trustee shall not be deemed to owe any fiduciary duty to any present or future holders of Senior Debt, and shall not be liable to any such holders (other than for its willful misconduct or negligence) if it shall in good faith mistakenly pay over or distribute to the Holders of Securities or the Issuers or Guarantors or any other Person, cash, property or securities to which any holders of Senior Debt shall be entitled by virtue of this Article XII or otherwise.  The Trustee undertakes to perform or to observe only such of the covenants and obligations as are specifically set forth in this Article XII, and no implied covenants or obligations with respect to such holders of Senior Debt shall be implied in this Indenture against the Trustee. Nothing in this Section 12.12 shall affect the obligation of any other such Person to hold such payment for the benefit of, and to pay such payment over to, the holders of Senior Debt or their representative.  In the event of any conflict between the fiduciary duty of the Trustee to the Holders of Securities and its duty to the holders of Senior Debt, the Trustee is expressly authorized to resolve such conflict in favor of the Holders.

## ARTICLE XIII

## MISCELLANEOUS

Section 13.1  <u>TIA Controls</u>.

If any provision of this Indenture limits, qualifies, or conflicts with the duties imposed by operation of the TIA, the imposed duties, upon qualification of this Indenture under the TIA, shall control.

Section 13.2  <u>Notices</u>.

Any notices or other communications to the Issuers, the Guarantors or the Trustee required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, first-class postage prepaid, return receipt requested, addressed as follows:

if to the Issuers or any Guarantor:

    Sun International Hotels Limited
    Coral Towers
    Paradise Island, Bahamas
    Attention:  General Counsel
    Telephone:  (242) 363-6016
    Telecopy:   (242) 363-4581

if to the Trustee (addressed to a Trust Officer at the following address):

    The Bank of New York
    101 Barclay St, Floor 21 W
    New York, New York
    Attention:  Corporate Trust Administration
    Telephone:  (212) 815-5783
    Telecopy:   (212) 815-5915

The Issuers, the Guarantors or the Trustee by notice to each other party may designate additional or different addresses as shall be furnished in writing by such party.  Any notice or communication to the Issuers, the Guarantors or the Trustee shall be deemed to have been given or made as of the date so delivered, if personally delivered; when receipt is acknowledged, if telecopied; and 5 Business Days after mailing if sent by registered or certified mail, first-class postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).

Any notice or communication mailed to a Securityholder shall be mailed to him by first class mail or other equivalent means at his address as it appears on the registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders.  If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 13.3  Communications by Holders with Other Holders.

Securityholders may communicate pursuant to TIA § 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities.  The Issuers, the Guarantors, the Trustee, the Registrar and any other person shall have the protection of TIA § 312(c).

Section 13.4  Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuers to the Trustee to take any action under this Indenture, the Issuers shall furnish to the Trustee:

(1)  an Officers' Certificate (in form and substance reasonably satisfactory to the Trustee) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)  an Opinion of Counsel (in form and substance reasonably satisfactory to the Trustee) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.5  Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1)  a statement that the person making such certificate or opinion has read such covenant or condition;

(2)  a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)  a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)  a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; *provided, however,*

that with respect to matters of fact an Opinion of
Counsel may rely on an Officers' Certificate or
certificates of public officials.

Section 13.6  <u>Rules by Trustee, Paying Agent,
Registrar</u>.

The Trustee may make reasonable rules for action by or
at a meeting of Securityholders.  The Paying Agent or Registrar
may make reasonable rules for its functions.

Section 13.7  <u>Legal Holidays</u>.

A "<u>Legal Holiday</u>" used with respect to a particular
place of payment is a Saturday, a Sunday or a day on which
banking institutions in New York, New York are not required to be
open.  If a payment date is a Legal Holiday in New York, New
York, payment may be made at such place on the next succeeding
day that is not a Legal Holiday, and no interest shall accrue for
the intervening period.

Section 13.8  <u>Governing Law</u>.

THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY
AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE
OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN
THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS
OF LAW.  THE ISSUERS AND EACH GUARANTOR HEREBY IRREVOCABLY SUBMIT
TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE
BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT
SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN
RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR
RELATING TO THIS INDENTURE AND THE SECURITIES, AND IRREVOCABLY
ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND
UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS.  THE
ISSUERS AND EACH GUARANTOR IRREVOCABLY WAIVE, TO THE FULLEST
EXTENT THEY MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, TRIAL BY
JURY AND ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO
THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING
BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT,
ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT
IN AN INCONVENIENT FORUM.  NOTHING HEREIN SHALL AFFECT THE RIGHT
OF THE TRUSTEE OR ANY SECURITYHOLDER TO SERVE PROCESS IN ANY
OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR
OTHERWISE PROCEED AGAINST THE ISSUERS OR ANY GUARANTOR IN ANY
OTHER JURISDICTION.

Section 13.9  <u>No Adverse Interpretation of Other
Agreements</u>.

This Indenture may not be used to interpret another
indenture, loan or debt agreement of any of the Issuers, the
Guarantors or any of their Subsidiaries.  Any such indenture,

loan or debt agreement may not be used to interpret this Indenture.

Section 13.10  <u>No Recourse Against Others</u>.

No direct or indirect stockholder, director, officer or employee, as such, past, present or future of the Issuers, the Guarantors or any successor entity shall have any personal liability in respect of the obligations of the Issuers or the Guarantors under the Securities or this Indenture by reason of his status as such stockholder, director, officer or employee, except to the extent such person is an Issuer or Guarantor.  Each Securityholder by accepting a Security waives and releases all such liability.  Such waiver and release are part of the consideration for the issuance of the Securities.

Section 13.11  <u>Successors</u>.

All agreements of the Issuers and the Guarantors in this Indenture and the Securities shall bind their successors. All agreements of the Trustee in this Indenture shall bind its successor.

Section 13.12  <u>Duplicate Originals</u>.

All parties may sign any number of copies or counterparts of this Indenture.  Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

Section 13.13  <u>Severability</u>.

In case any one or more of the provisions in this Indenture or in the Securities shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 13.14  <u>Table of Contents, Headings, Etc.</u>

The Table of Contents, Cross-Reference Table and headings of the Articles and the Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

## SIGNATURE

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

SUN INTERNATIONAL HOTELS LIMITED

By: _____
    Name:
    Title:

SUN INTERNATIONAL NORTH AMERICA, INC.

By: _____
    Name:
    Title:

THE BANK OF NEW YORK, as Trustee

By: _____
    Name:
    Title:

GUARANTORS:

SUN INTERNATIONAL BAHAMAS LIMITED

By: _____
    Name:
    Title:

PARADISE ISLAND LIMITED


By: _____
     Name:
     Title:


ISLAND HOTEL COMPANY LIMITED


By: _____
     Name:
     Title:


PARADISE BEACH INN LIMITED


By: _____
     Name:
     Title:


PARADISE ENTERPRISES LIMITED


By: _____
     Name:
     Title:


PARADISE ACQUISITIONS LIMITED


By: _____
     Name:
     Title:


SUN INTERNATIONAL MANAGEMENT LIMITED


By: _____
     Name:
     Title:

SUN COVE, LTD.

By: _____
    Name:
    Title:


GGRI, INC.


By: _____
    Name:
    Title:

**[FORM OF NOTE]**

**SUN INTERNATIONAL HOTELS LIMITED**
**SUN INTERNATIONAL NORTH AMERICA, INC.**

**8⅞% SENIOR SUBORDINATED NOTES**
**DUE 2011**

Unless and until it is exchanged in whole or in part for Securities in definitive form, this Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.  Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) ("DTC"), to the Issuers or their agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of DTC (and any payment is made to Cede & Co. or such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.[1]

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.  EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.  THE HOLDER OF

---

[1]     This paragraph should only be added if the Security is issued in global form.

THE SECURITY EVIDENCED HEREBY AGREES FOR
THE BENEFIT OF THE ISSUERS THAT (A) SUCH
SECURITY MAY BE RESOLD, PLEDGED OR
OTHERWISE TRANSFERRED, ONLY (1)(a) TO A
PERSON WHO THE SELLER REASONABLY BELIEVES
IS A QUALIFIED INSTITUTIONAL BUYER (AS
DEFINED IN RULE 144A UNDER THE SECURITIES
ACT) IN A TRANSACTION MEETING THE
REQUIREMENTS OF RULE 144A, (b) IN A
TRANSACTION MEETING THE REQUIREMENTS OF
RULE 144 UNDER THE SECURITIES ACT, (c)
OUTSIDE THE UNITED STATES TO A FOREIGN
PERSON IN A TRANSACTION MEETING THE
REQUIREMENTS OF RULE 904 UNDER THE
SECURITIES ACT, (d) TO AN INSTITUTIONAL
ACCREDITED INVESTOR WITHIN THE MEANING OF
RULE 501(A)(1), (2), (3) OR (7) UNDER THE
SECURITIES ACT THAT IS ACQUIRING THE
SECURITY FOR ITS OWN ACCOUNT, OR FOR THE
ACCOUNT OF SUCH AN INSTITUTIONAL
ACCREDITED INVESTOR, IN EACH CASE IN A
MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES
OF $100,000, FOR INVESTMENT PURPOSES AND
NOT WITH A VIEW TO OR FOR OFFER OR SALE IN
CONNECTION WITH ANY DISTRIBUTION IN
VIOLATION OF THE SECURITIES ACT, OR (e) IN
ACCORDANCE WITH ANOTHER EXEMPTION FROM THE
REGISTRATION REQUIREMENTS OF THE
SECURITIES ACT (AND BASED IN THE CASE OF
(d) UPON DELIVERY OF A TRANSFEREE LETTER
OF REPRESENTATION AND IN THE CASE OF (b),
(c) AND (e) UPON AN OPINION OF COUNSEL IF
THE ISSUERS OR REGISTRAR SO REQUEST), (2)
TO THE ISSUERS OR (3) PURSUANT TO AN
EFFECTIVE REGISTRATION STATEMENT AND, IN
EACH CASE, IN ACCORDANCE WITH ANY
APPLICABLE SECURITIES LAWS OF ANY STATE OF
THE UNITED STATES OR ANY OTHER APPLICABLE
JURISDICTION AND (B) THE HOLDER WILL, AND
EACH SUBSEQUENT HOLDER IS REQUIRED TO,
NOTIFY ANY PURCHASER FROM IT OF THE
SECURITY EVIDENCED HEREBY OF THE RESALE
RESTRICTIONS SET FORTH IN (A) ABOVE.
THESE SECURITIES MAY BE TRANSFERRED ONLY
IN COMPLIANCE WITH APPLICABLE GAMING LAWS.

[THE RIGHTS ATTACHING TO THIS REGULATION
S TEMPORARY GLOBAL NOTE, AND THE
CONDITIONS AND PROCEDURES GOVERNING ITS
EXCHANGE FOR DEFINITIVE SECURITIES, ARE
AS SPECIFIED IN THE INDENTURE (AS DEFINED
HEREIN).  NEITHER THE HOLDER NOR THE
BENEFICIAL OWNERS OF THIS REGULATION S

If a Holder or a beneficial owner of a Note is required by any Gaming Authority to be found suitable, the Holder shall apply for a finding of suitability within 30 days after a Gaming Authority request or sooner if so required by such Gaming Authority.  The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability.  If a Holder or beneficial owner is required to be found suitable and is not found suitable by a Gaming Authority, the Holder shall, to the extent required by applicable law, dispose of his Securities within 30 days or within that time prescribed by a Gaming Authority, whichever is earlier.  If the Holder fails to dispose of his Securities within such time period, the Issuers may, at their option, redeem such Holder's Securities at, depending on applicable law, (i) the principal amount thereof, together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of the finding of unsuitability by a Gaming Authority, (ii) the amount that such Holder paid for the Securities, (iii) the fair market value of the Securities, (iv) the lowest of clauses (i), (ii) and (iii), or (v) such other amount as may be determined by the appropriate Gaming Authority.

---

[2]To be included only on Reg S Temporary Global Securities

No.                                                        $


        Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas ("Sun International"), and Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Sun International ("SINA" and, together with Sun International, the "Issuers," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promise, jointly and severally, to pay to _____, or registered assigns, the principal sum of _____ Dollars, on August 15, 2011.

        Interest Payment Dates: February 15 and August 15.

        Record Dates: February 1 and August 1.

        Reference is made to the further provisions of this Security on the reverse side, which will, for all purposes, have the same effect as if set forth at this place.

        IN WITNESS WHEREOF, each of the Issuers have caused
this Instrument to be duly executed under its corporate seal.

                                SUN INTERNATIONAL HOTELS LIMITED


                                By: _____
                                      Name:
                                      Title:


Attest: _____


                                SUN INTERNATIONAL NORTH AMERICA, INC.


                                By: _____
                                      Name:
                                      Title:


Attest: _____

## [FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION]

This is one of the Securities described in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK,
As Trustee

By: _____
     Authorized Signatory

**SUN INTERNATIONAL HOTELS LIMITED**
**SUN INTERNATIONAL NORTH AMERICA, INC.**

**8⅞% SENIOR SUBORDINATED NOTES**
**DUE 2011**

1.  <u>Interest</u>.

     Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas ("Sun International"), and Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Sun International ("SINA" and, together with Sun International, the "Issuers"), jointly and severally, promise to pay interest on the principal amount of this Security at a rate of 8⅞% per annum.  To the extent it is lawful, the Issuers promise to pay interest on any interest payment due but unpaid on such principal amount at a rate of 8⅞% per annum compounded semi-annually.

     The Issuers will pay interest semi-annually on February 15 and August 15 of each year (each, an "<u>Interest Payment Date</u>"), commencing February 15, 2002.  Interest on the Securities will accrue from the most recent date to which interest has been paid on the Securities pursuant to the Indenture or, if no interest has been paid, from August 14, 2001.  Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

2.  <u>Method of Payment</u>.

     The Issuers shall pay interest (and Liquidated Damages, if any) on the Securities (except defaulted interest) to the persons who are the registered Holders at the close of business on the Record Date immediately preceding the Interest Payment Date.  Holders must surrender Securities to a Paying Agent to collect principal payments. Except as provided below, the Issuers shall pay principal and interest (and Liquidated Damages, if any) in such coin or currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts ("Cash").  The Securities will be payable as to principal, premium and interest (and Liquidated Damages, if any) at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of principal, premium and interest (and Liquidated Damages, if any) may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and <u>provided</u> that payment by wire transfer of immediately available funds will be required with

respect to principal of and interest (and Liquidated Damages, if any) and premium on all Global Securities and all other Securities the Holders of which shall have provided written wire transfer instructions to the Issuers and the Paying Agent.

3.  <u>Paying Agent and Registrar</u>.

       Initially, The Bank of New York (the "<u>Trustee</u>") will act as Paying Agent and Registrar.  The Issuers may change any Paying Agent, Registrar or Co-registrar without notice to the Holders.  The Issuers or any of their respective Subsidiaries may, subject to certain exceptions, act as Paying Agent, Registrar or Co-registrar.

4.  <u>Indenture</u>.

       The Issuers issued the Securities under an Indenture, dated as of August 14, 2001 (the "<u>Indenture</u>"), among the Issuers, the Guarantors named therein and the Trustee.  Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein.  The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The Securities are subject to all such terms, and Holders of Securities are referred to the Indenture and said Act for a statement of them.  The Securities are senior subordinated obligations of the Issuers.

5.  <u>Redemption</u>.

       Except as provided in this Paragraph 5 or as provided in Sections 3.1 or 3.2 of the Indenture, the Issuers shall not have the right to redeem any Securities.  The Securities are redeemable in whole or from time to time in part at any time on or after August 15, 2006 at the option of the Issuers, at the Redemption Price (expressed as a percentage of principal amount) set forth below, if redeemed during the 12-month period commencing August 15 of each of the years indicated below, in each case (subject to the right of Holders of record on the Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date), plus any accrued but unpaid interest (and Liquidated Damages, if any) to the Redemption Date.

| Year | Redemption Price |
|---|---|
| 2006 . . . . . . . . . . . . . . | 104.438% |
| 2007 . . . . . . . . . . . . . . | 102.958% |
| 2008 . . . . . . . . . . . . . . | 101.479% |
| 2009 and thereafter  . . . . . | 100.000% |

A-8

On or prior to August 15, 2004, upon one or more Qualified Equity Offerings, up to 35% aggregate principal amount of the Securities issued pursuant to the Indenture may be redeemed at the option of the Issuers with cash from the Net Cash Proceeds of such Qualified Equity Offering, at 108.875% of the principal amount thereof (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date), plus accrued but unpaid interest (and Liquidated Damages, if any) to the date of redemption; provided, however, that immediately following each such redemption not less than 65% aggregate principal amount of the Securities issued pursuant to the Indenture are outstanding, provided, further that such redemption shall occur within 60 days of such Qualified Equity Offering.

The Securities may be redeemed at the option of the Issuers, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided herein, at any time at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, if any, thereon, plus Liquidated Damages, if any, to the date fixed for redemption if, as a result of any change in or amendment to the laws, treaties, rulings or regulations of The Bahamas, or of any political subdivision or taxing authority thereof or therein, or any change in the official position of the applicable taxing authority regarding the application or interpretation of such laws, treaties, rulings or regulations (including a holding judgment or order of a court of competent jurisdiction) or any execution thereof or amendment thereto, which is enacted into law or otherwise becomes effective after the Issue Date, either Issuer is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts on the Securities as a result of the imposition of a Bahamian tax and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Issuers which do not cause the Issuers to incur any material costs. The Issuers shall also pay to holders on the redemption date any Additional Amounts then due and which will become due as a result of the redemption would otherwise be payable.

If a Holder or a beneficial owner of a Note is required by any Gaming Authority to be found suitable, the Holder shall apply for a finding of suitability within 30 days after a Gaming Authority request or sooner if so required by such Gaming Authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If a Holder or beneficial owner is required to be found suitable and is not found suitable by a Gaming Authority, the Holder shall, to the extent required by applicable law, dispose of his Securities within 30 days or within that time prescribed by a

Gaming Authority, whichever is earlier.  If the Holder fails to dispose of his Securities within such time period, the Issuers may, at their option, redeem such Holder's Securities at, depending on applicable law, (i) the principal amount thereof, together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of the finding of unsuitability by a Gaming Authority, (ii) the amount that such Holder paid for the Securities, (iii) the fair market value of the Securities, (iv) the lowest of clauses (i), (ii) and (iii), or (v) such other amount as may be determined by the appropriate Gaming Authority.

Any redemption of the Securities shall comply with Article III of the Indenture.

6.  <u>Notice of Redemption</u>.

Except as required by a Gaming Authority with respect to a redemption provided for in Section 3.2 of the Indenture, notice of redemption will be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date (unless a shorter notice shall be required by any Governmental Authority) to each Holder of Securities to be redeemed at his registered address.  Securities in denominations larger than $1,000 may be redeemed in part.

Except as set forth in the Indenture, from and after any Redemption Date, if monies for the redemption of the Securities called for redemption shall have been deposited with the Paying Agent on such Redemption Date, the Securities called for redemption will cease to bear interest and the only right of the Holders of such Securities will be to receive payment of the Redemption Price, plus any accrued but unpaid interest (and Liquidated Damages, if any) to the Redemption Date.

7.  <u>Denominations; Transfer; Exchange</u>.

The Securities are in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000.  A Holder may register the transfer of, or exchange Securities in accordance with, the Indenture.  The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any Securities selected for redemption.

8.  <u>Persons Deemed Owners</u>.

The registered Holder of a Security may be treated as the owner of it for all purposes.

9. <u>Unclaimed Money</u>.

If money for the payment of principal or interest remains unclaimed for two years, the Trustee and the Paying Agent(s) will pay the money back to the Issuers at their written request. After that, all liability of the Trustee and such Paying Agent(s) with respect to such money shall cease.

10. <u>Discharge Prior to Redemption or Maturity</u>.

If the Issuers at any time deposit into an irrevocable trust with the Trustee Cash or U.S. Government Obligations sufficient to pay the principal of and interest (and Liquidated Damages, if any) on the Securities to redemption or maturity and comply with the other provisions of the Indenture relating thereto, the Issuers will be discharged from certain provisions of the Indenture and the Securities (including the financial covenants, but excluding their obligation to pay the principal of and interest (and Liquidated Damages, if any) on the Securities). Upon satisfaction of certain additional conditions set forth in the Indenture, the Issuers may elect to have their obligations with respect to outstanding Securities discharged.

11. <u>Amendment; Supplement; Waiver</u>.

Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the written consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding, and any existing Default or Event of Default or compliance with any provision may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding. Without notice to or consent of any Holder, the parties thereto may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency, comply with the TIA or make any other change that does not adversely affect the rights of any Holder of a Security.

12. <u>Restrictive Covenants</u>.

The Indenture imposes certain limitations on the ability of the Issuers and their respective Subsidiaries to, among other things, incur additional Indebtedness and Disqualified Capital Stock, make payments in respect of its Capital Stock, enter into transactions with Affiliates, incur Liens, merge or consolidate with any other person and sell, lease, transfer or otherwise dispose of substantially all of its properties or assets. The limitations are subject to a number of important qualifications and exceptions. The

Issuers must annually report to the Trustee on compliance with such limitations.

13. Change of Control.

In the event there shall occur any Change of Control Triggering Event, each Holder of Securities shall have the right, at such Holder's option but subject to the limitations and conditions set forth in the Indenture, to require the Issuers to purchase on the Change of Control Purchase Date in the manner specified in the Indenture, all or any part (in integral multiples of $1,000) of such Holder's Securities at a cash price equal to 101% of the principal amount thereof, together with accrued but unpaid interest (and Liquidated Damages, if any) to and including the Change of Control Purchase Date.

14. Certain Asset Sales.

The Indenture imposes certain limitations on the ability of the Issuers to sell assets. In the event the proceeds from a permitted Asset Sale exceed certain amounts, as specified in the Indenture, the Issuers generally will be required either to reinvest the proceeds of such Asset Sale in their business, use such proceeds to retire debt, or to make an asset sale offer to purchase a certain amount of Indebtedness, including each Holder's Securities at 100% of the principal amount thereof, plus accrued interest, if any, to the purchase date, as more fully set forth in the Indenture

15. Gaming Laws.

The rights of the Holder of this Security and any owner of any beneficial interest in this Security are subject to various gaming laws and the jurisdiction and requirements of the Gaming Authorities and the further limitations and requirements set forth in the Indenture.

16. Ranking.

Payment of principal, premium, if any, and interest on the Securities is subordinated, in the manner and to the extent set forth in the Indenture, to the prior payment in full of all Senior Debt.

17. Successors.

When a successor assumes all the obligations of its predecessor under the Securities and the Indenture, the predecessor will be released from those obligations.

18. Defaults and Remedies.

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If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of Securities then outstanding may declare all the Securities to be due and payable immediately in the manner and with the effect provided in the Indenture. Holders of Securities may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the Trustee in its exercise of any trust or power.

19. <u>Trustee Dealings with Company</u>.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuers or their respective Affiliates, and may otherwise deal with the Issuers or their Affiliates as if it were not the Trustee.

20. <u>No Recourse Against Others</u>.

No direct or indirect stockholder, director, officer or employee, as such, past, present or future of the Issuers, the Guarantors or any successor entity shall have any personal liability in respect of the obligations of the Issuers or the Guarantors under the Securities or the Indenture by reason of his status as such stockholder, director, officer or employee, except to the extent such person is an Issuer or Guarantor. Each Holder of a Security by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

21. <u>Authentication</u>.

This Security shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on the other side of this Security.

22. <u>Abbreviations and Defined Terms</u>.

Customary abbreviations may be used in the name of a Holder of a Security or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

23. <u>CUSIP Numbers</u>.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuers will cause CUSIP numbers to be printed on the Securities as a convenience to the Holders of the Securities. No representation is made as to the accuracy of such numbers as printed on the Securities and reliance may be placed only on the other identification numbers printed hereon.

24. <u>Governing Law</u>.

The Indenture and the Securities shall be governed by and construed in accordance with the internal laws of the State of New York.

## [FORM OF ASSIGNMENT]

I or we assign this Security to

_____

_____

_____
(Print or type name, address and zip code of assignee)


          Please insert Social Security or other identifying
number of assignee _____

and irrevocably appoint _____ agent to transfer this
Security on the books of the Issuers.  The  agent may
substitute another to act for him.


Dated:  _____  Signed:  _____

_____
     (Sign exactly as your name appears on the other side of
                      this Security)

Signature guarantee:_____


Signatures must be guaranteed by an "eligible institution"
meeting the requirements of the Registrar, which requirements
include membership or participation in the Security Transfer
Agent Medallion Program ("STAMP") or such other "signature
guarantee program" as may be determined by the Registrar in
addition to, or in substitution for, STAMP, all in accordance
with the Securities Exchange Act of 1934, as amended.

## OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Issuers pursuant to Section 4.13 or Article X of the Indenture, check the appropriate box:

☐   Section 4.13

☐   Article X

If you want to elect to have only part of this Security purchased by the Issuers pursuant to the Indenture, state the principal amount you want to have purchased:
$_____

Date: _____ Signature: _____
      (Sign exactly as your name appears on the other side of
      this Security)

Signature guarantee:_____

Signatures must be guaranteed by an "eligible institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

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### SCHEDULE OF EXCHANGES OF DEFINITIVE SECURITIES[3]

The following exchanges of a part of this Global Security for Definitive Securities have been made:

| Date of Exchange | Amount of decrease in Principal Amount of this Global Security | Amount of increase in Principal Amount of this Global Security | Principal Amount of this Global Security following such decrease (or increase) | Signature of authorized signatory of Trustee or Securities Custodian |
|---|---|---|---|---|
| | | | | |

---

[3]    This schedule should only be added if the Security is issued in global form.

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR REGISTRATION OF TRANSFER OF SECURITIES[4]

Re:  8⅞% SENIOR SUBORDINATED NOTES DUE 2011 OF SUN INTERNATIONAL HOTELS LIMITED AND SUN INTERNATIONAL NORTH AMERICAS, INC.

This Certificate relates to $_____ principal amount of Securities held in [5] ☐ book-entry or ☐ definitive form by _____ (the "Transferor").

The Transferor:

☐ has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Security held by the Depository a Security or Securities in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Security (or the portion thereof indicated above); or

☐ has requested the Trustee by written order to exchange or register the transfer of a Security or Securities.

In connection with such request and in respect of each such Security, the Transferor does hereby certify that Transferor is familiar with the Indenture relating to the above-captioned Securities and as provided in Section 2.6 of such Indenture, the transfer of this Security does not require registration under the Securities Act (as defined below) because:[5]

☐ Such Security is being acquired for the Transferor's own account, without transfer (in satisfaction of Section 2.6(a)(ii)(A) or Section 2.6(d)(i)(A) of the Indenture).

☐ Such Security is being transferred to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) in

---

[4]  The following should be included only for Original Securities.

[5]  Check applicable box.

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reliance on Rule 144A (in satisfaction of Section
2.6(a)(ii)(B) or Section 2.6(d)(i)(B) of the Indenture).

☐    Such Security is being transferred in accordance with
(i) Rule 144 or Regulation S under the Securities Act,
(ii) pursuant to an effective registration statement under
the Securities Act, (iii) to an "institutional accredited
investor" within the meaning of Rule 501(A)(1), (2), (3) or
(7) under the Securities Act that is acquiring the Security
for its own account, or for the account of such an
institutional accredited investor, in each case in a minimum
principal amount of $100,000, not with a view to or for offer
or sale in connection with any distribution in violation of
the Securities Act or (iv) in reliance on another exemption
from registration under the Securities Act (in satisfaction
of Section 2.6(a)(ii)(C) or Section 2.6(d)(i)(C) of the
Indenture).  To effect such transfer, the Registrar or the
Issuers may require delivery of an Opinion of Counsel and in
case of a transfer pursuant to clause (iii) above, will
require a transferee letter of representation.

**[INSERT NAME OF TRANSFEROR]**

By:

Dated:_____

**FORM OF GUARANTEE**

For value received, _____, a
_____ corporation, hereby irrevocably,
unconditionally guarantees on a senior subordinated basis to
the Holder of the Security upon which this Guarantee is
endorsed and to the Trustee (i) the due and punctual payment,
as set forth in the Indenture pursuant to which such Security
and this Guarantee were issued, of the principal of, premium
(if any) and interest (and Liquidated Damages, if any) on
such Security when and as the same shall become due and
payable for any reason according to the terms of such
Security and Article XI of the Indenture, (ii) the payment or
performance of all other obligations of the Issuers to the
Holders or the Trustee under the Indenture or the Securities
and (iii) in case of any extension of time of payment or
renewal of any Securities or any of such other obligations,
the payment in full when due or performance in accordance
with the terms of the extension or renewal.  The Guarantee of
the Security upon which this Guarantee is endorsed will not
become effective until the Trustee signs the certificate of
authentication on such Security.

 

By: _____

Attest:_____